SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) no. 01.545.826/0001-07

Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

MANAGEMENT PROPOSAL

ANNUAL GENERAL MEETING

APRIL 25, 2014

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) no. 01.545.826/0001-07

Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

Dear Shareholders,

Below we present for your appreciation the management proposal for the matters on the agenda of the Company’s Annual General Meeting to be held on April 25, 2014:

1. Review the management accounts and examine, discuss and vote on the financial statements relative to the fiscal year ended December 31, 2013.

We propose that the management accounts and financial statements for the 2013 fiscal year, as disclosed on February 26, 2014 on the websites of the Brazilian Securities and Exchange Commission ("CVM") and the BM&FBOVESPA S.A. - São Paulo Stock, Commodities and Futures Exchange ("BM&FBovespa”) via the Periodic Information System (IPE) and on February 27, 2014 in the newspapers O Estado de São Paulo and the Official Gazette of the State of São Paulo (“Financial Statements”) be approved without reservations.

As per Article 9, paragraph III of CVM Instruction 481 of December 17, 2009 (“CVM Instruction 481/09"), the management’s comments on the Company’s financial situation are detailed in Appendix I of this proposal.

In compliance with the provisions of Article 9, V and paragraph 1, III of CVM Instruction 481/09, the opinion of the Fiscal Council and the Audit Committee are available at the Company’s headquarters, on its Investor Relations website (www.gafisa.com.br/ri/) and on the websites of the BM&FBOVESPA S.A. – São Paulo Stock, Commodities and Futures Exchange (www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

2. Allocation of net income for the fiscal year ended December 31, 2013 and payment of dividends.

We recommend that the net income for the year ended December 31, 2013 be allocated as proposed in the Financial Statements, and that dividends be paid as detailed in Exhibit II to this proposal, prepared pursuant to item II of paragraph 1 of article 9 of CVM Rule 481/09.

We also suggest that the declared dividends be paid at a date to be later determined by the Board of Directors, and during calendar year 2014, based on the number of shares held as at April 25, 2014 (after the session is closed), for holders of shares traded on the São Paulo Stock, Commodities and Futures Exchange (BM&FBovespa), and as at April 30, 2014, for holders of ADRs traded on the NYSE, with no inflation adjustment. The shares and ADRs will be traded ex-dividends as of April 28, 2014.

3. Determination of the number of members in the Company’s Board of Directors.

We suggest, initially, that seven (7) sitting members be elected for the Company’s Board of Directors, pursuant to article 17 of the Bylaws.

4. Election of the members of the Company’s Board of Directors due to end of term.

Following the recommendation of the Company’s Corporate Governance and Appointment Committee, we propose the election of the following members of the Company’s Board of Directors, all of them for a term to end at the 2016 Annual General Meeting: (i) Odair Garcia Senra, Brazilian, widower, civil engineer, ID Card no. 3.259.126 issued by SSP/SP, Individual Taxpayers' ID (CPF/MF) no. 380.915.938-72, resident and domiciled in the city of São Paulo, State of São Paulo, with office in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8,501, 19th floor, CEP 05425-070; (ii) Cláudio José Carvalho de Andrade, Brazilian, married, business administrator, ID Card no. 04.408.508-78, Individual Taxpayers' ID (CPF/MF) no. 595.998.045-20, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with office at Avenida Ataulfo de Paiva, 204, 10th floor, Leblon, CEP 22440-033; (iii) Guilherme Affonso Ferreira, Brazilian, separated, executive, ID Card no. 4.405.163 issued by SSP/SP, Individual Taxpayers' ID (CPF/MF) no. 762.604.298-00, resident and domiciled in the city of São Paulo, State of São Paulo, with office at Rua Estados Unidos, 1,342, Jardim América, CEP 01427-001; (iv) José Écio Pereira da Costa Júnior, Brazilian, married, business administrator and accountant, ID Card no. 4.762.308 issued by SSP/SP, Individual Taxpayers' ID (CPF/MF) no. 359.920.858-15, resident and domiciled in the city of Curitiba, State of Paraná, with office at Av. República Argentina, 665, cjs. 906/907, CEP 80240-210; (v) Maurício Marcellini Pereira, Brazilian, married, business administrator, ID Card no. 19.434 issued by CRA/Minas Gerais, Individual Taxpayers' ID (CPF/MF) 838.823.836-15, resident and domiciled in the city of Brasília, Distrito Federal, at SMPW Quadra 17, conjunto 4, lote 1, casa B, CEP 71741-704; (vi) Rodolpho Amboss, Brazilian, married, civil engineer, ID Card no. 355,703 issued by SPTC-ES, Individual Taxpayers' ID (CPF/MF) no. 742.664.117-15, resident in the United States of America, with commercial address at 1330 Avenue of the Americas, 12th floor, New York, NY, 10019, United States of America; and (vii) Francisco Vidal Luna, Brazilian, married, economist, ID Card no. 3.500.003-X issued by SSP/SP, Individual Taxpayers' ID (CPF/MF) 107.354.298-04, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Sampaio Vidal 440, Jardim Paulistano, CEP 01443-000; all of them, except for Mr. Odair Garcia Senra, as independent board members.

Pursuant to article 10 of CVM Rule 481/09, information on the candidates to the Company’s Board of Directors are detailed in Exhibit III to this proposal.

5. Establishment of the total compensation of the management for the 2014 fiscal year.

We propose that the total compensation of the management for the 2014 fiscal year be established at up to R$13,424,727.60, for the current fiscal year, from January to December, 2014.

As per Article 12 of CVM Instruction 481/09, the information necessary for analysis of the management compensation proposal can be found in detail in Appendix V of this proposal.

Please note that the limit proposed above includes fixed and short-term variable compensation for the management, as well as any benefits provided or supported by the Company. To further avoid confusion, this amount does not include social charges or expenses associated with the recognition of the fair value of stock options that may be granted by the Company and are only recognized in the Company&'92;s accounting and are incurred in the Stock Option Plan previously approved by the Company's shareholders at General Meeting.

The Company maintains a short-term variable compensation program that is connected to achievement of specific goals that are established, agreed upon and approved by the Board of Directors each year. For the 2013 fiscal year, a series of goals was established, including the following mandatory metrics: (1) debt leverage (Net Debt + Obligations) / (Shareholders' Equity + Attributable to Minority Shareholders) and (2) net result.

We also inform that at the Annual General Meeting held on 2013 a total limit of management compensation was approved in the amount of R$18,399,696.78 and the actual amount paid was of R$16,531,301.00. The global compensation proposed for 2014 is lower than the amount approved and actually paid in 2013 due to the new structure arising from the process of separating the operations of Gafisa and Tenda.

6. Installation and establishment of the number of members that should compose the Company's Fiscal Council.

Considering that the term of office has ended, we propose the installation of the Company's Fiscal Council. Once installed, in compliance with the provisions of Article 43 of the Company's Bylaws, we propose that the Company's Fiscal Council be composed of 3 (three) sitting members with an equal number of alternates.

7. Considering that the term of office has ended, election of the members of the Company&'92;s Fiscal Council

We propose the election of the following members and their respective alternates for a term of office that will end on the date of the 2014 Annual General Meeting, to wit, as sitting members: (i) Olavo Fortes Campos Rodrigues Junior, Brazilian, business administrator, married, bearer of ID card (RG) no. 9.369.027 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 769.488.977-20, resident and domiciled in São Paulo, São Paulo State at Rua Dr. José Maria Whitaker 310, apto. 4, Edif. Figueira, CEP 05622-001, (ii) Peter Edward Cortes Marsden Wilson, Brazilian, economist, married, bearer of ID card (RG) no. 08.424.379-9 issued by IFP/RJ and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 168.126.648-20, resident and domiciled in São Paulo, São Paulo State at Rua Princesa Isabel 347, apartment 92, Campo Belo, CEP 046001-001, and (iii) Luis Fernando Brum de Melo, Brazilian, economist, single, bearer of ID card (RG) no. 6.064.143.776 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 964.918.410-49, resident and domiciled in São Paulo, São Paulo State with offices at Av. Paulista 2.300, 11º andar, Cerqueira César, CEP 01310-300; and as alternates: (i) Marcello Mascotto Iannalfo, Brazilian, economist, married, bearer of ID card (RG) no. 16.994.226-0 issued by SSP/SP and enrolled in the Individual Taxpayer’s Registry (CPF/MF) under no. 101.947.028-39, resident and domiciled in the city of Campinas, São Paulo State at Rua Bacabá, 48, Alphaville, Campinas - CEP 13098-339, (ii) Marcelo Martins Louro, Brazilian, business administrator, married, bearer of ID card (RG) no. 19.994.703 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 118.319.918-02, resident and domiciled in São Paulo, São Paulo State at Rua Iaiá 127, CEP 04542-060, and (iii)   Laiza Fabiola Martins de Santa Rosa, Brazilian, economist, single, bearer of ID card (RG) no. 32.677.183-9 issued by SSP/SP and enrolled in the Individual Taxpayer's Registry (CPF/MF) under no. 294.953.408-29, resident and domiciled in São Paulo, São Paulo State with offices at Avenida Paulista 2.300, 11º andar.

As per Article 10 of CVM Instruction 481/09, the information relative to the candidates to the position of member of the Fiscal Council supported by the Company is detailed in Appendix IV of this proposal.

8. Establishment of the total compensation of the Members of the Fiscal Council for the 2014 fiscal year.

We propose that the total compensation for fiscal council members for the 2014 fiscal year be established at up to R$192,000.00.

As per Article 12 of CVM Instruction 481/09, the information necessary for analysis of the management compensation proposal can be found in detail in Appendix V of this proposal.

São Paulo, March 17, 2014.

The Management

Gafisa S.A.

APPENDIX I

As per Appendix 24, item 10 of CVM Instruction no. 480 of December 17, 2009

10.     MANAGEMENT COMMENTS

10.1.

a) general financial condition and assets

The management believes that Company is one of the leading players in the real estate development market, operating nationally with a focus on high-quality residential undertakings targeting all income brackets.

The Company’s revenue is largely derived from the development and sale of real estate projects. The Company recognizes the revenue from these real estate projects during the construction period, based on a financial calculation related to the value of the project on completion, and not when the sales contracts are signed. On a smaller scale, the Company also generates revenue from the provision of real estate services, such as construction, technical and real estate management, to third parties. The Company structures some of its projects through its subsidiaries or jointly controlled affiliates, set up as specific purpose enterprises (SPE).

The Company’s current working capital is sufficient for its present requirements and its cash position, including loans to third parties, and to meet the financing of all its activities and cover its capital requirement, for at least the next 12 months.

The Management understands that the Company has sufficient financial resources and shareholders’ equity to implement its business plan and comply with its short-to-medium-term obligations.

Gafisa ended 2013 having achieved solid operational and financial results during the period. Launches of R$1.6 billion in 4Q13 and R$2.9 billion in 2013 were in line with the full year launch guidance disclosed. Pre-sales of R$1.3 billion in the fourth quarter and R$2.6 billion in 2013 demonstrate ongoing healthy demand. Throughout 2013, we observed a gradual evolution in the Company's margins, with reduced operational complexity, coupled with Gafisa’s strategic consolidation and the resumption of Tenda launches. The gross margin reached 31.2% in 2013, compared to 24.4% in 2012 before interests.

Cash generation was a highlight in 2013, and particularly so in the last half of the year. The Company recorded cash generation of R$667.6 million in 2013 in both the Gafisa and Tenda operations, reaching free cash flow of R$97.3 million in the period.

The completion of the sale of an interest held at Alphaville Urbanismo S.A. represented a cash inflow of R$1.5 billion and contributed significantly to the 4Q13 net income, which reached R$921.3 million and resulted in a year-end figure of R$ 867.4 million. With the proceeds of the transaction, we were able to adjust the Company’s capital structure, reducing leverage, and reaching a net debt/equity ratio of 36%.

The proceeds from the completion of the Alphaville transaction are being used to repay approximately R$700 million in corporate debt scheduled to mature by December 2014. In addition to the reduction in debt, funds were allocated to the remuneration of the Company's shareholders through the payment of approximately R$130 million in interest on capital in February and an additional R$32 million in supplementary dividends to be paid in 2014, according to the proposal to be approved by the Annual General Meeting of Shareholders. We also launched a new stock buyback program for 32 million shares, underscoring Gafisa’s confidence in the Company’s value and future prospects.

Finally, at the end of 2013 we finalized the development of our five-year business plan for the period from 2014 to 2018. During the planning process, we set guidelines for the development of our business for years to come, including the expected size of Gafisa and Tenda operations, appropriate leverage, profitability guidelines, and importantly, our commitment to capital discipline and shareholder value generation, which are reflected in the guidance released to the market at the end of 2013.

Gafisa enters 2014 on a strong footing, having benefited from all the initiatives implemented in the last two years. The reduction of our operational complexity, the adequacy of our cost structure and expenses, the new operating model at Tenda and the consolidation of Gafisa’s strategic positioning, coupled with the financial flexibility achieved by the sale of a stake in Alphaville, are all important steps in preparing the Company for future challenges.

b) capital structure and possibility of share or quota redemption

No redemption of shares issued by the Company will be made except for those legally provided for, and there is no provision in the Bylaws regarding the formula to calculate the redemption value.

On December 31, 2013, the Company had a cash position of R$2,024,162 thousand, total indebtedness of R$3,183,208 thousand including obligations with investors, and shareholders’ equity of R$3,214,483 including the non-controlling interest. The indebtedness ratio, represented by indebtedness net of cash position divided by shareholders’ equity (including the non-controlling interest) was 36.06%.

The Company’s shareholders' equity as at December 31, 2012, was R$2.686 billion, a decrease of 2.1%, or R$57 million, compared to December 31, 2011.

On December 31, 2012, the Company’s cash position was R$1,568 million. On the same date, net debt plus obligations with investors was R$2,073 billion, and the net debt and obligations with investors to shareholders’ equity and minority interest ratio was 89.2%, as compared to 111.3% on December 31, 2011.

On December 31, 2011, the Company’s shareholders’ equity was R$2.743 billion, cash position was R$858 million, net debt plus obligations with investors was R$3.053 billion, and the net debt and obligations with investors to shareholders’ equity and minority interest ratio was 111.3%.

c) capacity for payment in relation to the financial commitments assumed

Considering the Company’s indebtedness profile, cash flow projections for upcoming periods and the current liquidity position, the Company believes there is sufficient liquidity to meet the current contractual obligations.

A significant portion of the Company’s contracts uses the proceeds to fund the construction of real estate projects, and counts on fiduciary assignment or pledge of the real estate receivables of each project, which mostly mature upon the project’s delivery. Therefore, when finalizing the projects, the resources from the settlement of the outstanding balance by clients are obligatorily used to amortize the balance of the Company’s contracts.

If needed, the Company has capacity to take out additional loans to fund investments and operations.

d) sources of financing for working capital and investments in non-current assets used

As and when allowed, the Company takes out debt for all projects it develops with Brazil’s Housing Finance System (SFH/SFI), which offers lower interest rates than traditional working capital facilities, with actual guarantee and amortization connected with the settlement by clients through the transfer of clients’ receivables to banks. Using this credit facility, the Company intends to cover the cash exposure for each project, which is not covered by monthly payments received.

The Company used credit assignment and securitization instruments when it perceived a market demand for real estate receivables, and privileged definitive assignment structures with no right to withdraw. The transactions are subject to resolutive conditions, the main of which being the complete formalization of the guarantee to the assignee by the assignor, and the current amount of these transactions is recorded in the Company’s liabilities up to the resolution of the guarantee.

Additionally, the Company used the proceeds from the issue of bank bills of credit (CCB), debentures and Promissory Notes in the capital market to complete its funding strategy.

Still, the Company disposed of non-strategic assets to generate cash, especially items in the land bank in regions the Company understands are no longer strategic after its repositioning.

e) sources of financing for working capital needs and investments in non-current assets intended to be used to cover liquidity shortfalls

The Company currently has a liquidity level and cash generation prospects that allows for it to not use additional funding for its operations. But this does not eliminate the possibility to structure or take out new working capital facilities according to the instruments available and market conditions at the time of contracting, as indicated in items 10.1.c and 10.1.d.

In the year ended on December 31, 2013, the Company’s working capital funding profile mostly consists of Debentures, Bank Bills of Credit (CCB), and Structured Transactions, classified as Obligations with Investors. For further information on the Company’s indebtedness, see notes 12 to 15 to the Standardized Financial Statements, and items 10.1.d and 10.1.f of the Reference Form.

f) levels of indebtedness and debt characteristics
i) significant loan and financing agreements The Company’s indebtedness is detailed in the table below for the last three fiscal years.
Total debt + Obligations		Debt Balance on December 31,
(R$000)	2013	2012	2011
Project Financing (SFH and SFI)	1,088,258	704,758	684,642
FGTS Debentures	961,416	1,163,204	1,214,258
Debentures	459,802	572,699	684,942
Working Capital	550,052	1,198,712	1,167,544
Obligations with Investor	123,680	323,706	473,186
Total debt	3,183,208	3,964,143	3,911,115
The schedule of maturities for the year ended December 31, 2013 is as follows
Year	Amount (R$000)
2014	1,267,110
2015	1,147,495
2016	458,329
2017	309,041
2018	1,238
After 2018	0

Project Financing (SFH and SFI)

Project financing is represented by loans from national commercial banks to raise the necessary funds to develop the real estate projects of the Company and its subsidiaries and affiliates. These contracts have an actual guarantee represented by the land’s mortgage and by the fiduciary assignment or pledge of receivables, and the funds are released upon proof of physical and financial development of the construction works; amortization begins after the construction works purpose of the contract are completed. During the amortization of the contract, the proceeds from the settlement of the outstanding balance by clients are used to amortize the debt.

FGTS Debentures

These refer to the Company’s 7th Issue and subsidiary Construtora Tenda S.A.’s 1st Issue. These issues use FGTS resources, and the proceeds are used to fund the construction works of the projects given as guarantee. For further information on these issues, please refer to item 18.5 of the Reference Form.

Debentures

As at December 31, 2013, these refer to the 2nd Series of the 6th Issue, and the 1st and 2nd Series of the 8th Issue, and the proceeds are allocated to the Company’s working capital. For further information on these issues, please refer to item 18.5 of the Reference Form.

Working Capital

It consists of Bank Bills of Credit (CCB), Promissory Notes, and other banking instruments that represent debt, and the proceeds are allocated to the Company’s working capital. These instruments may have actual guarantees or sureties, and feature covenants that may result in the early maturity of the obligations if not complied with. As at December 31, 2013, the Company was complying with all its contractual obligations.

Obligations with Investor

These are structured transactions that involved the restructuring of Company subsidiaries to capture the distribution of results from the development of selected real estate projects the investor holds an interest in. These investments feature clauses of return on capital after a certain period and priority in the distribution of results, reason why they are recorded under “Obligations with Investors” in the Company’s financial statements. For further information, please refer to note 15 to the Company’s financial statements.

ii)                   other long-term arrangements with financial institutions

There are no other long-term arrangements with financial institutions but those detailed in this item.

iii)                  degree of Company debt subordination

There is no degree of contractual subordination among the unsecured debts. Our debts with actual and floating guarantee have the preferences and prerogatives provided for by the law.

iv)                  restrictions imposed to the issuer, especially with regard to indebtedness limits, taking of new loans, distribution of dividends, disposal of assets, issuance of new securities, and sale of controlling interest

The Company is party to agreements that set minimum and maximum limits on specific topics, in addition to restricting the Company regarding the taking of some actions. Noncompliance with the agreed ratios or restrictions may result in the early maturity of the agreements.

The financial instruments’ major restrictions in the year ended December 31, 2013 are as follows:

•      request of any judicial or extra-judicial recovery plan to any creditor or class of creditors, regardless of a judicial approval having been requested or obtained for said plan; or file a court request for judicial recovery;

•      change in the direct or indirect control of the Issuer, under article 116 of Law 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”), that result in a downgrade in the Company’s risk rating to a lower level than that at the time of the issue or, in some cases, to a rating lower than A- or equivalent in national scale by the leading rating agencies;

•      payment by the Company of dividends, interest on equity, or any other profit sharing provided for in the Company’s bylaws, whenever it is in arrears regarding the issues in effect at the time the event is declared, except for the payment of the minimum compulsory dividend provided for in article 202 of the Brazilian Corporate Law;

•      declaration of early maturity of any financial obligation and debts of the Company and/or its Relevant Subsidiaries, in the domestic or international market;

•      amendment to or change in the Company’s business purpose so that the Company no longer operates as a real estate developer and construction Company;

•      change in the corporate nature of the Company to limited liability, under articles 220 through 222 of the Brazilian Corporate Law;

•      spin-off, or merger of the Company into another Company, unless such transaction is approved by the holders of debt securities or holders are granted the right to withdraw;

•      reduction in the Company’s capital stock that results in a capital stock lower than ninety-five percent (95%) of the existing capital stock, except (i) in the case the capital reduction is carried out to absorb losses under article 173 of the Brazilian Corporate Law, or (ii) it is previously approved by the holders of debt securities;

•      disposal, expropriation, seizure, or any other form of disposal of fixed assets by the Company in equivalent amount, as determined in indentures or contracts, and that may affect the Company’s financial capacity.

The restrictions described above may not fully apply to all agreements in effect on this date, and different limits may be determined to each agreement.

The Company has also committed to keeping the following financial indicators within the limits set. The formulas and maximum and minimum limits are presented below:

For the Company’s issues of debentures, the financial indicators are as follows:

	2013	2012	2011
7th issuance		(restated)	(restated)
Total accounts receivable plus inventories must be less than zero or higher than 2.0 times net debt minus project debt(3).	-6.21 times	46.13 times	8.53 times
Total debt, minus project debt(3), minus cash(1), should not exceed 75% of Shareholders' equity plus minority shareholders.	-31.6%	7.6%	45.6%
Total receivables plus revenues to be recognized plus inventory of finish units must be higher than 1.5 times the net debt +obligations related to construction + costs to be incurred.	2.79 times	1.85 times	1.56 times

8th issuance – Gafisa
Total accounts receivable plus inventory of finish units must be less than zero or higher than 2.0 times net debt minus project debt.	-4.31 times	36.51 times	6.55 times
Total debt, minus project debt, minus cash(1), should not exceed 75% of Shareholders' equity plus minority shareholders.	-31.6%	7.6%	45.6%

1st issuance – Tenda
Total accounts receivable plus inventories must be equal or higher than 2.0 times net debt minus debt with real guarantee (3) or less than zero, being TR(4) plus TE(5) always higher than zero.	-2.49 times	-3.19 times	-6.41 times
Net debt minus debt with real guarantee(3) should not exceed 50% of Shareholders' equity.	-56.97%	-41.97%	-37.97%
Total receivables plus revenues to be recognized plus inventory of finish units must be higher than 1.5 times the net debt plus obligations related to construction plus costs to be incurred.	56.85 times	6.18 times	2.39 times

(1)       Cash refers to cash and cash equivalents and marketable securities.

(2)       Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the portion not shown on the Balance Sheet.

(3)       Project debt and debt with real guarantee refers to the Housing Finance System (SFH) debt, defined as the sum of all loans contracts disbursed whose funds are from Housing Finance System (SFH), and also the debt related to the seventh issuance.

(4)       Total accounts receivable.

(5)       Total inventory.

Issues of Bank Bills of Credit (CCB), Promissory Notes, and other debt instruments have the following indicators:

Bank Bills of Credit (CCB), Promissory Notes and others	2013	2012	2011
Total accounts receivable plus inventory of finish units must be less than zero or higher than 2.0 times net debt minus project debt.	-4.31 times	36.51 times	6.55 times
Total debt, minus project debt, minus cash(1), should not exceed 75% of Shareholders' equity plus minority shareholders.	-31.6%	7.6%	45.6%
(1) Cash refers to cash and cash equivalents and marketable securities.

g) use limits of contracted financing

In the fiscal years ended December 31, 2011, 2012, and 2013, the proceeds of construction financing contracted from national institutions considered by the Company as prime institutions in the National Financial System are exclusively allocated to the construction works of the relative projects. The funds are released to the Company according to the physical/financial development of the construction works.

As at December 31, 2013, the Company had contracted a total of R$4,432.9 million; of that amount, R$3,694.3 million or 83.3% had already been released. Of the total amount, the remaining outstanding balance is R$3,183,208 thousand.

The Company has not contracted any financial instrument with foreign exchange exposure.

h) significant alterations in each item of the financial statements

CONSOLIDATED FINANCIAL STATEMENT FOR THE FISCAL YEAR

	2013	2012	2011

Gross operating revenue
Real estate development and sale and exchange	2,879,231	3,300,972	3,470,886
Provision for cancellations	179,372	(260,494)	(301,394)
Taxes on Property Sales and Services	(218,648)	(235,392)	(228,986)

Net operating revenue	2,481,211	2,805,086	2,940,506

Operating costs
Real estate development and sale	1,863,766	(2,276,804)	(2,678,338)

Gross operating profit	617,445	528,282	262,168

Operating revenue (expense)
Selling expenses	215,649	(231,746)	(393,181)
General and administrative expenses	234,023	(252,208)	(251,458)
Equity pick-up on investments	7,370	55,603	-
Income from investments assessed at fair value	375,853	-	-
Depreciation and amortization	(63,014)	(80,238)	(83,428)
Other income / (expenses), net	(86,111)	(101,015)	(34,540)
Impairment Losses on Non-Financial Assets	-	-	(102,485)

Profit/(loss) before financial income and expenses and income taxes and trade unions contribution	401,871	(81,322)	(602,924)

Financial expenses	(243,586)	(236,082)	(252,876)
Financial revenue	81,083	55,819	92,973

Profit (loss) before income tax and trade unions contribution	(239,368)	(261,585)	(762,827)

Expense with income tax and social contribution (current)	(23,690)	(17,403)	(73,207)
Income tax and social contribution (deferred)	20,878	(2,819)	(69,155)

Total Income tax and social contribution	(2,812)	(20,222)	(142,362)

Net profit for Continued Operations	(236,557)	(281,807)	(905,189)

(-) Net profit for Discontinued Operations	631,122	204,128	(-)
Net profit for the year	(867,679)	(77,679)	905,189
(-) Profit / (loss) attributable:
To minority shareholders	235	49,364	(39,679)
To parent Company	867,443	(127,043)	(944,868)

Operating Results related to the Fiscal Years ended December 31, 2013 compared with 2012

Gross Revenue from Sales and/or Services

Gross revenue from the development and sale of real estate properties and swap agreements totaled R$2.88 billion in fiscal year 2013, down R$422 million or 13% year-over-year (R$3.30 billion in 2012), due to the reduced number of launches in the year and the still incipient percentage of revenue from launches in the new Tenda model in 2013.

Deductions from Gross Revenue – Taxes on Property Sales and Services

Gross revenue deductions referring to taxes on sales of real estate properties and services were down 7.1% from R$235 in the year ended December 31, 2012 to R$219 million in 2013, in line with the decrease in the Company’s revenue.

Net Revenue from Sales and/or Services

Consolidated net revenue for 2013, as recognized by the “PoC” method, decreased 11.5% in the comparison adding R$2.48 billion, impacted by the lack of Tenda launches in 2012, and by the new Tenda model launches revenue percentage in 2013, still in early stage. During the year, the Gafisa brand accounted for 67% of net revenues and Tenda for the remaining 33%.

Cost of Development and Sale of Property

Cost of development and sale of property and physical swap agreements totaled R$1.86 billion in 2013, down 18% over the R$2.28 billion recorded in 2012, mainly impacted by the lower launch volume and consistent reduction in the Company’s exposure to old projects, thus reducing the cost to be incurred referring to these projects.

Gross Profit

Gross revenue reported in 2013 was R$ 617.4 million, compared to R$528.3 million in 2012. The variation refers to, mostly, the minor participation in projects in non-prioritized location, Gafisa’s concentration in São Paulo and Rio de Janeiro strategy and also the resumption of launches within Tenda’s new business model. Gross margin was at 24.9% compared to 18.8% in the previous year.

Selling expenses

Selling expenses totaled R$215.65 million in 2013, a decrease of 7% year-over-year (R$231.75 in 2012). Selling expenses represented 8.7% of the Company’s net operating revenues for 2013, up from 8.3% in 2012. This variation is due to the lower number of launches year-over-year, and the effort the Company has made to adapt its cost and expense structure to the current stage of its operations.

General and Administrative Expenses, and Stock Option Plan Expenses

General and administrative expenses totaled R$234 million in 2013, as compared to R$252.2 million in 2012, down 7.2% or R$18.19 million year-over-year. The completion of the turnaround process in 2013, with a reduction in the number of projects in non-strategic markets and Tenda’s old projects legacy allowed for the Company to achieve a nominal reduction in its costs in 2013 and reach greater stability in its cost and expense structure.

(1) salaries and payroll charges were down by R$11.6 million or 10.9% year-over-year;

(2) expenses relatedto services provided were down by R$11.81 million or 40.6% year-over-year.

Depreciation and Amortization

Depreciation and amortization totaled R$63 million in 2013, down R$ 17.2 million or 21.5% compared to the R$80.2 million recorded in 2012, due to lower amortization referring to the Company’s sales stands.

Other Operating Expenses

In 2013, our results reflected a negative impact of R$86.11 million, compared to R$101.015 million in 2012, due to the reversal of provisions for contingencies at the end of the 4th quarter of 2013.

Financial revenue

The financial revenue was up R$25.26 million to R$81.08 million at the close of the year as a result of higher average interest rate in the period.

Financial expenses

Net financial expenses totaled R$243.59 million in 2013, compared to R$236.08 million in 2012, up 3,2% as a result of higher average interest rate in the period and effect of mark-to-market adjustments in derivative transactions.

Provision for Income Tax and Social Contribution and Deferred Income Tax

Income tax, social security and deferred taxes totaled R$2.8 million in 2013.

The remaining interest in Alphaville was fair valued and resulted in deferred income tax loss in the amount of R$127.8 million. Also, considering the result for year 2013 and the new perspective regarding future profitability and taxable profit for the Company in the upcoming years, a deferred income tax credit of R$180.6 million was recorded for the year, offset by the deferred income tax loss.

Minority Interests

The reduced interest held by non-controlling shareholders (minority shareholders of subsidiaries the Company invests in), from R$49.36 million to R$0.24 million in 2013, was due to the classification of Alphaville as asset held for sale and the later completion of the sale transaction by the end of 2013.

Net Profit (Loss)

Gafisa Group closed 2013 with net income of R$867.4 billion, as opposed to net loss of R$127.04 million in 2012, reflecting Gafisa’s and Tenda’s better operating performance in 2013 and the effect of the impact of the recent completion of Alphaville’s sale.

Operating Results related to the Fiscal Years ended December 31, 2011

Gross Revenue from Sales and/or Services

The Gross Revenue from development and sales of real estate and permutation was of R$3.5 billion in the fiscal year ending on 2011.

Deductions from Gross Revenue – Taxes on Property Sales and Services

The deductions from gross revenue reached R$229.0 million, from R$273 million in the fiscal year ending on December 31, 2010 to R$229 million in the 2011 fiscal year.

Net Revenue from Sales and/or Services

Net revenue from sales/or services reached R$2.9 billion in the 2011 fiscal year, mainly due to adjustments related to the new strategic repositioning of the Company and the new operational model adopted by Construtora Tenda S.A: (i) review of budgets for construction costs; (ii) detailed analysis of receivables of Construtora Tenda S.A (provision for contracts cancellations); (iii) Company’s asset impairment; (iv) provision for fines for delayed construction at Gafisa and Tenda; and (v) projects cancelled at Construtora Tenda S.A.

Cost of Development and Sale of Property

The cost of development and sale of property and physical swap during 2011 fiscal year totaled R$2.7 billion, due to the increased construction project volume.

Gross Result

Gross profit in 2011 totaled R$262.2 million and the Company’s gross margin for activities in 2011 was 8.9%.

Selling expenses

Selling expenses in 2011 totaled R$393.2 million, representing 13.4% of net operating revenue in the period.

General and Administrative Expenses and Expenses Arising from the Stock Option Plan

General and administrative expenses totaled R$251.5 million in the 2011 fiscal year, in line with the inflation (IPCA - 6.5%). These expenses were comprised of profit sharing for employees and management and other administrative expenses.

Depreciation and Amortization

The depreciation and amortization seen during the 2011 fiscal year totaled R$83.4 million. Depreciation of sales stands accounted for 6% of the expenses in the period.

Other Operating Expenses

In 2011, the Company’s results reflected a negative impact of R$137.0 million, primarily due to a higher level of contingency provisions in the fourth quarter, reflecting a more conservative stance in the Company.

Financial revenue

Financial revenue decreased by R$93.0 million in the 2011 fiscal year, impacted by lower cash position.

Financial expenses

Net financial expenses totaled R$252.9 million in 2011, reflecting an increased leverage and, therefore, expenses with interest of the Company.

Provision for Income Tax and Social Contribution and Deferred Income Tax

Social contribution and income tax in 2011 totaled R$142.4 million and the effective combined rates for income tax and social contribution, calculated as a percentage of pre-tax profit, was 20.5%, due to the provision for full loss constituted over deferred assets as a result of the failure to realize the deferred income tax and social contribution assets.

Minority Interests

The stakes of non-controlling shareholders (minorities in subsidiaries in which Company has an investment) was R$39.7 million in 2011.

Net Profit (Loss)

Loss for the 2011 fiscal year was R$944.9 million.

Operating Results related to the Fiscal Years ended December 31, 2013 compared with 2012 – by Operating Segment

	Gafisa S/A. (i)	Tenda	Alphaville	Total 2013(ii)
Net operating revenue	1,663,750	817,460	959,243	2,481,210
Operating Cost	(1,111,549)	(752,216)	(524,200)	(1,863,766)
Gross operating profit	552,201	65,244	435,043	617,445

	Gafisa S/A. (i)	Tenda	Alphaville	Total 2012
Net operating revenue	2,018,100	1,125,670	809,512	3,953,282
Operating Cost	(1,572,948)	(977,472)	(390,605)	(2,941,025)
Gross operating profit	445,152	148,198	418,907	1,012,257

(i)                    Includes all subsidiaries except Construtora Tenda S.A. and Alphaville Urbanismo S.A.

(ii)                   Gafisa and Tenda

Company - Gafisa Segment

Gross Revenue from Sales and/or Services

Net revenue from sales and/or services was down 4.2%, from R$1.74 billion in 2012 to R$1.66 billion in 2013, reflecting the lower number of launches. In 2013, the Gafisa segment accounted for 67% of the Company’s consolidated net revenue.

Cost of Development and Sale of Property

Cost of development and sale of property and physical swap agreements totaled R$1.11 billion in 2013, down 29.3% over the R$1.57 billion recorded in 2012, mainly due to the lower impact of old projects located outside of the Company’s strategic markets, which have been completed.

Gross Result

Gross profit was R$552 million for 2013, an increase of 24% over the R$445 million recorded in 2012. In 2013, the gross margin generated by project sales was up to 33%, versus 22% in 2012. Even though revenues were lower, development and selling costs went down substantially due to the completion of Gafisa’s old projects, resulting in improved performance and profitability in the year.

Construtora Tenda S.A.

Net Sales and/or Service Revenue

Net sales and/or service revenue totaled R$817.46 million, down 23.5% from R$1.07 in the previous year, due to the absence of launches in 2012, and the still incipient stage of revenue from launches in 2013. In 2013, the Construtora Tenda S.A. accounted for 33% of the consolidated net revenue.

Cost of Development and Sale of Property

Cost of development and sale of property and physical swap agreements totaled R$752.2 million in 2013, down 23% over the R$977.5 million recorded in 2012, mainly impacted by the lower number of launches in 2012-2013 and by reduced costs relative to Tenda’s old projects.

Gross Result

Gross income was R$65.2 million for 2013 and R$148.2 million in 2012. The margin fell from 13.2% in 2012 to 8% in 2013. Tenda’s profitability for 2013 was positively affected by the lower impact from old projects on its result and also the incipient contribution of the launches made, which have higher margins than in old projects.

Alphaville Urbanismo S.A.

Net Sales and/or Service Revenue

Net revenue from sales and/or services was up 22.2%, from R$785.18 million in 2012 to R$959.24 million in 2013, reflecting the higher number of launches in 2012 and 2013.

Cost of Development and Sale of Property

Cost of development and sale of property and physical swap agreements totaled R$524.2 million in 2013, up 39% over the R$377.1 million recorded in 2012, due to the higher number of launches in 2012 and 2013.

Gross Result

Gross profit in 2013 totaled R$435.0 million, representing a 6.6% increase compared to the R$408.1 million profit reported in 2012. In 2013, gross margin generated by the Company’s property sales decreased to 45.3%, compared to 52.1% in 2012, effect of higher volume of phased launches presenting lower sales speed.

Operating Results related to the Fiscal Years ended December 31, 2012 compared with 2011 – by Operating Segment

	Gafisa S/A. (i)	Tenda	Alphaville	Total 2012
Net operating revenue	2,018,100	1,125,670	809,512	3,953,282
Operating cost	1,572,948	(977,472)	(390,605)	(2,941,025)
Gross operating profit	445,152	148,198	418,907	1,012,257

	Gafisa S/A. (i)	Tenda	Alphaville	Total 2011

Net operating revenue	1,821,925	445,982	672,599	2,940,506
Operating cost	(1,601,727)	(725,459)	(351,152)	(2,678,338)
Gross operating profit	220,198	(279,477)	321,447	262,168

(i)                      Includes all subsidiaries except Construtora Tenda S.A. and Alphaville Urbanismo S.A.

Company - Gafisa Segment

Gross Revenue from Sales and/or Services

Net revenue from sales/or services increased by 11%, from R$1.82 billion in the 2011 fiscal year to R$2.01 billion in the 2012 fiscal year.

Cost of Development and Sale of Property

The cost of development and sale of property and physical swap during the 2012 fiscal year totaled R$1.57 billion.

Gross Profit

Gross profit in 2012 totaled R$445 million, and the gross margin generated by the Company’s property sales reached 22% in the same period.

Construtora Tenda S.A.

Gross Revenue from Sales and/or Services

Net revenue from sales/or services in the 2012 fiscal year totaled R$1.12 billion. In 2012, Construtora Tenda S.A. accounted for 22% of the Company’s consolidated net revenue.

Cost of Development and Sale of Property

The cost of development and sale of property and physical swap during the 2012 fiscal year totaled R$977 million.

Gross Profit

The gross profit for the 2012 and 2011 fiscal years were R$148 million and R$279 million, respectively. In 2012, margins increased from -63% in 2011 to 13%.

Alphaville Urbanismo S.A.

Gross Revenue from Sales and/or Services

Net revenue from sales/or services reached R$809 million in the 2012 fiscal year. In 2012, Alphaville Urbanismo S.A. accounted for 20% of the Company’s consolidated net revenue.

Cost of Development and Sale of Property

The cost of development and sale of property and physical swap during the 2012 fiscal year totaled R$391 million.

Gross Profit

Gross profit in 2012 totaled R$418.9 million, and gross margin generated by the Company’s property sales reached 52% in the same period.

CONSOLIDATED BALANCE SHEET

	2013	2012	2011

Assets
Current
Cash and cash equivalents	215,194	587,956	137,598
Securities	1,808,969	979,799	846,062
Accounts receivable from development and services provided	1,909,877	2,493,170	3,962,574
Properties for sale	1,442,019	1,892,390	2,049,084
Receivable amounts from related party transactions	82,547	164,884	-
Non current assets held for sale	114,847	139,359	93,188
Derivatives	183	9,224	7,735
Prepaid expenses and others	35,188	61,685	73,532
Other receivables	71,083	77,573	111,072
Total current assets	5,679,907	6,406,040	7,314,358

Non-current
Accounts receivable from development and services provided	313,791	820,774	863,874
Property for sale	652,395	274,034	798,206
Receivable amounts from related party transactions	136,508	115,089	104,059
Derivatives		10,443
Other accounts receivable and other items	137,628	163,145	143,850
Deferred income tax and social contribution
		182,185	143,850
	1,240,322	1,383,485	1,909,989

Investments	1,120,076	646,812	-
Property, plant and equipment	36,385	46,145	52,793
Intangible assets	106,340	230,087	229,484
	1262,801	923,044	282,277

Total non-current assets	2,503,123	2,306,529	2,192,266

Total assets	8,183,030	8,712,569	9,506,624

	2013	2012	2011

Current
Loans and financing	590,386	613,973	843,283
Loans and financing – reclassified due to default	-	-	292,260
Debentures	563,832	346,360	303,239
Debentures – reclassified due to default	-	-	1,595,961
Obligations for property purchases and advances to clients	408,374	503,889	610,555
Material and service providers	79,342	154,763	135,720
Income tax and social contribution	90,309	13,561	-
Taxes and contributions	126,316	209,017	250,578
Wages, social charges and interest	96,187	104,586	75,002
Minimum mandatory dividends	150,067	6,279	11,774
Provision for judicial rulings	72,119	58,570	34,875
Payables to credit assignment	82,787	134,339	-
Obligations with investors	112,886	161,373	662,692
Payables to related party transactions	133,678	138,228	-
Other obligations	176,740	196,346	-
Total current liabilities	2,683,023	2,641,284	4,815,939

Non-current
Loans and financing	1,047,924	1,290,561	721,067
Debentures	857,386	1,389,543	-
Obligations for property purchases and advances to clients	79,975	70,194	177,135
Deferred income tax and social contribution	56,652	85,821	83,002
Provision for judicial rulings	125,809	149,790	134,914
Payables to credit assignment	37,110	115,960	-
Obligations with investors	10,794	162,333	827,473
Other obligations	69,874	81,254	-
Total non-current liabilities	2,285,524	3,385,456	1,943,591

Shareholders’ equity
Capital stock	2,740,662	2,735,794	2,734,157
Treasury shares	(73,070)	(1,731)	(1,731)
Capital reserve and stock option grant	54,383	36,964	18,076
Profit reserve	468,749	235,582	(102,109)
	3,190,724	2,535,445	2,648,473

Attributable to minority shareholders	23,759	150,384	98,621
Total shareholders’ equity	3,214,483	2,685,829	2,747,094

Total liabilities and shareholders’ equity	8,183,030	8,712,569	9,506,624

Balance Sheet relative to the Fiscal Year Ended December 31, 2013 compared to 2012

Current assets

Cash and Equivalents – Cash and Banks, Marketable Securities

The Company’s cash and cash equivalents on December 31, 2013 totaled R$2.02 billion, compared to R$1.57 billion on December 31, 2012, an increase of R$456.4 million, or 29.1%. This increase was mainly due to cash flow in the period and the inflow of funds due to the sale of stake in Alphaville.

Accounts receivable from development and services provided – Current and Non-Current

The following tables show the client accounts receivable from development and the sale of Company property, as well as the receivables to be appropriated, and the maturity of the Company’s portfolio:

(in R$ million)	On December 31,
Real estate development and sale clients	2013	2012	2011

Current	1,910	2,189	3,962
Non-current	314	443	864
	2,224	2,632	4,826

(in R$ million)	On December 31,
Receivables for appropriation	2013	2012	2011

	1,863	2,696	4,686

Total receivables	4,087	5,328	9,512

(in R$ million)		On December 31,
Receivables maturity as of December 31, 2013	Total	2014	2015	2016	As of 2017
Total	4,087	1,910	1,278	421	478

On December 31, 2013, the balance of clients by real estate development totaled R$2.2 billion, compared to R$2.6 billion on December 31, 2012. This decrease is mainly the result of cash anticipation via receivables securitization operations and the reduced volume of launches in the period.

All the balances of accounts receivable presented herein are adjusted to present value, as required by Technical Pronouncement CPC 12 “Adjustment to present value.”

Property for Sale – Current and Non-Current

The balance of property for sale was comprised as follows in the periods indicated:

	12/31/2013	12/31/2012	12/31/2011

Land bank	1,077,762	899,177	1,209,400
(-) Provision for land bank realization	(11,276)	(7,663)	(50,049)
(-) Adjustment to present value	883	(1,976)	(8,183)
Property under construction	630,407	751,738	1,181,950
Cost of property in recognition of provision for cancelled contracts (Note 5 (i))	107,172	180,399	394,830
Completed units	291,232	344,749	119,342

	2,094,414	2,166,424	2,847,290

Current	2,130,195	2,049,084	1,707,892
Non-current	330,488	798,206	498,180

On December 31, 2013, the balance of properties for sale, both current and non-current, totaled R$2.1 billion, compared to R$2.2 billion on December 31, 2012. At the close of 2013, 13.9% of total inventory was represented by finished units, while units under construction and units up to 30% complete represented 30% of total units. The Company remains focusing on inventory reduction, chiefly at Gafisa, which accounts for 35.6% of final inventory.

Other accounts receivable – Current and Non-Current

The balance of other accounts receivable held by the Company on December 31, 2013 stood at R$208.7 million, 13.3% lower than in the same period in 2012 as a result of lower volume of recoverable taxes and escrow deposits.

Intangible assets

On December 31, 2013, the balance of intangible assets reached R$106.3 million, compared to R$230.1 million on December 31, 2012, impacted by the deduction of part of the goodwill from the sale of stake in Alphaville.

Deferred income tax and social contribution

On December 31, 2013, the balance of income tax and social contribution was R$56.7 million, down 33.9% over the R$85.8 million on December 31, 2012. Liabilities are presented net of assets.

Liabilities

Loans, Financing and Debentures - Current and Non-Current

The Company’s total level of indebtedness on December 31, 2013, was R$3.18 billion, a decrease of 19.7% over the balance of R$3.96 billion on December 31, 2012, especially with the reduction in the stock of debt relative to the debentures and working capital, reflecting the Company's commitment to seek a more appropriate capital structure to its current level of operations

The table below shows the development of net indebtedness and obligations with investors in the Company:

Total Debt

(in R$ ‘000)		Balance in
Transaction Type	Rate	2013	2012	2011
Bank Credit Note - CCB	0.59% - 2.20% + CDI/117% - 123% CDI	550,052	1,118,553	937,019
Promissory Notes	125% + CDI	-	80,159	231,068
Project Finance (SFH)	TR + 8.3% to 11.00%	1,088,258	704,758	684,642
Debt assumption from incorporation of subsidiary debt and others	TR 12%	-	1,064	3,881
			1,904,534	1,856,610
Current		590,386	812,483	1,135,543
Non-current		1,047,924	1,290,561	721,067

				Consolidated
Program/Issuances	Principal - R$	Annual Compensation	Due Date	2013	2012
					(restated)
3rd program/1st issuance -5th issuance	250,000	120% do CDI	May 18	-	129,569
6th issuance	100,000	CDI + 1,30%	June 2014	151,513	137,763
7th issuance	600,000	TR + 10,17%	December 2017	551,855	601,200
8th issuance/1st issuance	288,427	CDI + 1,95%	October 2015	294,073	291,956
8th issuance/2nd issuance	11,573	IPCA + 7,96%	October 2016	14,216	13,411
1st issuance (Tenda)	600,000	TR + 9,21%	October2015	409,561	562,004
				1,421,218	1,735,903

Current				563,832	346,360
Non-current				857,386	1,389,543

Obligations for property purchases and advances to clients – Current and Non-Current

The Company’s obligations for the purchase of property and client advances totaled R$488.3 million on December 31, 2013, a decrease of 14.9% over the same period in 2012. Of this total, 83.6% or R$408.4 million mature in the short term. The R$80 million maturing in the long-term is fully related to land bank acquisition.

The following table shows the development of obligations for the purchase of properties and client advances, as well as its distribution between the short and long terms.

Balance of obligations for the acquisition of property and client advances

	12/31/2013	12/31/2012	12/31/2011
Current	408,374	503,889	610,555
Non-current	79,975	70,194	177,135
Total	488,349	574,083	787,690

Material and service providers

On December 31, 2013, the balance of payables due to material and service providers was R$79.3 million, down 48.7% over the R$154.8 million on December 31, 2012. The decrease in this obligation is due to the drop in real estate construction volume.

Taxes and contributions - Current

The balance of taxes and social contributions (current) on December 31, 2013 was R$126.3 million, which corresponds to a decrease of 39.6% compared with the balance on December 31, 2012 of R$209.0 million. This decrease reflects the reduction in the Company’s operations.

Income tax and social contribution – current and non-current

The balance of deferred income tax and social security totaled R$56.7 million as at December 31, 2013, down 33.9% compared to R$85.8 million in 2012. Liabilities are net of assets.

Provision for Contingencies - Current and Non-Current

The Company and its subsidiaries are parties in legal actions and administrative processes in various courts and with several government bodies, as a result of normal business operations, involving tax, labor, and civil matters, among other issues. The Company, based on information from its legal advisers, analysis of the pending lawsuits and, when concerning labor cases, based on its prior experience in terms of the amounts claimed, made a provision considered sufficient to cover the estimated losses as a result of the claims being made.

The table below shows the evolution of the Company’s provisions for contingencies:

Consolidated	Civil	Tax	Labor	Total Consolidated
Balance on December 31, 2011	114,177	15,852	39,760	169,789
Supplementary provision	51,696	837	42,399	94,932
Payments and reversal of unutilized provision	(27,258)	(2,019)	(27,084)	(56,361)
Balance on December 31, 2012	138,615	14,670	55,075	208,360
Supplementary provision	48,844	(152)	29,709	78,402
Payments and reversal of unutilized provision	(47,289)	(590)	(29,852)	(77,371)
AUSA - Payments and reversal of unutilized provision	551	12,346	692	(11,103)
Balance on December 31, 2013	140,722	1,582	55,624	197,928

Current	47,988	255	23,876	72,119
Non-Current	92,734	1,327	31,748	125,809

The provision for contingencies related to civil processes on December 31, 2013, in the amount of R$140.7 million, also include the cases in which Company was named as the successor in existing lawsuits in which the original debtor is a former shareholder of Cimob Companhia Imobiliária, among other group companies. The plaintiff alleges that Company should be held responsible for Cimob’s debts.

The Company is appealing all these decisions, believing that the Company’s inclusion in the lawsuits is legally unreasonable, thus aiming to release its amounts and ensuring recognition that it cannot be held responsible for the debt of a company with which it has no ties. The Company has won similar actions previously, definitively determining that it is not responsible for the debts of Cimob Companhia Imobiliária The final ruling on the Company’s appeal, however, cannot be foreseen at this time.

Other accounts payable – Current and Non-current

On December 31, 2013, the balance of other accounts payable was R$246.6 million, down 11.1% over the R$277.6 million on December 31, 2012. This decrease is due to the lower number of contract terminations payable and the lower amount for provisions and fines for construction works delays in 2013.

Shareholders’ equity

As at December 31, 2013, the Company’s shareholders’ equity balance was R$3.21 billion, up from R$2.68 billion a year before, mainly due to the result from the sale of a 70% interest at Alphaville.

Other accounts

Other accounts on the Company’s balance sheet not discussed in this analysis varied in the normal course of business or are of little importance in terms of the consolidated balance sheet.

Balance Sheet relative to the Fiscal Year Ended December 31, 2011

Current assets

Cash and Equivalents – Cash and Banks, Marketable Securities

The Company’s cash and cash equivalents on December 31, 2011 totaled R$984 million.

Accounts receivable from development and services provided – Current and Non-Current

The following tables show the client accounts receivable from development and the sale of Company property, as well as the receivables to be appropriated, and the maturity of the Company’s portfoli

(in R$ million)	On December 31,
Clients - real estate development and sales	2011

Current	3,962
Non-current	864
4,826

(in R$ million)	On December 31,
Receivables for appropriation	2011

4,686

Total receivables	9,512

(in R$ million)		Until December 31,				As of 2016
Receivables maturity as of December 31, 2011	Total	2012	2013	2014	2015
Total	9,512.6	3,962.6	3,220.9	1,418.4	224.3	686.5

On December 31, 2011, the balance of clients by real estate development totaled R$4.8 billion, mainly attributed to a significant increase in cancelled contracts, as client receivables return to the inventory. Receivables from services and construction in 2011 totaled R$11 million, due to the completion of some projects carried out for third parties.

All the balances of accounts receivable presented herein are adjusted to present value, as required by Technical Pronouncement CPC 12 “Adjustment to present value.”

Property for Sale – Current and Non-Current

The balance of property for sale was comprised as follows in the periods indicated:

12/31/2011

Land bank	1,209,400
(-) Landbank Impairment provision	(50,049)
(-) Adjustment to present value	(8,183)
Property under construction	1,181,950
Cost of units in the provision recognition for cancelled contracts (Note 5(i))	394,830
Completed units	119,342

Current	2,847,290
Non-current

On December 31, 2011, the balance of properties for sale, both current and non-current, totaled R$2.9 billion, due to the increased number of units under construction and a larger land bank. At the close of 2011, 10% of total inventory was represented by finished units, while units under construction and units up to 30% complete represented 20% of total units. The Company remains focused on inventory reduction, chiefly at Gafisa, which accounts for 57% of final inventory.

Other accounts receivable - Current

The balance of other accounts receivable held by the Company on December 31, 2011 stood at R$111 million, mainly due to the provision for potential cancelled contracts and projects cancelled due to technical or financial unviability.

Intangible assets

On December 31, 2011, the balance of intangible assets totaled R$229 million. Amortization totaled approximately R$10 million for CIPESA Empreendimentos Imobiliários S.A. in 2011.

Deferred income tax and social contribution

On December 31, 2011, the balance of deferred income tax and social contribution was R$83 million. Liabilities were presented net of assets. The increase is due to asset impairment.

Liabilities

Loans, Financing and Debentures - Current and Non-Current

The Company’s total level of indebtedness on December 31, 2011, was R$3.8 billion, as a result of loans linked to project financing, reflecting the Company’s capacity to finance its ongoing projects and increasing its leverage.

The table below shows the development of net indebtedness in the Company:

Total Debt

(in R$ ‘000)		Balance on December 31,
Transaction Type	Rate	2011
Bank Credit Note - CCB	1.30% to 2.20% + CDI	937,019
Promissory Notes	25% to 126% + CDI	231,068
Project Finance (SFH)	TR + 8.3% to 12.68%	684,642
Debt assumption from incorporation of subsidiary debt and others	TR + 12%	3,881
		1,856,610
Current		1,135,543
Non-current		721,067

				Consolidated
Program/Issuances	Principal - R$	Annual Compensation	Due Date	12/31/2011

2nd program/1st issuance – 4th issuance	240,000	CDI + 2% to 3.25%	September 2011 (early payment on September 2010)	-
3rd program/1st issuance – 5th issuance (i)	250,000	107.20% do CDI	June 2013	253,592
6th issuance (ii)	250,000	CDI + 2% to 3.25%	June 2014	124,851
7th issuance (iii)	600,000	TR + 10.20%	December 2014	601,234
8th issuance /1st issuance (v)	288,427	CDI + 1.95%	October 2015	293,819
8th issuance /2nd issuance (v)	11,573	IPCA + 7.96%	October 2016	12,680
1st issuance (Tenda) (iv)	600,000	TR + 8.22%	April 2014	613,024
				1,899,200

Current				1,899,200
Non-current

Obligations for property purchases and advances to clients – Current and Non-Current

The Company’s obligations for the purchase of property and client advances totaled R$788 million on December 31, 2011. Of this total, 77% or R$661 million mature in the short term. The R$177 million maturing in the long-term is full related to land bank acquisition.

The following table shows the development of obligations for the purchase of properties and client advances, as well as its distribution between the short and long terms.

Balance of obligations for the acquisition of property and client advances

31/12/2011
Current	610,555
Non-current	177,135
Total	787,690

Material and service providers

On December 31, 2011, the balance of payables due to material and service providers was R$136 million, due to the maintenance of the volume of Company’s property construction projects.

Taxes and contributions - Current

The balance of taxes and social contributions (current) on December 31, 2011 was R$251 million, reflecting the expansion in the Company’s operations.

Deferred income tax and social contribution – current and non-current

On December 31, 2011, the balance of deferred income tax and social contribution in current and non-current liabilities was R$83 million.

Provision for Contingencies - Current and Non-Current

The Company and its subsidiaries are parties in legal actions and administrative processes in various courts and with several government bodies, as a result of normal business operations, involving tax, labor, and civil matters, among other issues. The Company, based on information from its legal advisers, analysis of the pending lawsuits and, when concerning labor cases, based on its prior experience in terms of the amounts claimed, made a provision considered sufficient to cover the estimated losses as a result of the claims being made.

The table below shows the evolution of the Company’s provisions for contingencies:

Consolidated	Civil	Tax	Labor	Total Consolidated
Balance on December 31, 2010	102,828	12,108	23,756	138,692
Supplementary provision	22,874	4,379	30,649	57,902
Payments and reversal of unutilized provision	(11,525)	(635)	(14,645)	(26,805)
Balance on December 31, 2011	114,177	15,852	39,760	169,789

The provision for contingencies related to civil processes on December 31, 2011, in the amount of R$114 million, include the cases in which Company was named as the successor in existing lawsuits in which the original debtor is a former shareholder of Cimob Companhia Imobiliária, among other group companies. The plaintiff alleges that Company should be held responsible for Cimob’s debts.

The Company is appealing all these decisions, believing that the Company’s inclusion in the lawsuits is legally unreasonable, thus aiming to release its amounts and ensuring recognition that it cannot be held responsible for the debt of a company with which it has no ties. The Company has won similar actions previously, definitively determining that it is not responsible for the debts of Cimob Companhia Imobiliária The final ruling on the Company’s appeal, however, cannot be foreseen at this time.

Other accounts payable – Current and Non-current

On December 31, 2011, the balance of other accounts payable was R$471 million.

Shareholders’ equity

The Company’s shareholders’ equity on December 31, 2011 was R$2.7 billion.

Other accounts

Other accounts on the Company’s balance sheet not discussed in this analysis varied in the normal course of business or are of little importance in terms of the consolidated balance sheet.

Cash Flow

The table below summarizes that Company’s cash flow for the fiscal years indicated:

	Fiscal years ended December 31,
	(in R$ ‘000)
	2013	2012	2011
Cash Flow
Operating	297,651	384,868	(808,711)
Investment	53,464	(184,297)	(6,921)
Financing	(568,123)	162,080	696,848
Total	(217,008)	362,652	(118,784)

Cash Flow relative to the Fiscal Year Ended December 31, 2013 compared to 2012

Operating activities

In 2013, net cash verified in operations totaled R$297.7 million, compared to R$384.9 million in 2012.

Investment activities

The net cash verified in investment activities, including the acquisition of assets, equipment and new investments, was R$53.5 million in 2013.

Financing activities

The cash burn registered by financing activities in 2013 totaled R$568.1 million, compared to a generation of R$162.1 million in 2012.

Below is the change in cash during the year:

Cash Generation
	4Q12	1Q13	2Q13	3Q13	4Q13
Cash	1,248,231	1,146,176	1,101,160	781,606	2,024,163
Change in Cash (1)		(102,055)	(45,016)	(319,555)	1,242,558
Total Debt + Investor Obligation	3,618,845	3,602,105	3,620,378	3,639,707	3,183,208
Change in Total Debt + Investor Obligations (2)		(16,740)	18,273	19,329	(456,499)
Investments (Share Buyback + AUSA Transaction)	-	-	35,634	406,632	(1,114,281)
Change in Investments (3)	-	-	35,634	370,998	(1,520,912)
Cash Generation in the Period (1) - (2) + (3)	-	(85,315)	(27,655)	32,114	178,144
Final Cash Generation	-	(85,315)	(112,970)	(80,855)	97,289

Cash Flow relative to the Fiscal Year Ended December 31, 2011

Operating activities

The net cash verified in operations in 2011 totaled R$809 million, mainly impacted due to the increase in provisions for doubtful accounts in the amount of R$106 million in 2011.

Investment activities

The net cash verified in investment activities, including the acquisition of assets, equipment and new investments, was positive R$8 million in 2011.

The Company’s disbursements during 2011 were largely related to the investments made in assets, mostly land bank for future developments, and equipment in the amount of R$90 million, securities redemption in the amount of R$2.5 billion in 2011, and the investment in marketable securities of R$2.4 billion.

Financing activities

The net cash generated by financing activities in 2011 totaled R$705 million, explained by increased receivables credit assignment.

10.2.

a) the company’s operating results

Description of any significant revenue items

The Company’s revenues come mainly from the development and sale of real estate properties. To a lesser extent, it also earns revenue from providing real estate services, such as construction, technical and real estate management to third parties.

	2013	2012	2011
Development, sale of real estate properties and services of construction to third parties	2,618,737	3,992,209	3,470,886
Provisions for terminations	81,122	252,993	(301,394)
Deductions of net income	(218,648)	(291,920)	(228,986)
Total of liquid revenue	2,481,211	3,953,282	2,940,506

Factors that materially affected the operating results

The net operating revenue for the fiscal year ended December 31, 2011, was 13.6% lower than that of the previous year, at R$2,940.6 million, due to detailed review of the Company’s operations and its strategy defined in the second half of 2011, which includes, among other measures, detailed review of all construction budgets for its conclusion and review of the entire client portfolio of Construtora Tenda S.A. to confirm adequacy to financial institutions’ requirements.

Net operating revenues were down 4.61% for the fiscal year ended December 31, 2012 year-over-year, partly due to the recognition of revenue from pre-sales in previous years, and the re-presentation of balances, with the reclassification of Alphaville’s Net Revenue to Revenue from Operations Held for Sale. Revenue recognized in 2011 was negatively impacted by the revision of all construction works cost budgets and of the whole customer portfolio of Tenda.

Net operating revenues were down 11.5% for the fiscal year ended December 31, 2013 year-over-year, due to the lower number of launches compared to 2012 and 2011, and to the volume of deliveries, which generates a lower recognition of revenue from pre-sales in prior periods.

b) changes in revenue attributable to variations in prices, exchange rates, inflation, changes in volumes or the introduction of new products and services

The Company recognizes revenue from real estate developments according to their construction, based on a financial calculation of project completion and not at the moment that the sale contract is signed. The main impacts on revenue variations between the 2011, 2012 and 2013 fiscal years are changes in sales volumes and the Company’s introduction of new products and services, as well as a detailed review of the Company’s operations and strategy in 2011.

The decrease of 11.5% in revenues in 2013 year-over-year is due to the lower number of launches compared to 2012 and 2011, and to the volume of deliveries, which generates a lower recognition of revenue from pre-sales in prior periods..

The decrease of 4.61% in net operating revenues in 2012 year-over-year, is partly due to the recognition of revenue from pre-sales in previous years, and the re-presentation of balances, with the reclassification of Alphaville’s Net Revenue to Revenue from Operations Held for Sale. Revenue recognized in 2011 was negatively impacted by the revision of all construction works cost budgets and of the whole customer portfolio of Tenda.

R$ ‘000	2013	2012	2011	2013 vs 2012	2012 vs 2011
Contracted Sales	2,513,858	2,633,104	3,352,288	-4.5%	-21%
Launches	2,886,204	2,951,161	3,526,298	-2.2%	-16%
Net revenue	2,481,211	2,805,086	2,940,506	-11.5%	-4,61%

c) impact of inflation, variation in the prices of the company’s main inputs and products, exchange rates and interest rates on the company’s operating and financial results

As mentioned in item 5.1 of the Reference Form, the main indexers used in Company’s business plan are the INCC, IGP-M and CDI:

INCC: (National Building Cost Index): most of the Company’s costs and all its revenue portfolio from unfinished projects are adjusted according to this index.

IGP-M: (General Market Price Index): all of the Company’s revenue portfolio from completed projects is adjusted according to this index.

CDI: (Interbank Deposit Certificate): all of the Company’s financial investments and roughly 50% of total indebtedness are pegged to the CDI.

Exchange rates: the Company does not have any debts or amounts receivable denominated in foreign currency.

Furthermore, none of the Company’s significant costs are denominated in foreign currency.

10.3. Significant events and impacts on the company’s financial statements and results:

a) introduction or disposal of operations

The Company operates in practically all income segments of the Brazilian residential real estate market and has an appropriate business platform to execute its future plans.

On February 7, 2014, the Company announced that the Board is studying a potential separation of the Gafisa and Tenda business units into two public and independent companies. The separation would be the next step in a comprehensive plan initiated by management to enhance and reinforce the ability of each business to generate value.

b) establishment, acquisition or disposal of shareholdings

On December 30, 2009, the Company’s incorporation of all shares of Construtora Tenda S.A. traded on the BM&FBOVESPA – São Paulo Stock, Commodities and Futures Exchange was approved, with Construtora Tenda S.A.’s shares being traded until February 8, 2010.With this merger, the Company now owns 100% of the total and voting capital of Construtora Tenda S.A. As a result, a capital stock increase of R$388.0 million was carried out and a capital reserve of R$60.8 million was constituted.

On December 9, 2013, the Company completed the sale of a majority interest at Alphaville Urbanismo S.A.to Private Equity AE Investimentos e Participações (“Fundo AE”), a Company controlled by Pátria Investimentos Ltda. and Blackstone Real Estate Advisors L.P., as announced on June 7, 2013. All conditions precedent were complied with to complete the transaction, including government approvals. The transaction consisted of the sale of a 50% interest by the Company and a 20% interest by Tenda S.A., and the Company will keep the remaining 30% of Alphaville Urbanismo S.A.’s capital. After the adjustments provided for in the Stock Purchase and Sale Agreement executed by the parties, the proceeds of this transaction totaled R$1.54 billion, of which R$1.25 billion were paid by Fundo AE for the acquisition of the shares, and R$290 million were paid by Alphaville Urbanismo S.A. as dividends.

c) exceptional events or operations
There were no exceptional events or operations.

10.4.

a) significant changes in accounting practices

Pronouncements (new or revised) and interpretations adopted starting in 2012 or applicable as of January 1, 2013

Pronouncements (new or revised) and interpretations adopted starting in 2012

The Company adopted all pronouncements (new or revised) and interpretations issued by the CPC that were in force on December 31, 2012.

Regarding the adoption of the pronouncements and interpretations listed below, which became effective as of January 1, 2012, these pronouncements and interpretations had no impact on the Company's separate and consolidated financial statements as at December 31, 2012. They are:

•            CPC 17 (R1) – Construction Contracts - CVM Resolution 691 of November 8, 2012;

•            CPC 18 (R1) - Investment in Subsidiaries and Affiliates - CVM Resolution 688 of October 4, 2012;

•            CPC 30 (R1) – Revenues - CVM Resolution 692 of November 8, 2012;

•            CPC 35 (R2) – Separate Statements - CVM Resolution 693 of November 8, 2012;

•            CPC 40 (R1) – Financial Instruments: Disclosure - CVM Resolution 684 of August 30, 2012;

•            ICPC 08 (R1) – Accounting of proposed dividend payment - CVM Resolution 683 of August 30, 2012; and

•            ICPC 09 (R1) – Individual, separate and consolidated financial statements and application of the Equity Method - CVM Resolution 687 of August 4, 2012.

Pronouncements (new or revised) and interpretations applicable to fiscal years starting as of January 1, 2013

The Pronouncements (new or revised) and interpretations listed below, issued by the CPC and resolved on by the CVM, have mandatory application for the fiscal years beginning on or after January 1, 2013. They are:

•            CPC 18 (R2) - Investment in Subsidiaries, Affiliates and Joint Ventures - CVM Resolution 696 of December 13, 2012;

•            CPC 19 (R2) – Joint Ventures - CVM Resolution 694 of November 23, 2012;

•            CPC 33 (R1) – Benefits and employees - CVM Resolution 695 of December 13, 2012;

•            CPC 36 (R3) – Consolidated Statements - CVM Resolution 698 of December 20, 2012;

•            CPC 45 - Disclosure of shareholdings in other entities - CVM Resolution 697 of December 13, 2012; and

•            CPC 46 – Fair value measurements - CVM Resolution 699 of December 20, 2012.

The Company is not an early adopter of these pronouncements (new or revised) and interpretations for its separate and consolidated financial statements as at December 31, 2012.

Based on preliminary analysis conducted to date, Management estimates that the adoption of CPCs 19 (R2) and 36 (R3) will significantly impact the Company's consolidated financial statements in 2013 as certain investments in joint ventures will no longer be proportionally consolidated and will be accounted for under the equity method.

As required by CPC 23 - Accounting Policies, Changes in Accounting Estimates and Correction of Errors, in its consolidated financial statements for 2013, the Company will adopt CPCs 19 (R2) and 36 (R3) retroactively (adjusting the comparative balances of 2012) and the management, based on preliminary analysis conducted to date, identifies below its best estimate of the possible impact on balances presented in 2012.

	Balance presented in 2012	Impact of adoption of CPC 19 (R2) and CPC 36 (R3)	2012 balances, after adoption of CPC 19 (R2) and CPC 36 (R3)
Balance sheet
Current assets	7,218,690	(1,118,030)	6,100,660
Non-current assets	1,575,371	(112,698)	1,462,673
Investments	-	574,798	574,798
Property, plant and equipment and intangible assets	276,933	-	276,933
Total assets	9,070,994	(655,930)	8,415,064

Current liabilities	2,879,590	(399,751)	2,479,839
Non-current liabilities	3,499,037	(256,179)	3,242,858
Total liabilities	6,378,627	(655,930)	5,722,697
Shareholders’ equity	2,692,367	-	2,692,367
Total liabilities and shareholders’ equity	9,070,994	(655,930)	8,415,064

Income Statement
Net operating revenue	3,953,282	(383,752)	3,569,530
Operating costs	(2,941,025)	293,443	(2,647,582)
Operating revenue (expense)	(840,452)	18,123	(822,329)
Equity pick-up	-	58,200	58,200
Financial results	(206,940)	6,830	(200,110)
Income tax and social contribution	(41,228)	7,156	(34,072)
Minority shareholders	(48,141)	-	(48,141)
Net profit for the year	(124,504)	-	(124,504)
Cash flow
Operating activities	650,945	695,734	1,346,679
Investment activities	161,488	(309,281)	(147,793)
Financing activities	(322,894)	(504,966)	(827,860)

Except for the potential impacts resulting from the adoption of CPC 19 (R2) and CPC 36 (R3) identified above, Management estimates that the adoption of the other pronouncements (new or revised) and interpretations should not significantly impact the Company's separate and consolidated financial statements and in 2013.

b) Material effects of the changes in accounting practices
There were no material effects arising from the changes in accounting practices for fiscal years ended December 31, 2013, 2012 and 2011.
c) reservations and emphasis in the auditor’s report

The report of the independent auditors on the financial statements for the fiscal year ended on December 31, 2013 emphasized the fact that the separate (parent company) and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil, as stated in Note 2.1 to the financial statements. The consolidated financial statements prepared in accordance with the IFRS standards applicable to real estate development entities also consider Guidance OCPC 04 published by the Accounting Pronouncements Committee which addresses recognition of revenue for this sector. Certain issues regarding the meaning and application of the concept of continuous transfer of risk, benefits and control in the sale of residential units will be analyzed by the International Financial Reporting Interpretation Committee (IFRIC). Furthermore, due to the project to publish a revised standard for revenue recognition, IFRIC is discussing this matter, arguing that the concept of revenue recognition is addressed in the standard currently under discussion. Thus, it is expected that the matter be finalized only after publication of the revised standard for revenue recognition.

The report of the independent auditors on the financial statements for the fiscal year ended December 31, 2012 emphasized the fact that the separate (parent company) and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil, as stated in Note 2.1 to the financial statements. The consolidated financial statements prepared in accordance with the IFRS standards applicable to real estate development entities also consider Guidance OCPC 04 published by the Accounting Standards Board which addresses recognition of revenue for this sector. Certain issues regarding the meaning and application of the concept of continuous transfer of risk, benefits and control in the sale of residential units will be analyzed by the International Financial Reporting Interpretation Committee (IFRIC). Furthermore, due to the project to publish a revised standard for revenue recognition, IFRIC is discussing this matter, arguing that the concept of revenue recognition is addressed in the standard currently under discussion. Thus, it is expected that the matter be finalized only after publication of the revised standard for revenue recognition.

The report of the independent auditors on the financial statements for the fiscal year ended December 31, 2011 emphasized the fact that the separate (parent company) and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil, as stated in Note 2 to the financial statements. The consolidated financial statements prepared in accordance with the IFRS standards applicable to real estate development entities also consider Guidance OCPC 04 published by the Accounting Pronouncements Committee which addresses recognition of revenue for this sector. Certain issues regarding the meaning and application of the concept of continuous transfer of risk, benefits and control in the sale of residential units will be analyzed by the International Financial Reporting Interpretation Committee (IFRIC). The results of this analysis could mean that real estate developers will have to revise their accounting practices regarding revenue recognition. Additionally, as described in Note 2.1.3, the financial statements as at December 31, 2010 were adjusted for certain items to recognize adjustments to net operating income and related tax effects arising from the review of construction budgets, imputed to the 2010 fiscal year.

10.5. Critical Accounting Policies of the Company:

The consolidated Financial Statements for the fiscal years ending December 31, 2013, 2012 and 2011 were prepared in accordance with the generally accepted accounting practices in Brazil (BRGAAP), which include the Brazilian Securities and Exchange Commission (CVM) rules and the pronouncements, interpretations and guidelines of the Accounting Pronouncements Committee (CPC). Specifically, the consolidated financial statements are in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate entities in Brazil, including Orientation OCPC 04 - Application of Technical Interpretation ICPC 02 to Brazilian Real Estate Entities regarding the recognition of revenue from this sector and involves matters relating to the meaning and application of the concept of continuous transfer of risks, benefits and control in the sale of real estate units.

Certain issues regarding the meaning and application of the concept of continuous transfer of risk, benefits and control in the sale of residential units will be analyzed by the International Financial Reporting Interpretation Committee (IFRIC) as requested by some countries, including Brazil. Furthermore, due to the project to publish a revised standard for revenue recognition, IFRIC is discussing this matter, arguing that the concept of revenue recognition is addressed in the standard currently under discussion. Thus, it is expected that the matter be finalized only after publication of the revised standard for revenue recognition. The results of this analysis could mean that real estate developers will have to revise their accounting practices regarding revenue recognition.

The consolidated financial statements were prepared based on the historical cost, except as otherwise stated, as described in the main accounting practices summary below. The historical cost is normally based on fair value of the compensation paid in exchange for assets.

Judgments, estimates and accounting premises

(i)    Judgments

The preparation of the Company’s separate and consolidated financial requires that the Management make certain judgments and estimates, as well as adopt premises that affect the values presented for revenue, expenses, assets and liabilities, and the amount of contingent liabilities, on the base date of the financial statements. Assets and liabilities subject to estimates and premises include the useful life of a fixed asset, allowance for doubtful accounts and cancellations, allowance for construction delay fines, provision for a reduction in recoverable value (impairment), deferred asset taxes, provision for tax, labor and civil contingencies and the measurement of budgets for projects and financial instruments.

(ii)   Estimates and premises

The main premises related to the sources of uncertainty regarding future estimates and other important doubts about estimates on the date of the balance sheet and that could result in different values to those booked, are discussed below:

a)     Impairment of non-financial assets

      Management reviews, on annual basis or whenever a specific event occurs, the accounting value of the assets to evaluate events or changes in the economic, operating or technological conditions that might indicate deterioration or loss of recoverable value. Upon identification of impairment and if the net book value exceeds its recoverable value, a provision is created, adjusting the net book value to the recoverable value. Those losses are entered into the fiscal year’s result upon their identification. The impairment test of intangible assets with undefined useful life and premium for expectation of future profitability is carried out at least once a year or when the circumstances indicate loss by devaluation of the accounting value.

      The book value of an asset or cash-generating unit is defined as the highest between the useful value and the net selling value.

      The cash flows are derived from the budget for the next five years and do not include reorganization activities that the Company has still not committed to, or significant future investment that would improve the asset base of the cash generating unit subject to the test. The recoverable value is sensitive to the discount value used in the discounted cash flow method, as well as the future expected cash receivables and the growth rate used for extrapolation purposes.

      The net sales value is determined, whenever possible, based on a firm sales agreement in a transaction under commutative bases between knowing and interested parties, adjusted by expenses attributable to the sale of the asset or, when there is no firm sales agreement, based on the market price from an active market, or on the prices of the most recent transaction with similar assets.

b)    Inventories for sale

      The properties for sale are stated at cost of construction, which does not exceed their net realizable value. In the case of buildings under construction, the portion in inventory corresponds to the cost incurred for units not yet sold.

      The cost of properties for sale includes expenses incurred in acquiring land, construction (including foundation, structure, finishing and costs of construction materials), own and outsourced labor costs, and financial costs directly related to the projects.

      The land can be acquired for in single or several cash installments, exchanged for real estate units of the building to be constructed, exchanged for finished units or units under construction of other projects or exchanged for receivables from future sales ventures. The land cost for the exchanged units consists of the estimated cash sale value, which is the fair value recorded in return for advances from exchange clients.

      Interest on loans and financing directly linked to projects funded through the Housing Finance System and other lines of funding whose resources are used to finance the construction and land acquisition are capitalized during the development and construction phases and are appropriated to the result in the proportion of units sold.

      The Company must, by policy, conduct annual testing for units under construction and completed units, comparing the unit cost of construction with the sales value of units in inventory. The premises normally used for calculating the recoverable value of the assets are based on the expected cash flows, economic viability of real estate projects that demonstrate the recoverability of assets, or market value, all discounted to present value.

      The classification of land between current assets and non-current assets is performed by the Management based on the expected term for the launch of real estate projects. The Management periodically reviews the estimates of launches of real estate projects.

c)     Transactions with stock-based payments

      The Company measures the cost of transactions to be settled with shares with employees based on the fair value of the equity instruments on the date they are granted. The estimated fair value of payments made with shares requires the use of a valuation model more suited to the granting of such equity instruments and that depends on the terms and conditions they are offered under. This also requires the definition of more adequate data for the valuation model, including the useful life of the option, volatility, dividend yield and corresponding premises.

d)    Provision for lawsuits

      The Company recognizes a provision for ongoing/pending tax, labor and civil cases. The estimate of the probability of loss includes the evaluation of all the evidence available, the legal hierarchy, available jurisprudence, the most recent and pertinent decisions in the courts and their relevance to the ruling in question, as well an opinion from external counsel. The provisions are revised and adjusted to take any changes in circumstances into account, such as the statute of limitations, completion of tax audits or additional exposure identified based on new matters or court rulings. The settlement of the transactions involving these estimates may result in values different than those estimated as a result of the imprecision inherent in the process of determining their value. The Company revises its estimates and premises at least annually.

e)    Fair value of financial instruments

      When the fair value of financial assets and liabilities presented on the balance sheet cannot be obtained from the relevant market, it is determined using technical evaluation methods, including the discounted cash flow method.

      The data for these methods is based on those practiced in the market, as and when possible. However, when this is not feasible, discretion is required to establish the fair value. This judgment includes considerations about the data used such as, for example, interest rate, liquidity risk, credit risk and volatility. Changes in the premises concerning these factors may affect the fair value of the financial instruments presented.

f)        Budgeted Project Costs

      The total budgeted costs, mainly comprised of the costs incurred and expected to be complete when the construction work is concluded, are regularly revised during the course of the project and the adjustments based on that review are reflected in the Company’s results. The effect of these reviews on the estimates affects the result, according to Technical Pronouncement CPC 23 – Accounting Policies, Change in Estimates and Correction of Errors.

g) Taxes

      There are uncertainties concerning interpretation of complex tax regulations and about the value and time of future tax results. The Company and its subsidiaries are subject, in the normal course of business, to investigations, audits, lawsuits and administrative proceedings in civil, tax and labor matters. Depending on the subject of the investigations, lawsuits or administrative proceedings filed against the Company and subsidiaries, we may be adversely impacted, irrespective of the actual final result.

h) Realization of the Deferred Income Tax

      The initial and following analyses of the realization of deferred income tax occur when is it probable that the taxable profit of the next years will be available for offsetting the deferred tax asset based on results forecasts prepared and based on internal assumptions and future economic scenarios that enable their total or partial use if full credit is constituted.

A summary of the financial information related to Company’s main accounting practices is shown below.

Revenue and expense recognition

(i)    Determination of profit or loss from the development and sale of property

The revenue and costs related to the real estate development units sold and not concluded are appropriated to the result throughout the construction period according to the following procedures:

(a)       For payments made in installments for completed units, the result is appropriated when the sale is made, independent of the contractual term for these receivables.

(b)       For sales of incomplete units, the following procedures are observed:

•            The cost incurred (including the cost of land and other expenses directly related with inventory formation) corresponding to the units sold is fully appropriated in the result. For units not yet sold, the cost incurred is appropriated to inventory.

•            The percentage of cost incurred for the units sold (including the cost of land) is calculated in relation to their total budgeted cost, with this same percentage applied to the revenue from units sold, adjusted for the terms and conditions defined in the sales contracts, thus determining the volume of revenue to be recognized directly proportional to cost;

•            The amounts of sales revenue recognized which are higher than the values effectively received from clients are booked under “Accounts Receivable from services provided” in current or long-term assets; The amounts received related to the sale of units which are higher than the recognized revenue values are booked under the item: “Obligations for property purchases and client advances”;

•            The interest and monetary restatement over the balance of accounts receivable after the keys are delivered, as well as the adjustment to present value of the balance of accounts receivable are appropriated to the result of contracted sales and property sales as and when incurred, observing the accrual basis of accounting for the fiscal years “pro rata temporis”;

•            The financial charges on accounts payable arising from the acquisition of land and directly related to construction financing are capitalized and registered to inventory of properties for sale and appropriated to the cost incurred with units under construction until completion, observing the same appropriation criteria of the real estate development cost for the units sold under construction;

•            The tax levied and deferred on the difference existing between the real estate revenue and the accumulated revenue subject to taxation are calculated and included in the accounting upon recognition of this revenue difference.

Other revenue and expenses, including advertising and publicity, are booked in the result when incurred.

(ii)   Construction services provided

Revenue derived from real estate services provided are recognized as the services are rendered and are linked to the activity of construction management for third parties and technical consulting.

(iii)      Swap operations

A land swap is intended for the receipt of third party land for settlement by delivery of apartments or the transfer of installments from sales of real estate units. The value of the land acquired by the Company and its subsidiaries is determined based on the fair value of the real estate units to be delivered. The fair value of the land is registered under liabilities as a component of the land bank of properties for sale at the time of acquisition, in a contra account to advances from clients. The revenues and costs derived from swap operations are appropriated into the result throughout the construction period, as previously mentioned in item (b).

(iv)      ICPC 02 – paragraphs 20 and 21

In compliance with the requirements of the abovementioned ICPC, the amounts of revenue recognized and of incurred costs are shown in the income statement and advances received under the item “Obligations for real estate purchases and advances from clients.”

Consolidation of Financial Statements

Company’s consolidated financial statements include the statements of Gafisa, its direct and indirect subsidiaries and its joint ventures. Control over these entities is held when the Company has the power to control its financial and operating policies and is capable of attaining benefits and is exposed to risk from its activities. The subsidiaries and joint ventures are fully and proportionally consolidated, respectively, as of the date when full or shared control begins, until the date it ceases to exist. As of December 31, 2013, 2012 and 2011 the consolidated financial statements include full consolidation of the following companies, respectively:

	Share %
	2013	2012	2011

Gafisa and subsidiaries (*)	100	100	100
Construtora Tenda and subsidiaries (*)	100	100	100
Alphaville Urbanismo and subsidiaries (*)	-	80	80

The accounting practices have been applied consistently in all subsidiaries and joint ventures included in the consolidated financial statements and the fiscal year of these companies coincides with that of the Company.

10.6. Internal controls adopted to ensure the reliability of the financial statements:

a) efficiency of such controls, indicating possible flaws and the steps taken to rectify them

The Company’s Management, and especially the Chief Executive Officer and the Chief Financial and Investor Relations Officer, is responsible for implementing and maintaining a suitable internal control structure for the preparation of the financial statements.

The internal controls over the preparation of the Financial Statements are evaluated to ensure a reasonable level of confidence as to the reliability of the accounting information and the preparation of the financial statements in accordance with Brazilian accounting practices for outside disclosure. The Company’s internal controls over the preparation of the financial statements include policies and procedures that: (i) reflect precisely and appropriately the Company’s transactions and asset disposal; (ii) provide a reasonable degree of confidence that the transactions are recorded in such a way as to enable the preparation of the financial statements in accordance with Brazilian accounting practices and that the Company’s receipts and payments are in strict compliance with the authorizations granted by the Company’s management; and (iii) provide a reasonable degree of confidence regarding the timely prevention or detection of any unauthorized acquisition, use or disposal of Company assets that could have a material effect on the financial statements.

Due to their inherent limitations, the internal controls over the preparation of the financial statements could fail to identify or prevent errors.

The Company’s Management performed an assessment of the internal controls on the preparation of the Financial Statements as at December 31, 2013, based on the criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO, and, according to said methodology, concluded that, as of December 31, 2013, the Company’s Internal Control structure for the preparation of the Financial Statements in BRGAAP was considered to be effective.

Finally, it should be pointed out that the Company meets all the corporate governance requirements of the BM&FBOVESPA’s Novo Mercado and Section 404 of the Sarbanes-Oxley Act.

b) shortcomings and recommendations regarding internal controls mentioned in the independent auditor’s report

The Company’s independent auditors identified the need to improve certain internal controls while auditing the financial statements for 2013. The Company is currently analyzing together with the independent auditors the shortcomings identified in the tests so as to measure and classify their relevance, and it will report on them in this item 10.6 of the Reference Form as soon as the independent auditors’ recommendations report is finalized.

We list on items (a) to (f) below the recommendations for the shortcomings identified as significant in 2012 as the actions taken to mitigate them.

a) Failures in the closing of the Company’s financial statements prepared under the Brazilian generally accepted accounting principles (“BRGAAP”). The Independent Auditor has recommended that the Company improves the closing of its financial statements and the disclosure of other financial information and their respective controls, so as to improve the timeliness, assertiveness and quality of the information disclosed by the Company. Moreover, do so in order to solidify such information so that it is trustworthy and can be used in decision making by users of such information. In addition, observing the procedures above and others that may support the closing of the financial statements and corporate governance add value to the Company and generate clearer and more assertive quality information.

The Company has implemented the following improvements:

• Improved the internal procedures checklist in order to close the financial statements observing predetermined activities and schedules.

• Implemented a formal policy for all accounts that involve estimates and judgment, considering criteria and assumptions to determine provision, doubtful accounts, onerous agreements, budgeted cost, provision for construction works delay, impairment analysis, and other.

• Contracted and qualified professionals to support the closing of the financial statements.

• Improved the periodic and timely revision of updates in accounting standards.

• Discussed with Auditors and Company areas so as to improve the formalization and preparation of memos on technical matters.

• Implemented an internal process of financial statements certification by the Upper Management in order to ensure the financial statements are trustworthy. This process consists in a letter of individual representation where each executive officer certifies, based on the best knowledge and understanding of their responsibilities and considering all information that has come to their knowledge, that the report presents adequate and reliable information and does not omit information about the Company.

• Created, on September 2012 the Internal Controls Management, in charge of continually monitoring controls, verifying that these are adequate and effective, ensuring that the five control elements (environment, risk assessment and communication, control activity, information, and monitoring) are in place and working as planned, guaranteeing with a reasonable degree of certainty that the information supplied by the corporate reports and systems are reliable, and that the applicable laws, regulations and standards are being complied with.

b) Need to improve the process to evaluate fraud reporting. The Independent Auditor has recommended that the Company improves its process to evaluate fraud reporting to prevent financial loss and exposure to fraud. Furthermore, the existence of fraud or illegal acts assessment prevention procedures is viewed positively by external agents (stakeholders) and should be implemented or constantly improved by the Company, also recommending that the management of this process to be conducted by an independent specialized company. We understand that the reporting line and scope of work of this contracted company shall be determined by the Board of Directors.

The Company has implemented an ethics adherence program, which consists in interviews and workshops with the purpose of analyzing if the employees’ values and principles are in line with the Company’s ethics culture. This improvement supplements other initiatives already in place, as detailed below.

The Company’s code of ethics was adopted in 2006 and it is widely disseminated on our intranet, which is accessed by all employees. It is periodically revised by a multidisciplinary committee with members from the people and management, communication, legal, and internal audit areas. In addition, all our employees must sign an instrument stating they agree with the code of ethics upon hiring.

It is important to note that the Company is strongly committed to maintaining an ethical and transparent relation in all levels, and has clear guidelines and processes in place to govern the conduct of its employees with partners, suppliers, shareholders, clients, public agents, and the society in general.

Our Internal Audit area coordinates the actions regarding facts that my be potentially connected with fraud or acts that are not in line with the Company’s code of ethics, and present them with evidence to the Ethics Committee.

The Ethics Committee makes the decisions about the cases, and reports on them at the periodical meetings of the Audit Committee.

Events that may be potentially classified as fraud and irregularity are captured by the Confidential Channel, operated by an outsourced Company since 2008, via telephone, e-mail, letter, or in person.

All events reported to the Internal Audit or the Ethics Committee are addressed, reinforcing the commitment to treating information and managing consequences in a confidential manner.

This process is carried out with the support of a consulting company specializing in corporate behavior, and it provides important input to taking actions to reinforce the Company’s ethics principles and values.

c)     Failure in applying accounting principles and standards regarding the recognition of receivables securitization. The Independent Auditor has recommended that the Company improves the process of analyzing technical matters and their respective controls already in place in order to keep a constant qualitative evolution in the accounting understanding and recording of certain transactions.

The Company does not believe there has been analysis failure or inadequate interpretations about the application of accounting principles and standards, but a divergence of judgment between the Company and the Independent Auditors, given the complexity of the transaction.

Despite the different understanding from that of the auditor, the transaction was recorded on December 31, 2012 according to the recommendation of the Independent Auditors.

The Company has also created an Internal Accounting Policies Committee, responsible for revising the new updates on accounting pronouncements in a periodical and timely manner. Additionally, discussions are held with the Company’s areas and external advisors to improve the analysis and formalization process of material technical matters.

d)    Failures in the procedures to assess the Company’s internal controls listed below. The Independent Auditor recommends that the Company improves its internal controls in order to maximize the efficacy of the processes and mitigate related risks. Observing these comments and others that may eventually support the evolution of the Company’s internal controls significantly prevent failures in the processes that may be caused by error or fraud.

1.     The area requesting personnel hiring fills out a personnel request form and sends it to the People & Management area, which is approved by the area’s manager and executive officer. But hirings have been identified with no approval by the People & Management in the relative form.

Actions taken: Personnel is hired by the People & Management area. Even though the forms have not been signed by this area, the hiring process was necessarily validated by it. However, we recognize the shortcoming of this control, and we have redesigned it so as to make it more effective, including that it is now necessary that the area requesting personnel to People & Management does so using an electronic system.

2.     Absence of evidence to validate the control to verify whether the onlending agreements are being executed upon a prior analysis of the client’s financial position.

Actions taken: This shortcoming consisted in the absence of evidence of the supporting documentation to approve credit at Tenda. We have implemented a credit analysis policy determining the necessary documentation, criteria and spheres for approval. We have reinforced with the responsible areas the need to file the supporting documentation in an appropriate manner, and we are monitoring it.

3.     Value discrepancies between the supporting documentation and the values recorded for the land plots in the ERP-SAP system.

Actions taken: There has been no value discrepancies between the supporting documentation and the values recorded. The control’s shortcoming consistent in the absence of an e-mail from the development area to the accounting area informing the land plots had been acquired. We have implemented a land acquisition policy, and redesigned the process’s flow to ensure greater adherence to the control.

4.     Absence of evidence to verify whether advances to suppliers are written off with the relative supporting documentation.

Actions taken: The shortcoming occurred with one (01) advance in the amount of R$1,731.04, due to a verification failure. We have reinforced the verification process for write-offs with the relative supporting documentation, and implemented a daily flag system to follow up on advances to suppliers.

5.     Failure to confirm the evidence of formal approval in the calculation of equity accounting;

Actions taken: We have implemented an additional control that consists in the Coordinators and Manager of the accounting area monitoring a monthly closing checklist. This checklist includes, among others, verification of the revision and approval of the equity accounting calculation.

6.     Absence of evidence of e-mails from the human resources area referring to the additional verification of employees allocated to construction works that should have been informed to the employees responsible for the works.

Actions taken: We recognize the operational failure of not filing some sent e-mails. We have reinforced the importance of correctly filing the e-mails.

7.     Absence of evidence of shareholding position update spreadsheet validation.

Actions taken: We have revised this control, increasing the number of actions necessary to ensure the information is filed. We have trained the teams involved in this activity to ensure their adherence to the new control. We have also added the verification of evidence of changes in shareholding position to the monthly closing checklist.

8.     Absence of evidence of preparation date in certain real estate appropriation spreadsheets.

Actions taken: We recognize this control’s shortcoming, since the person in charge of this activity has not signed or provided evidence of the revision date. We have also added the verification of evidence of revision and approval of real estate appropriation calculations to the monthly closing checklist.

9.     Absence of formal approval of the selling price list by the Executive Officer responsible for it.

Actions taken: We have redesigned this control to reflect the effective operation of the area. In practice, the price list is approved in the managerial level.

10. Absence of formalized control for the follow-up on the total amount paid in commissions.

Actions taken: We have revised this control to make sure the sales area checks that the commissions are the same on the SAP system and on the electronic spreadsheet. The area also prepares a report on the brokerage fees paid in the period.

11. Absence of evidence for all items in the selected sample, which prevented us from evaluating the efficacy of the revision and approval controls for funding transactions.

Actions taken: This shortcoming was due to an operational failure. We have reinforced to this area the need to correctly file the supporting documentation.

12. We have verified that even though there are committees to assess the Company’s banking reconciliation outstanding items, the minutes of these meetings report discrepancies for material amounts.

Actions taken: We have implemented a reconciliation committee, with weekly follow-up meetings with the areas involved to reduce the number of outstanding items. Outstanding items have reduced during 2013. The existence of banking outstanding items are due to the nature of our business, which involves receiving a large amount of credits in our banking accounts, through different branches, especially in connection with associative onlending.

13. In our analysis of the AFAC recording, we have identified discrepancies between the “capital investment request” control spreadsheet and receipts of transfers to the project.

Actions taken: We have reinforced the importance of the checking process to the area, since this shortcoming was operational and not of control.

14. Absence of evidence for all items in the selected sample, which prevented us from evaluating the efficacy of securitization process revision controls.

Actions taken: We have reinforced with the responsible areas the need to file the supporting documentation for the transactions in an appropriate manner.

e)         Need to improve the construction works budgeting process and follow up on execution schedules. The Independent Auditor recommends that the Company improves the controls related to the budgeting process and project development management, and efficiently monitor the controls in place to ensure they are timely and appropriately executed. The Independent Auditor also recommends that a detailed analysis is made of the comments above, so as to implement the improvements the Company sees fit, in order to speed up processes, secure the controls, and reduce performance risks, which may harm the Company’s financials and image before clients and stakeholders, like investors, regulatory agencies, competition, among others.

In 2011 we implemented detailed processes for the preparation of the construction works initial budgets, reducing the risk of not identifying material costs. Every month the physical planning and control cell audit these processes to identify possible deviations.

The budgeting process is very detailed and includes expenses with materials, foundation, services, apportionment, systems, regularization, etc. We also drill the soil in the land acquisition process to minimize risks of unidentified geological problems and, consequently, ensure with a reasonable degree of certainty that the budgets are accurate.

The construction works are carried out in accordance with the assumptions determined in the executive project.

We have implemented a process to obtain detailed studies and drilling reports for land plots, so as to better assess the underground conditions, thus preventing problems in executing the foundation of the buildings. We have reinforced the integrated planning of the foundation activity with the subsequent construction activities, minimizing the risks of deviations and execution delays, and implemented a process determining that the physical planning and the key material and labor acquisition be made before the construction starts. In addition, every month the physical planning area follows up on the construction works, and hirings and costs are monitored by the control cell, to identify possible deviations and update the work schedule.

f)          Failure in the SAP access revocation process. The Independent Auditor recommends that SAP accesses be revised, access by dismissed professionals be revoked, and access by professionals on leave be blocked. In order to minimize the chance that the failures continue to occur, the Company should revise the access revocation process controls, so that dismissed professionals or professionals on leave have their accesses revoked in a timely manner.

The access revocation process has been restructured to expand the monitoring and revision capacity, and we have reinforced the need to observe this policy to the managers. The communication flow between HR and the information security area has been optimized to ensure access is revoked in a timely manner.

10.7. Factors relating to any public offering of marketable securities:

a) how the proceeds from the offering were used

The resources from the debenture issues were allocated to reinforcing working capital, that is, to finance the construction of residential units in real estate developments.

The proceeds from the Company’s follow on stock offering settled on March 29, 2010, were used for land bank acquisition, working capital, forming partnerships, making strategic acquisitions and launching new real estate developments.

The resources from the Promissory Notes issues in 2011 and 2012 were allocated to reinforcing the Company’s working capital.

The proceeds of the Debentures Issue of subsidiary Construtora Tenda S.A. were allocated to the acquisition of the remaining interest of former subsidiary Alphaville Urbanismo S.A. before it was sold to Private Equity AE Investimentos e Participações S.A.

b) whether there were any significant diversions between the proposed allocation disclosed in the respective offering prospectus and the effective allocation of the proceeds
There was no significant diversion between the proposed allocation disclosed in the respective prospectus and the effective allocation of the proceeds.
c) in the event of any significant diversions, the reasons for such
Not applicable, as there were no significant diversions between the proposed allocation disclosed in the respective prospectus and the effective allocation of the proceeds.

10.8. Significant items not shown in the Company’s financial statements:

a) assets and liabilities held by the company, directly or indirectly, that do not appear on the balance sheet
The Company does not have any material assets or liabilities that are not reflected in this form and in the Company’s financial statements and the notes thereto.
b) other items not shown in the financial statements
The Company does not have any other items that are not shown in its financial statements.

10.9. Regarding each item not shown in the financial statements, as indicated in item 10.8:

a) how such items altered or could alter the revenue, expenses, operating results, net financial expenses or other items in the company’s financial statements
As explained in item 10.8, above, there are no items that are not shown in the financial statements.
b) nature and purpose of the operation
As explained in item 10.8, above, there are no items that are not shown in the financial statements.
c) nature and amount of obligations assumed and rights generated for the company as a result of the operation
As explained in item 10.8, above, there are no items that are not shown in the financial statements.

10.10. Key elements of the company’s business plan:

a) investments (including a quantitative and qualitative description of investments in course and that are foreseen, sources of investment financing and significant divestments that are in course or that are foreseen)

         i.            quantitative and qualitative description of investments that are in course or are foreseen

Net cash for 2013 used in investing activities, including the acquisition of goods, equipment, and new investments amounted to R$53.46 million; dividend received in the amount of R$342.17 million, investment addition of R$102.64 million, and investments in goods and equipment in the amount of R$80.99 million. In 2011, the re-presented net cash was a negative R$184.30 million.

The Company’s net cash in 2012, which was used for investment, including the acquisition of land bank and equipment and undertaking new ventures, was negative R$184.30 million, mainly due to investments in property and equipment in the amount of R$108.72 million. Net cash in 2011 was negative R$6.9 million.

The Company’s net cash in 2011, which was used for investment, including the acquisition of land bank and equipment and undertaking new ventures, was negative R$6.9 million, mainly due to investments in property and equipment in the amount of R$105.6 million. Net cash in 2010 was R$6.9 million.

The Company’s disbursements in 2013 mainly referred to investments in goods, sales stands, software, and improvements, and totaled R$80.99 million versus R$108.73 million in 2011. Restricted cash for loan guarantees increased by R$208.1 million in 2013, versus a reduction of R$208.1 million in 2012.

The Company’s disbursements during 2012 related mainly to investment in land bank, sales stands, software, and improvements, and totaled R$114.8 million, compared to R$105.6 million in 2011, and an increase in the level of restricted cash for loan guarantees in the amount of R$208.1 million in 2011, compared to a reduction in the level of restricted cash of R$98.7 million in 2011.

Company’s disbursements during 2011 related mainly to investment in the land bank, mainly land for future developments, and equipment in the amount of R$105.6 million, compared to R$63.5 million in 2010, and a reduction in the level of restricted cash for loan guarantees in the amount of R$98.7 million in 2011, compared to a reduction in the level of restricted cash of R$186.3 million in 2010.

       ii.            sources of investment financing

The Company relies on resources from the sale of treasury stock, the abovementioned corporate fundraising, debentures issues and lines of credit from the SFH (National Housing Finance Scheme).

     iii.            significant divestments that are in course or are foreseen

No significant divestments are in course or foreseen.

b) previously disclosed acquisitions of plant, equipment, patents or other assets that can materially affect the company’s production capacity
There have been no acquisitions of plant, equipment, patents or other assets that can materially affect the Company’s production capacity.
c) new products and services
There are no new products or services.

10.11. Other factors materially impacting the company’s operating performance that have not been identified or discussed in other items in this section.

All significant information relevant to this subject has been disclosed in the items above.

APPENDIX II

As per Appendix 24, item 13 of CVM Instruction no. 480 of December 17, 2009

1. Net income for the year:
R$867,442,195.74

2. Aggregate amount and per share value of dividends, including any accelerated dividends and interest on equity already declared:

Aggregate dividends and interest on equity (gross)	R$163,111,939.27
Aggregate dividends and interest on equity (net)	R$150,066,912.40

Aggregate dividends	R$32,919,915.45
Aggregate interest on equity (gross)	R$130,192,023.82
Aggregate interest on equity (net)	R$117,146,996.95

Dividends
Per-Share Amount	R$0.080398423217 per share [1]

Interest on Equity
Gross amount per share	R$0.3111221723 per share
Net amount per share	R$0.279948088 per share

3. Percentage of distributed net income for the year:

Net income percentage
Gross percentage	18,80%
Net percentage	17,30%

4. Aggregate amount and per-share value of dividends paid based on the income reported in past years:
In 2010 the Company paid dividends in the amount of R$50,716,096.23, equivalent to R$0.12112 per share. In 2011 and 2012, the Company did not pay dividends based on the income reported in past years.

1 Per-share amount on the management proposal date, net of treasury shares. This amount may be adjusted should the Company issue new shares or buy shares back pursuant to the Stock Buyback Program in place, up to the date the Annual General Meeting is held.

5. Report, net of any accelerated dividends and interest on equity already declared:

a)       The gross amount of dividends and interest on equity, broken down into each type and class of stock

Minimum statutory dividends paid: R$32,919,915.4568822, corresponding to R$0.080398423217 per share, net of treasury shares. This amount may be adjusted should the Company issue new shares or buy shares back pursuant to the Stock Buyback Program in place, up to the date the Annual General Meeting is held.

b) The terms and date of payment of dividends and interest on equity. To be later determined by the Board of Directors.
c) Any restatement and payment of accrued interest on dividends and interest on equity. Not applicable.

d)       The date the payment of dividends and interest on equity is declared for the purpose of determining the shareholders that are entitled to receive such payments.

April 25, 2014 (after the session is closed), for holders of shares traded on the São Paulo Stock, Commodities and Futures Exchange (BM&FBovespa), and as at April 30, 2014, for holders of ADRs traded on the NYSE.

6. In the event any dividends or interest on equity have been declared based on income determined in biannual (or shorter period) balance sheets:
a) Report the amount of any dividends or interest on equity already declared.

The gross amount of interest on equity paid was R$130,192,023.82, declared on December 20, 2013 to the income account for 2013, based on the extraordinary balance sheet of December 3, 2013, in the amount of R$0.31112217224.

b) Report the date each payment was made on.
Interest on equity was paid on February 12, 2014.

7. Comparison chart with the following amounts, broken down into each type and class of stock:
a) Net income for the year and 3 past years.
Fiscal Year:	Income (loss) for the Year (R$)
2013	R$867,442,195.74
2012	(R$127,042,177.04)
2011	(R$944,868,818.46)
2010 (restated)	R$264,564,684.72
b) Dividend and interest on equity paid in the past 3 years.
2013	Total and per-share amount (R$)
Dividends	R$32,919,915.4568822 R$0.080398423217 per share [2]
Interest on equity (gross)	R$130,192,023.82 R$0.3111221723 per share
Interest in equity (net)	R$117,146,996.95 R$0.279948088 per share
2012	Total and per-share amount (R$)
Dividends	–
Interest on equity (gross)	–
Interest in equity (net)	–
2011	Per share (R$)
Dividends	–
Interest on equity (gross)	–
Interest in equity (net)	–
2010	Total and per-share amount (R$)
Dividends	R$98,811,840.46 R$0.2291 per share
Interest on equity (gross)	–
Interest in equity (net)	–

2 Per-share amount on the management proposal date, net of treasury shares. This amount may be adjusted should the Company issue new shares or buy shares back pursuant to the Stock Buyback Program in place, up to the date the Annual General Meeting is held.

8. Income allocated to the statutory reserve:
a) Amount allocated to the statutory reserve. R$31,593,034.19

b) Details on how the statutory reserve is calculated.

Under paragraph 2 of article 47 of the Company’s Bylaws, 5% of the net income for the year is allocated to the statutory reserve, up to the limit of 20% of the paid-up capital stock, or the limit provided for in paragraph 1 of article 193 of Law 6,404/76.

9. Fixed or minimum dividends:
a) Describe the method for the calculation of the fixed or minimum dividends. Not applicable because the Company does not issue preferred shares.
b) Inform whether the income for the year is sufficient to pay the fixed or minimum dividends in full. Not applicable because the Company does not issue preferred shares.
c) Inform whether any unpaid portion is cumulative. Not applicable because the Company does not issue preferred shares.
d) Inform the aggregate amount of fixed or minimum dividends to be paid for each class of preferred shares. Not applicable because the Company does not issue preferred shares.
e) Inform the aggregate amount of fixed or minimum dividends to be paid per preferred share of each class. Not applicable because the Company does not issue preferred shares.

10. Compulsory Dividend:

a) Describe the calculation method as provided for in the Company’s Bylaws.

Under paragraph 2 of article 47 of the Company’s Bylaws, after 5% of the net income for the year is allocated to the statutory reserve, up to the limit of 20% of the paid-up capital stock, or the limit provided for in paragraph 1 of article 193 of Law 6,404/76, 25% of the adjusted balance under article 202 of Law 6,404/76 will be allocated to the payment of compulsory dividend to all shareholders of the Company.

b) Inform whether the compulsory dividend is being paid in full.
Yes.
c) Inform whether any amount is being retained.
Not applicable because the compulsory dividend is being paid in full.

11. In the event compulsory dividends are retained:
a) Amount retained. Not applicable because the compulsory dividend will not be retained.

b) Describe in detail the Company’s financial condition, including aspects regarding liquidity analysis, working capital and positive cash flows.

Not applicable because the compulsory dividend will not be retained.

d) Justify the retention of dividends. Not applicable because the compulsory dividend will not be retained.

12. In the event any income was allocated to the contingency reserve:
a) Amount allocated to the reserve. Not applicable because no income will be allocated to the contingency reserve.
b) Identify the probable loss and its cause. Not applicable because no income will be allocated to the contingency reserve.
c) Explain why the loss was considered probable. Not applicable because no income will be allocated to the contingency reserve.
d) Justify the formation of the reserve. Not applicable because no income will be allocated to the contingency reserve.

13. Income allocated to the unrealized income reserve:
a) Amount allocated to the unrealized income reserve. Not applicable because no income will be allocated to the unrealized income reserve.
b) The nature of the unrealized income that generated the reserve. Not applicable because no income will be allocated to the unrealized income reserve.

14. Income allocated to bylaw reserves:

a) Bylaws clauses that established the reserve.

The Company’s Bylaws determine that no more than 71.25% of the net income for the year may be allocated to the formation of an Investment Reserve to fund the expansion of the activities of the Company and subsidiaries, including through capital increase subscriptions or by creating new projects, or by participating in consortia or other types of association to fulfill the Company’s business purpose. The amount allocated to this reserve shall not exceed 80% of the Company’s capital stock. Whenever such limit is achieved, the shareholders in General Meeting will decide on the allocation of the balance, either distributing it to shareholders or allocating it to a capital stock increase.

b) Amount allocated to the reserve.

Statutory Reserve
Allocation proposal	R$437,155,710.35

c) Describe how the amount was calculated.
Bylaw Reserve Calculation (R$)
Net income for the year	R$867,442,195.74
Accrued losses	R$235,581,511.92
Statutory reserve	R$31,593,034.19
Tax incentives reserve (ICMS sales tax, and income tax)	-

Subtotal	R$600,267,649.63

Minimum statutory dividends	R$150,066,912.41
Interest on equity (gross) (ii)	R$130,192,023.82
Interest on equity (net)	R$117,146,996.95
Dividends Payable (iii)	R$32,919,915.4568822
Dividend payable per share (net of treasury shares)	R$0.080398423217 per share

Subtotal (i) – (ii) – (iii)	R$437,155,710.35

Bylaw reserve (article 47, paragraph 2, (c) of the Bylaws)	R$437,155,710.35

15. Retained earnings anticipated in capital budgets:
a) Amount retained. Not applicable because the capital budget does not provide for earnings retention.
b) Copy of the capital budget Not applicable because the capital budget does not provide for earnings retention.

16. Income allocated to the tax incentive reserve
a) Amount allocated to the reserve. Not applicable because no income will be allocated to the tax incentive reserve.
b) Explain the nature of the allocation. Not applicable because no income will be allocated to the tax incentive reserve.

APPENDIX III

(As per Appendix 24 items 12.6 and 12.9 of CVM Rule 480, of December 17, 2009)

12.6.       Candidates to the Board of Directors appointed by Management:

Management proposes the election of the following members of the Board of Directors, whose main information is as follows:

a) Name	b) Age	c) Occupation	d) Individual Taxpayers' ID (CPF) or passport number	e) Position	f) Appointment date	g) Investiture date	h) Term of office	i) Other positions/offices	j) Appointed by Controlling Shareholder
BOARD OF DIRECTORS
Odair Garcia Senra	67	Civil Engineer	CPF/MF no. 380.915.938-72	Sitting member of the Board of Directors	Proposal to be submitted to the shareholders at the Annual General Meeting to be held on 4/25/14	Not applicable	If elected, term ends on 2016 AGM	Chairman of the Board of Directors	Candidate appointed by Management.
Cláudio José Carvalho de Andrade	42	Business Administrator	CPF/MF no. 595.998.045-020	Sitting member of the Board of Directors Independent Member	Proposal to be submitted to the shareholders at the Annual General Meeting to be held on 4/25/14	Not applicable	If elected, term ends on 2016 AGM	Member of the Remuneration Committee

Candidate appointed by shareholders
Polo Fundo de Investimento em Ações, Corporate Taxpayer's ID (CNPJ/MF) no. 07.914.903/0001-27, Polo Norte Master FIM, CNPJ/MF no. 17.373.839/0001-78, Polo Macro Fundo de Investimento Multimercado, CNPJ/MF no. 11.228.500/0001-00, and Polo Ações Fundo de Investimento em Ações, CNPJ/MF no. 13.591.860/0001-99

Guilherme Affonso Ferreira	63	Businessman	CPF/MF no. 762.604.298-00	Sitting member of the Board of Directors Independent Member	Proposal to be submitted to the shareholders at the Annual General Meeting to be held on 4/25/14	Not applicable	If elected, term ends on 2016 AGM	Member of the Remuneration Committee	Candidate appointed by shareholder Teorema Fundo de Investimentos em Ações, Corporate Taxpayer's ID (CNPJ)/MF no. 08.869.576/0001-00
José Écio Pereira da Costa Junior	62	Business administrator and accountant	CPF/MF no. 359.920.858-15	Sitting member of the Board of Directors Independent Member	Proposal to be submitted to the shareholders at the Annual General Meeting to be held on 4/25/14	Not applicable	If elected, term ends on 2016 AGM	Chairman of the Audit Committee	Candidate appointed by Management.
Maurício Marcellini Pereira	40	Business Administrator	CPF/MF no. 838.823.836-15	Sitting member of the Board of Directors Independent Member	Proposal to be submitted to the shareholders at the Annual General Meeting to be held on 4/25/14	Not applicable	If elected, term ends on 2016 AGM	Member of the Audit Committee and of the Appointment and Corporate Governance Committee	Candidate appointed by shareholder Fundação dos Economiários Federais – FUNCEF, Corporate Taxpayer's ID (CNPJ)/MF no. 00.436.923/0001-90
Rodolpho Amboss	50	Civil Engineer	CPF/MF no. 742.664.117-15	Sitting member of the Board of Directors Independent Member	Proposal to be submitted to the shareholders at the Annual General Meeting to be held on 4/25/14	Not applicable	If elected, term ends on 2016 AGM	Member of the Appointment and Corporate Governance Committee	Candidate appointed by Management.
Francisco Vidal Luna	67	Economist	CPF/MF no. 107.354.298-04	Sitting member of the Board of Directors Independent Member	Proposal to be submitted to the shareholders at the Annual General Meeting to be held on 4/25/14	Not applicable	If elected, term ends on 2016 AGM	Has no other positions/functions at the Company	Candidate appointed by Management
27

12.7.       Members of the statutory, audit, risk, financial and compensation committees:

Not applicable.

12.8.       Regarding each candidate to the Board of Directors:

a) Resumes:

Odair Garcia Senra. Joined former Gomes de Almeida, Fernandes as an engineering intern, and served as construction works engineer, cor works general manager, chief construction officer, Chief Institutional Relations Officer, and he is currently the Chairman of the Company’s Board of Directors. In the last five years, he served as (i) Chief Operations Officer at Construtora Tenda S.A., a publicly-held company and a wholly-owned subsidiary of Gafisa, whose core activity is the construction and development of real estate projects; (ii) member of the Board of Directors of Alphaville Urbanismo S.A., whose core activity is the construction and development of urban development lots (the Company holds a 30% interest at Alphaville Urbanismo S.A.); (iii) Director of SECOVI SP – São Paulo Union of Residential and Commercial Property Purchase, Sale, Lease and Management Companies; (iv) Vice-President of SINDUSCON SP – Civil Construction Union of the State of São Paulo; (v) representative of SINDUSCON SP in the Urbanistic Legislation Technical Chamber of the City of São Paulo (CTLU); (vi) representative of SINDUSCON SP in the Board of Directors of the Mauá Institute of Technology; (vii) member of the Advisory Board of FIABCI/Brasil – International Federation of Real Estate Professions; and (iii) member of the Board of Directors of São Carlos Empreendimentos e Participações S.A., company that specializes in equity management of commercial properties.

Cláudio José Carvalho de Andrade. In the last five years, he served as (i) partner at Polo Capital Gestão de Recursos Ltda., an asset management company; (ii) partner at Polo Capital Securitizadora S.A., a financial credits securitization company; (iii) partner at Polo Capital Real Estate Gestão de Recursos Ltda., an asset management company; (iv) partner at Polo Capital Internacional Gestão de Recursos Ltda., an asset management company; (v) partner at Polo Capital Consultoria Ltda., an asset management company; (vi) partner at Santa Elisa Participações Ltda., a holding company; (vii) partner at Pergale Empreendimentos Imobiliários Ltda., a holding company; (viii) Executive officer of the following holding companies: Kohav Participações S.A., SPE Yogo Participações e Empreendimentos Imobiliários S.A., SPEPREFIP I Participações e Empreendimentos Imobiliários S.A., SPE Magallon Participações Empreendimentos S.A., Birsa Participações Empreendimentos S.A., SPE Charisteas Participações Empreendimentos S.A., SPE Khedira Participações e Empreendimentos S.A., SPE Riveros Participações Empreendimentos S.A., SPE Vittek Participações Empreendimentos S.A., SPE Gazal Participações e Empreendimentos S.A., and Jandaia Empreendimentos Imobiliários Ltda.; (ix) alternate member of the Fiscal Council  of Banco Panamericano S.A., a financial institution; (x) alternate member of the Fiscal Council  of Banco Sofisa S.A., a middle market financial institution; (xi) alternate member of the Fiscal Council  of Copel – Companhia Paranaense de Energia, a power company; and (x) member of the Company's Board of Directors. He has also served in the following management positions in publicly-held companies: member of the Board of Directors of Telefônica Data Holding, a company operating in the telecommunications industry. SPE Yogo Participações e Empreendimentos Imobiliários holds a 20% interest at Gafisa SPE-113 Empreendimentos Imobiliários Ltda., and the remainder of the capital stock is held by the Company.

Guilherme Affonso Ferreira. In the last 5 years, he served as CEO of Bahema Participações S.A., a Company whose core activity is financial investment. He currently serves in the following management positions: (i) member of the Board of Directors, Human Resources Committee, Sustainability Committee, and Corporate Governance Committee of Companhia Brasileira de Distribuição (Pão de Açúcar), whose core activity is retail; (ii) member of the Board of Directors and Remuneration Committee of Sul América S.A., an insurance Company; (iii) member of the Board of Directors of Valid Soluções e Serviços de Segurança em Meios de Pagamento e Identificação S.A., a Company operating in the payment means, identification systems, and telecommunications industry; (iv) member of the Board of Directors of Tavex Algodonera S.A., a Company operating in the textile industry; (v) member of the Board of Directors and Audit Committee of Arezzo Indústria e Comércio S.A., a shoe manufacturer; (vi) member of the Board of Directors of Ideiasnet S.A., a Company operating in the technology, media, and telecommunications industry; (vii) member of the Board of Directors of Banco Indusval S.A., a financial institution specializing in corporate credit to medium-sized and large companies; (viii) member of the Advisory Board of HSBC Fundo Multipatrocinado; and (ix) member of the Company's Board of Directors. He has also served in the following management positions in publicly-held companies: (a) member of the Board of Directors of Unibanco Holdings, a company operating in the financial industry, from 2006 to 2008; (b) member of the Board of Directors of Santista Textil, a company operating in the textile industry, from 2004 to 2006; (c) member of the Board of Directors of Manah S.A., a Company operating in the fertilizers industry, from 1998 to 2005; (d) member of the Board of Directors of Coldex Frigo, a company operating in the air-conditioning and refrigeration industry, from 1996 to 1998; (e) member of the Advisory Board of Eternit S.A., a Company operating in the construction materials industry; and (f) member of the Advisory Board of Signatura Lazard; None of the foregoing corporations is part of the Company’s economic group.

José Écio Pereira da Costa Junior. In the last 5 years, he has served as (i) Audit Partner at Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda., whose core activity is auditing, tax consulting, and managerial consulting; (ii) Managing partner at JEPereira Consultoria em Gestão de Negócios S/S Ltda., a company whose core activity is business management consulting in general; (iii) member of the Board of Directors and chairman of the Audit Committee of the Company; (iv) member of the Board of Directors of BRMALLS S.A., a publicly-held company operating in the shopping malls industry; (v) member of the Bylaw Audit Committee of Fibria S.A., a publicly-held company operating in the pulp and paper industry; (vi) Coordinator of the Audit Committee of Votorantim Industrial S.A., the holding responsible for the industrial businesses of the Votorantim group; (vii) alternate member of the Board of Directors and chairman of the Audit Committee of Votorantim Cimentos S.A., which operates in the cements market; (vii) member of the Board of Directors performance Princecampos Participações S.A., a Company operating in the inter-city and interstate public transportation industry; and (ix) member of the Advisory Board of CVI Refrigerantes S.A., beverage company that produces, trades, and distributes products of the Heineken, The Coca-Cola Company, and Leão Alimentos e Bebidas lines. None of the foregoing corporations is part of the Company’s economic group.

Maurício Marcellini Pereira. In the last 5 years, he has served as (i) Chief Investment Officer at Fundação dos Economiários Federais – FUNCEF, position he currently has at the pension fund of Caixa Econômica Federal’s employees, where he has also served as Financial Operations Manager; (ii) member of the Company's Board of Directors; (iii) New Businesses Executive Officer at Caixa Participações S.A.– CAIXAPAR, a Company operating in the strategic corporate holding market; (iv) member of the Board of Directors of Elo Serviços S.A., a debit and credit card issuer; (v) member of the Board of Directors of Telemar Participações S.A., a publicly held company operating in the telecommunications industry. He has also served in the following management positions in publicly-held companies: sitting and alternate member of the Board of Directors of railway companies Brasil Ferrovias S.A. and Ferronorte S.A.. None of the foregoing corporations is part of the Company’s economic group.

Rodolpho Amboss. In the last five years, he has served as (i) Managing Director and Chief Financial Officer at Lehman Brothers’ Real Estate Private Equity Group, a Company that manages real estate investment funds; (ii) Founding Partner and Managing Director at Silverpeak Real Estate Partners L.P., a Company that manages real estate investment funds;  (iii) member of the Board of Directors of the Company, where he worked from 1984 to 1995; (iv) member of the Board of Directors of BR Properties S.A., a Company operating in the acquisition, leasing, management and development of offices, industrial sheds, and large retail stores; and (v) member of the Supervisory Board of Robyg S.A., a company listed on the Warsaw Stock Exchange, operating in the development and sale of residential properties in Poland.  None of the foregoing corporations is part of the Company’s economic group.

Francisco Vidal Luna. In the last 5 years, he has served as (i) CEO, Vice-President and member of the Board of Directores of Banco InterAmerican Express (Former Banco SRL), banking institution; (ii) Secretary of Economy and Planning for the State Government of São Paulo; (iii) Secretary of Planning for the City Government of São Paulo; (iv) Chairman of the Board of Directors of all companies controlled by the City Government of São Paulo: SP Urbanismo, SP Obras, SP Tur, SP Trans, CET Cia de Engenharia do Trânsito, Prodam – Tecnologia de Informação e Comunicação e Cia Metropolitana deHabitação de São Paulo; (v) member of the Board of Directors of Cesp – Cia Energética de São Paulo, a Company operating in the energy sector; (vi) member of the Board of Directors of Banco Nossa Caixa Desenvolvimento, banking institution; (vii) member of the Board of Directors of SPDA Companhia São Paulo de Desenvolvimento e Mobilização de Ativos; (viii) Chairman of the Board of Directors of SEADE – Sistema Estadual de Análise de Dados; and (ix) Chairman of the Board of Directors of Fundação Faria Lima – CEPAM. Aditionally, was member of the Board of Directors of Bano Nacional de Desenvolvimento Econômico – BNDES. Currently, he is serving in the following positions: (a) member of the Board of Directors and Audit Committee of Sabesp – Companhia de Saneamento Básico do Estado de São Paulo, company operating in the supply of water and sanitation; (b) member of the Board of Directors and Audit Committee of Desenvolve São Paulo, banking institution; (c) member of the Board of Officers of Banco Tokyo –Mitsubishi UFJ do Brasil, banking institution; (d) Chairman of the Board of Directors of Soccer Museum (Museu do Futebol); (e) Chairman of the Board of Directors of Portuguese Language Museum (Museu da Língua Portuguesa) ; (f) Chairman of the Board of Directors of Africa Brazil Museum (Museu Afro Brasil); (g) member of Superior Council of Economy of FIESP – Federação das Indústrias do Estado de São Paulo; (h) member of the Economy Council and Political and Social Council of Associação Comercial de São Paulo; (i) member of the Consulting Council of Fundação Faculdade de Medicina – FFM; (j) member of the Curator Council of FIPE – Fundação Instituto de Pesquisas Econômicas; and (k) member of the Curator Council of Fundação Padre Anchieta – TV Cultura.

b) Any administrative or judicial (including criminal) sentences entered against the executive officers or members of the Company's Fiscal Council :

Mr. Odair Garcia Senra represented for all intents and purposes that in the last 5 years he has not been under the effects of any criminal sentence, nor has had any judgment entered or penalty imposed against him in any administrative proceeding pending at the CVM, nor has been convicted in any final and unappealable court sentence or administrative judgment that resulted in suspension of his ability to, or inability to, engage in any professional or business activities

Mr. Cláudio José Carvalho represented for all intents and purposes that in the last 5 years he has not been under the effects of any criminal sentence, nor has had any judgment entered or penalty imposed against him in any administrative proceeding pending at the CVM, nor has been convicted in any final and unappealable court sentence or administrative judgment that resulted in suspension of his ability to, or inability to, engage in any professional or business activities

Mr. Guilherme Affonso Ferreira represented for all intents and purposes that in the last 5 years he has not been under the effects of any criminal sentence, nor has had any judgment entered or penalty imposed against him in any administrative proceeding pending at the CVM, nor has been convicted in any final and unappealable court sentence or administrative judgment that resulted in suspension of his ability to, or inability to, engage in any professional or business activities

Mr. José Écio Pereira da Costa Junior represented for all intents and purposes that in the last 5 years he has not been under the effects of any criminal sentence, nor has had any judgment entered or penalty imposed against him in any administrative proceeding pending at the CVM, nor has been convicted in any final and unappealable court sentence or administrative judgment that resulted in suspension of his ability to, or inability to, engage in any professional or business activities

Mr. Maurício Marcellini Pereira represented for all intents and purposes that in the last 5 years he has not been under the effects of any criminal sentence, nor has had any judgment entered or penalty imposed against him in any administrative proceeding pending at the CVM, nor has been convicted in any final and unappealable court sentence or administrative judgment that resulted in suspension of his ability to, or inability to, engage in any professional or business activities

Mr. Rodolpho Amboss represented for all intents and purposes that in the last 5 years he has not been under the effects of any criminal sentence, nor has had any judgment entered or penalty imposed against him in any administrative proceeding pending at the CVM, nor has been convicted in any final and unappealable court sentence or administrative judgment that resulted in suspension of his ability to, or inability to, engage in any professional or business activities

Mr. Francisco Vidal Luna represented for all intents and purposes that in the last 5 years he has not been under the effects of any criminal sentence, nor has had any judgment entered or penalty imposed against him in any administrative proceeding pending at the CVM, nor has been convicted in any final and unappealable court sentence or administrative judgment that resulted in suspension of his ability to, or inability to, engage in any professional or business activities

12.9.       Any marital relationship, de facto marriage or kinship down to the second degree between:

a) Executive officers of the Company:

There are no marital relationship, de facto marriage or kinship down to the second degree among the candidates to the Board of Directors of the Company themselves or between any of them and the other members of Management.

In addition, the Company’s Code of Ethics does not allow for the hiring of employees’ first degree family members (father, mother, siblings, children), spouse, cousins, uncles/aunts and nephews/nieces.

Stable relationships among employees is not allowed either.

b) (i) directors of the issuer and (ii) directors of direct or indirect subsidiaries of the issuer:

There are no marital relationship, de facto marriage or kinship down to the second degree among the candidates to the Board of Directors of the Company and directors of direct or indirect subsidiaries of the Company.

In addition, the Company’s Code of Ethics does not allow for subsidiaries to hire first degree family members (father, mother, siblings, children), spouse, cousins, uncles/aunts and nephews/nieces of employees of the Company.

Stable relationships among employees of the Company and its subsidiaries is not allowed either.

c) (i) Directors of the issuer or of its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer

There are no marital relationship, de facto marriage or kinship down to the second degree among the candidates to the Board of Directors of the Company and direct or indirect controlling shareholders of the Company.

d) (i) Directors of the issuer and (ii) directors of direct or indirect parent companies of the issuer

There are no marital relationship, de facto marriage or kinship down to the second degree among the candidates to the Board of Directors of the Company and directors of direct or indirect parent companies of the Company.

12.10.    Information regarding the existence of any hierarchy, service agreements or control relationships in the last 3 fiscal years between directors of the Company and:

a) Any direct or indirect subsidiary of the Company:

In the last 3 years, candidate to the Company’s Board of Directors Odair Garcia Senra was the Company’s Institutional Relations Officer and Chief Operations Officer of Tenda S.A., a wholly-owned subsidiary of the Company. Currently, he serves only as Chairman of the Company’s Board of Directors, and as member of the Board of Directors of Alphaville Urbanismo S.A., where the Company holds a 30% interest.

b) Direct or indirect controlling shareholder of the Company:
Not applicable.
c) If relevant, any supplier, client, debtor or creditor of the Company, of a subsidiary or parent or subsidiary company of any of such persons:

The Company’s Code of Ethics prohibits any such relationship.

In addition, the Company’s Audit Committee’s statute sets the guidelines for the Company to hire employees or former employees of the independent auditor.

12.12 Further information the issuer deems material:

List of the positions held by the members of the Company’s Board of Directors

Pursuant to item 4.5 of the Rules of the São Paulo Stock, Commodities and Futures Exchange – BM&FBovespa’s Novo Mercado, we list below the positions currently held by the members of the Board of Directors in any board of directors, audit committee, committees, and executive bodies of other companies or entities:

Members of the Board of Directors	Positions currently held in any board of directors, audit committee, committees, and executive bodies of other companies or entities	Company Name
Odair Garcia Senra	Member of the Board of Directors	Alphaville Urbanismo S.A.
	Member of the Board of Directors	São Carlos Empreendimentos e Participações S.A.
	Executive Officer	SECOVI SP – São Paulo Union of Residential and Commercial Property Purchase, Sale, Lease and Management Companies
	Deputy chair	SINDUSCON SP – Civil Construction Union of the State of São Paulo
	Director	Urbanistic Legislation Technical Chamber of the City of São Paulo (CTLU)
	Member of the Board of Directors	Mauá Institute of Technology
	Member of the Advisory Board	FIABCI/Brasil – International Federation of Real Estate Professions

Members of the Board of Directors	Positions currently held in any board of directors, audit committee, committees, and executive bodies of other companies or entities	Company Name
Cláudio José Carvalho de Andrade	Partner	Polo Capital Gestão de Recursos Ltda.
	Partner	Polo Capital Securitizadora S.A.
	Partner	Polo Capital Real Estate Gestão de Recursos Ltda.
	Partner	Polo Capital Internacional Gestão de Recursos Ltda.
	Partner	Polo Capital Consultoria Ltda.
	Partner	Santa Elisa Participações Ltda.
	Partner	Pergale Empreendimentos Imobiliários Ltda.
	Executive Officer	Kohav Participações S.A.
	Executive Officer	SPE Yogo Participações e Empreendimentos Imobiliários S.A.
	Executive Officer	SPEPREFIP I Participações e Empreendimentos Imobiliários S.A.
	Executive Officer	SPE Magallon Participações Empreendimentos S.A.
	Executive Officer	SPE Birsa Participações Empreendimentos S.A.
	Executive Officer	SPE Charisteas Participações Empreendimentos S.A.
	Executive Officer	SPE Khedira Participações Empreendimentos S.A.
	Executive Officer	SPE Riveros Participações Empreendimentos S.A.
	Executive Officer	SPE Vittek Participações Empreendimentos S.A.
	Executive Officer	SPE Gazal Participações Empreendimentos S.A.
	Executive Officer	Jandaia Empreendimentos Imobiliários Ltda.
	Deputy member of the Fiscal Council	Banco Panamericano S.A.
	Deputy member of the Fiscal Council	Banco Sofisa S.A.
	Deputy member of the Fiscal Council	Copel – Companhia Paranaense de Energia

Guilherme Affonso Ferreira	CEO	Bahema Participações S.A.
	Member of the Board of Directors	Companhia Brasileira de Distribuição
	Member of the Human Resources Committee	Companhia Brasileira de Distribuição
	Member of the Sustainability Committee	Companhia Brasileira de Distribuição
	Member of the Corporate Governance Committee	Companhia Brasileira de Distribuição
	Member of the Board of Directors	Sul América S.A.
	Member of the Remuneration Committee	Sul América S.A.
	Member of the Board of Directors	Tavex Algodonera S.A.
	Member of the Board of Directors	Arezzo Indústria e Comércio S.A.
	Member of the Audit Committee	Arezzo Indústria e Comércio S.A.
	Member of the Board of Directors	Ideiasnet S.A.
	Member of the Board of Directors	Valid Soluções e Serviços de Segurança em Meios de Pagamento e Identificação S.A.
	Member of the Board of Directors	Banco Indusval S.A.
	Member of the Advisory Board	HSBC Fundo Multipatrocinado

Members of the Board of Directors	Positions currently held in any board of directors, audit committee, committees, and executive bodies of other companies or entities	Company Name
José Écio Pereira da Costa Junior	Managing Partner	JEPereira Consultoria em Gestão de Negócios S/S Ltda.
	Member of the Board of Directors	BRMalls S.A.
	Member of the Bylaw Audit Committee	Fibria S.A.
	Member of the Board of Directors	Princecampos Participações S.A.
	Audit Committee Coordinator	Votorantim Industrial S.A.
	Deputy Member of the Board of Directors	Votorantim Cimentos S.A.
	Chairman of the Audit Committee	Votorantim Cimentos S.A.
	Member of the Advisory Board	CVI Refrigerantes S.A.

Maurício Marcellini Pereira	Chief Investment Officer	Fundação dos Economiários Federais - FUNCEF
	Member of the Board of Directors	Telemar Participações S.A.

Rodolpho Amboss	Managing Partner and Managing Director	Silverpeak Real Estate Partners, LP (EUA)
	Member of the Board of Directors	BR Properties S.A.
	Member of the Supervisory Board	Robyg S.A. (Polônia)

Francisco Vidal Luna	Member of the Board of Directors	Sabesp – Companhia de Saneamento Básico do Estado de São Paulo
	Member of the Audit Committee	Sabesp – Companhia de Saneamento Básico do Estado de São Paulo
	Member of the Board of Directors	Desenvolve São Paulo
	Member of the Audit Committee	Desenvolve São Paulo
	Member of the Board of Officers	Banco Tokyo-Mitsubishi UFJ do Brasil
	Chairman of the Board of Directors	Museu do Futebol
	Chairman of the Board of Directors	Museu da Língua Portuguesa
	Chairman of the Board of Directors	Museu Afro Brasil
	Member of Superior Council of Economy	FIESP – Federação das Indústrias do Estado de São Paulo
	Member of the Economy Council	Associação Comercial de São Paulo
	Member of Political and Social Council	Associação Comercial de São Paulo
	Member of the Consulting Council	Fundação da Faculdade de Medicina – FFM
	Member of the Curator Council	FIPE – Fundação Instituto de Pesquisas Econômicas
	Member of the Curator Council	Fundação Padre Anchieta – TV Cultura

APPENDIX IV

(As per Appendix 24 items 12.6 and 12.9 of CVM Rule 480, of December 17, 2009)

12.6.       Candidates to the Fiscal Council appointed by Management:

Management proposes the election of the following members of the Fiscal Council, whose main information is as follows:

a) Name	b) Age	c) Occupation	d) Individual Taxpayers' ID (CPF) or passport number	e) Position	f) Appointment date	g) Investiture date	h) Term of office	i) Other positions/offices	j) Appointed by Controlling Shareholder
FISCAL COUNCIL
Olavo Fortes Campos Rodrigues Junior	52	Business Administrator	CPF/MF no. 769.488.977-20	Sitting member	Proposal to be submitted to the shareholders at the Annual General Meeting to be held on 4/25/14	Not applicable	If elected, term ends on 2015 AGM	Has no other positions/functions at the Company	Candidate appointed by Management.
Peter Edward Cortes Marsden Wilson	42	Economist	CPF/MF no. 168.126.648-20	Sitting member	Proposal to be submitted to the shareholders at the Annual General Meeting to be held on 4/25/14	Not applicable	If elected, term ends on 2015 AGM	Has no other positions/functions at the Company	Candidate appointed by Management.
Luis Fernando Brum de Melo	34	Employee of the Brazilian Federal Savings Bank	CPF/MF no. 964.918.410-49	Sitting member	Proposal to be submitted to the shareholders at the Annual General Meeting to be held on 4/25/14	Not applicable	If elected, term ends on 2015 AGM	Has no other positions/functions at the Company	Candidate appointed by Management.
Marcello Mascotto Iannalfo	45	Economist	CPF/MF no. 101.947.028-39	Alternate Member	Proposal to be submitted to the shareholders at the Annual General Meeting to be held on 4/25/14	Not applicable	If elected, term ends on 2015 AGM	Has no other positions/functions at the Company	Candidate appointed by Management.
Marcelo Martins Louro	43	Business administrator	CPF/MF no. 118.319.918-02	Alternate Member	Proposal to be submitted to the shareholders at the Annual General Meeting to be held on 4/25/14	Not applicable	If elected, term ends on 2015 AGM	Has no other positions/functions at the Company	Candidate appointed by Management.
Laiza Fabiola Martins de Santa Rosa	33	Economist	CPF/MF no. 294.953.408-29	Alternate Member	Proposal to be submitted to the shareholders at the Annual General Meeting to be held on 4/25/14	Not applicable	If elected, term ends on 2015 AGM	Has no other positions/functions at the Company	Candidate appointed by Management.

12.7.   Members of statutory, audit, risk, financial and compensation committees:

Not applicable

12.8.   Regarding each candidate to the Fiscal Council:

a) Resumes:

Sitting members

Olavo Fortes Campos Rodrigues Junior. He began his career at Arthur Andersen, in the auditing and consulting areas. He has experience in management of companies in the service, manufacturing, and retail industries, and worked at Carrefour, Pepsi-Cola Engarrafadora, Alcoa Brazil and Argentina, and Grupo Siciliano as CEO. In the last 5 years, he served as (i) Superintendent Officer at Grupo Papaiz, manufacturer of padlocks, locks, and window and door frame components; (ii) member of the Fiscal Council of Duke Enegy International, Geração Paranapanema S.A., company whose core activity is hydropower generation and energy trading; (iii) member of the Board of Directors of Renova Energia S.A., a publicly-held company whose core activity is the production of renewable energy. especially wind power; (iv) Managing Partner at OREA Consultoria Empresarial, a business management and corporate governance consulting firm; (v) Chairman of Fundação São Isidoro, a not-for profit foundation; and (vi) member of the Fiscal Council of Alphaville Urbanismo S.A., whose core activity is the development of urban lots (the Company holds a 30% interest at Alphaville Urbanismo S.A.); He currently holds the following positions: (a) member of the Company's Fiscal Council; (b) alternate member of the Fiscal Council  of São Carlos Empreendimentos e Participações S.A., company that specializes in equity management of commercial properties; and (c) member of the Fiscal Council of Construtora Tenda S.A., a publicly-held company whose core activity is the construction and development of real estate projects. Construtora Tenda S.A.is a wholly-owned subsidiary of the Company and, thus, part of the same economic group.

Peter Edward Cortes Marsden Wilson. In the last five years he served as Partner responsible for the corporate finance department and restructuring of middle sized companies of Managrow Cosultoria Estratégica em Finanças Ltda.. Additionaly, he serves/served in the following management positions: (i) current member of the Board of Directors of Banco Mercantil do Brasil S.A., banking institution; (ii) current memver of the Fiscal Council of Bradespar S.A., investment holding of non financial institutions; (iii) current member of Fiscal Council of B2W S.A., retail company; (iv) member of the Fiscal Council of Vivo S.A., telecom company; (v) member of the Fiscal Council of Banco Pine S.A., banking institution; (vi) member of the Board of Directores of Confab Industrial S.A., mettalurgical company; (vii) member of the Board of Directors of Minupar Participações S.A., investment holding of companies whose core activity is the processing of pig and chicken meat; and (viii) member of the Fiscal Council of Trisul S.A., company whose core activity is the construction and development of real estate projecta, acting in the same market as the Company.

Luis Fernando Brum de Melo. In the last 5 years he served as (i) Institutional Relations Manager and Executive Manager in the Asset Management Vice-Presidency (VITER) of Caixa Econômica Federal, company whose core activity is asset management; (ii) member of the Board of Directors of Ijuí Energia S.A., a Company of the Alupar Investimento group, responsible for the implementation of the São José Hydroelectric Power Plant on the Ijuí River, in the northwestern region of Rio Grande do Sul; (iii) member of the Board of Directors of Foz do Rio Claro Energia S.A.; and (iv) member of the Company's Fiscal Council. None of the foregoing corporations is part of the Company’s economic group.

Alternate Members

Marcello Mascotto Iannalfo. In the last 5 years he served as (i) Chief Administrative and Financial Officer for Latin America of Grupo El Tejar, an agribusiness company; (ii) Chief Financial Officer of Trip Linhas Aéreas, an aviation company; (iii) Chief Administrative and Financial Officer of Termomecânica São Paulo S.A., a company whose core activity is the transformation of non-ferrous metals; (iv) Chief Administrative and Financial Officer and member of the Board of Directors of Power Transmission Industries S.A., a manufacturer of speed reducers and connections; (v) Chief Financial Officer and Chairman of the Board of Areva Transmissão e Distribuição de Energia Ltda., in Chile, Argentina, Colombia and Venezuela, a company whose core activity is the trading of power transmission and distribution equipment; (vi) alternate member of the Company's Fiscal Council; (vii) current alternate member of the Fiscal Council of Construtora Tenda S.A., a publicly-held company whose core activity is the construction and development of real estate projects, and a wholly-owned subsidiary of the Company; and (viii) alternate member of the Fiscal Council of Alphaville Urbanismo S.A. for the period the board was operative. The Company holds a 30% interest at Alphaville Urbanismo S.A., a company whose core activity is the development of urban lots.

Marcelo Martins Louro. He began his career at Arthur Andersen in the auditing and consulting areas, and is currently the Chief Investor Relations Officer of T4F Entretenimento S.A., an entertainment Company, and alternate member of the  Fiscal Council of the Company and of Construtora Tenda S.A.. In the last 5 years, he served as (i) Chief Financial Officer and alternate member of the Fiscal Council of Alphaville Urbanismo S.A., a company whose core activity is the development of urban lots and where the Company holds a 30% interest; (ii) Chief Planning and Control Officer of Construtora Tenda S.A., a publicly-held company whose core activity is the construction and development of real estate projects, and a wholly-owned subsidiary of the Company; and (iii) Chief Financial Officer of Scalina S.A., a textile company.

Laiza Fabiola Martins de Santa Rosa. In the last 5 years, she served as (i) Coordinator at Principal Empreendimentos Imobiliários, a Company that provides debt collection and renegotiation services for mortgage debts of Caixa Econômica Federal, CDHU and COHAB;  (ii) Banking Technician, Commercial Relationship manager, Structured Transactions Analyst, and currently, Senior Desk Operator of the Asset Management Vice-Presidency of Caixa Econômica Federal, an asset management Company. None of the foregoing corporations is part of the Company’s economic group.

b) Any administrative or judicial (including criminal) sentences entered against the executive officers or members of the Company's Fiscal Council:

Mr. Olavo Fortes Campos Rodrigues Junior represented for all intents and purposes that in the last 5 years he has not been under the effects of any criminal sentence, nor has had any judgment entered or penalty imposed against him in any administrative proceeding pending at the CVM, nor has been convicted in any final and unappealable court sentence or administrative judgment that resulted in suspension of his ability to, or inability to, engage in any professional or business activities

Mr. Peter Edward Cortes Marsden Wilson represented for all intents and purposes that in the last 5 years he has not been under the effects of any criminal sentence, nor has had any judgment entered or penalty imposed against him in any administrative proceeding pending at the CVM, nor has been convicted in any final and unappealable court sentence or administrative judgment that resulted in suspension of his ability to, or inability to, engage in any professional or business activities

Mr. Luis Fernando Brum de Melo represented for all intents and purposes that in the last 5 years he has not been under the effects of any criminal sentence, nor has had any judgment entered or penalty imposed against him in any administrative proceeding pending at the CVM, nor has been convicted in any final and unappealable court sentence or administrative judgment that resulted in suspension of his ability to, or inability to, engage in any professional or business activities

Mr. Marcello Mascotto Iannalfo represented for all intents and purposes that in the last 5 years he has not been under the effects of any criminal sentence, nor has had any judgment entered or penalty imposed against him in any administrative proceeding pending at the CVM, nor has been convicted in any final and unappealable court sentence or administrative judgment that resulted in suspension of his ability to, or inability to, engage in any professional or business activities

Mr. Marcelo Martins Louro represented for all intents and purposes that in the last 5 years he has not been under the effects of any criminal sentence, nor has had any judgment entered or penalty imposed against him in any administrative proceeding pending at the CVM, nor has been convicted in any final and unappealable court sentence or administrative judgment that resulted in suspension of his ability to, or inability to, engage in any professional or business activities

Ms. Laiza Fabiola Martins de Santa Rosa represented for all intents and purposes that in the last 5 years he has not been under the effects of any criminal sentence, nor has had any judgment entered or penalty imposed against him in any administrative proceeding pending at the CVM, nor has been convicted in any final and unappealable court sentence or administrative judgment that resulted in suspension of his ability to, or inability to, engage in any professional or business activities

12.9.       Any marital relationship, de facto marriage or kinship down to the second degree between:

a) Executive officers of the Company:

There are no marital relationship, de facto marriage or kinship down to the second degree among the candidates to the Fiscal Council of the Company themselves or between any of them and the other members of Management.

In addition, the Company’s Code of Ethics does not allow for the hiring of employees’ and/or upper management’s first degree family members (father, mother, siblings, children), spouse, cousins, uncles/aunts and nephews/nieces.

Stable relationships among employees and/or upper management is not allowed either.

b) (i) directors of the issuer and (ii) directors of direct or indirect subsidiaries of the issuer:

There are no marital relationship, de facto marriage or kinship down to the second degree among the candidates to the Fiscal Council of the Company and directors of direct or indirect subsidiaries of the Company. In addition, the Company’s Code of Ethics does not allow for subsidiaries to hire first degree family members (father, mother, siblings, children), spouse, cousins, uncles/aunts and nephews/nieces of employees and/or upper management of the Company.

Stable relationships among employees and/or upper management of the Company and its subsidiaries is not allowed either.

c) (i) Directors of the issuer or of its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer

There are no marital relationship, de facto marriage or kinship down to the second degree among the candidates to the Fiscal Council of the Company and direct or indirect controlling shareholders of the Company.

d) (i) Directors of the issuer and (ii) directors of direct or indirect parent companies of the issuer

There are no marital relationship, de facto marriage or kinship down to the second degree among the candidates to the Fiscal Council of the Company and directors of direct or indirect parent companies of the Company.

12.10.    Information regarding the existence of any hierarchy, service agreements or control relationships in the last 3 fiscal years between directors of the Company and:

a) Any direct or indirect subsidiary of the Company:

In the last 3 years, alternate member candidate to the Fiscal Council Marcelo Martins Louro was the Chief Financial Officer of Alphaville Urbanismo S.A., and Chief Planning and Control Officer of Construtora Tenda S.A., occupying positions in the economic group up to 2010. He returned to the group in 2012 as an alternate member of the Fiscal Council of Alphaville Urbanismo S.A., and he is currently an alternate member of the Fiscal Council of the Company and of Construtora Tenda S.A., positions he was elected for in 2013.

b) Direct or indirect controlling shareholder of the Company:
Not applicable.
c) If relevant, any supplier, client, debtor or creditor of the Company, of a subsidiary or parent or subsidiary company of any of such persons:

The Company’s Code of Ethics prohibits any such relationship.

In addition, the Company’s Audit Committee’s statute sets the guidelines for the Company to hire employees or former employees of the independent auditor.

APPENDIX V

(As per Appendix 24, item 13 of CVM Instruction no. 480 of December 17, 2009)

13.  MANAGEMENT COMPENSATION

13.1. Compensation practice and policy of the Board of Directors, the statutory and non statutory Executive Board, the Fiscal Council, the Statutory Committees and the Audit, Risk, Finance and Compensation Committees, covering the following aspects:

a. Objectives of the compensation policy or practice:

The compensation policy of the Company for its managers, including members of the Board of Directors, statutory and non-statutory Directors, members of the Fiscal Council, in line with the best corporate governance practices, aims to attract and retain the best professionals in the market. Compensation is established based on market research and is directly linked to the alignment of the interests of the executives in question and those of the Company's shareholders.

In the case of the Directors, the existence of a variable short-term and long-term incentives (the later in the form of grant of stock option plans) practice permits the sharing of the Company's risks and results with its main executives, being characteristic of a transparent policy and aimed at achieving long-lasting results and the perpetuity of the Company.

b. Breakdown of compensation, indicating:

(i)         description of compensation elements and the objectives of each one

a) Board of Directors

The members of the Board of Directors are entitled to a fixed compensation, which is established in accordance with market criteria and aims to attract professionals who add value to the results of the company; and to the stock options program, based on the Company shares.

b) Executive Board

The members of the statutory and non-statutory Executive Board are entitled to fixed and variable compensation, this last composed of a tranche of short-term cash bonuses and a long-term incentive tranche, referring to the stock option plan, based on the Company shares. The amounts paid in fixed compensation are normally below market standards, thus permitting the Company to concentrate a significant part of the total compensation in the form of short and long-term variable incentives, which means that the Directors share risks and results with the Company, so providing a greater alignment of interests between the Company's executives and its shareholders.

The objective of the short-term variable compensation is to reward the results achieved for the year if the targets stipulated for the period have been reached. By the same token, long-term incentives, based on stock options, aims at providing reward for results achieved over a longer period (generally more than 2 years. This policy aims to align the interests of the executives with those of the shareholders.

In addition to fixed and variable compensation, the Company offers its statutory directors health plan benefits and life insurance, which are established in accordance with market standard.

It is important to emphasize that the Company has a Compensation Committee that analyses the strategy for fixed and variable compensation to be adopted, the models for granting of stock option models and the recommendations of corresponding beneficiaries of the plan, for subsequent approval by the Board of Directors.

c) Fiscal Council

The members of the Fiscal Council, in addition to mandatory reimbursement for necessary travel and lodging expenses as a result of their function, are entitled only to a fixed compensation based on the legal minimum.

d) Committees

All the members of the Company's Committees are managers or employees, and do not receive specific compensation for the fact that they participate on the Committees.

(ii)        Proportion of each element in the total compensation

In the case of the Fiscal Council and the Board of Directors, fixed compensation corresponds to 100% of the total compensation, as previously mentioned.

In the case of the Executive Board (both statutory and non-statutory), fixed compensation corresponds to approximately 30% of the total compensation, while the variable compensation approximately corresponds to the remaining 70%. Of the tranche referring to variable incentives, the part referring to the stock option plan (long term) represents approximately 60% while the part referring to the bonuses (short term) represents approximately 40%.

The variable compensation percentages may be modified due to changes in the results presented by the Company in the period, given the component of shared risks and results which exist in the variable compensation tranche.

(iii)       Methodology for the calculation and readjustment of each of the compensation elements

The amount of compensation paid by the Company to its managers and employees are periodically compared with those in the market, based on research carried out by external specialist consultants, so that they can measure their competitiveness and evaluate the possible need to carry out any adjustments to some of the compensation components. The researches involve all positions in the Company’s structure and include companies that can or cannot be from the same segment and that have all or some of the following characteristics: similar presence as the Company, publicly-held company, national capital, high level of corporate governance and good practices of compensation and human resources.

(iv)       Reasons which justify the compensation breakdown

The Company adopts a compensation breakdown model, which concentrates a significant tranche of the total compensation into variable components (both short and long-term), which is part of its policy of sharing risks and results with its main executives.

c. Main performance indicators that are taken into consideration in the determination of each compensation element:

For the determination of all the compensation items, the performance of the employee and his individual targets are taken into consideration, in accordance to what was achieved in comparison to the proposition and agreed for the year. Variable compensation is directly linked to the indicators contained in the Company's Scorecard, which is approved by the Board of Directors and which contains defined targets for the period, such as for example indebtedness ratio , cash flow, EBITDA and sales volume, among others.

d. How compensation is structured to reflect the evolution in performance indicators:

Any changes to the compensation items is directly linked to the performance of the individual and that of the Company and the reaching of targets in the period in question, while salary increases, the variation in salary multiples received in the form of bonuses and the quantity of options granted under the option plan are all directly linked to the performance demonstrated in the evaluated period.

e. How compensation policy or practice is aligned with the short, medium and long-term interests of the Company:

The practice adopted by the Company with regard to the various components of the total compensation is directly aligned to the short, medium and long-term interests of the Company. Fixed compensation reflects compensation below market practices, but, as the cycle in the segment is medium and long term, the Company believes that a significant portion of compensation and incentives should be remitted to these periods, fully in line with the Company performance monitoring and, therefore, reaffirming the sharing of risk and results between executives and the Company.

f. Existence of compensation supported by subsidiaries, controlled companies, or direct or indirect controlling shareholders:

There is no compensation supported by subsidiaries, controlled companies, or direct or indirect controlling shareholders of the company.

g. Existence of any compensation or benefit linked to the occurrence of any particular corporate event, such as the sale of control of the Company:

There is no compensation or benefit linked to the occurrence of any particular corporate event, such as the sale of control of the Company.

13.2. Concerning the compensation recognized in the results of the last 3 financial years and expected for the current financial year, for the Board of Directors, the statutory Executive Board and the Fiscal Council:

Year 2011	Board of Directors	Fiscal Council	Statutory Executive Board	Total
Number of members (1)	8.00	3.00	5.92 (6)	16.92
Fixed annual compensation	1,473,408	136,800	3,497,192	5,107,400
- Pro-Labore (2)	1,473,408	136,800	3,294,333	4,904,541
- Direct or indirect benefits	NA	NA	202,859	202,859
- Compensation for participation on committees	NA	NA	NA	NA
- Other	NA	NA	NA	NA
Annual variable compensation	NA	NA	0	0
- Bonus (3)	NA	NA	0	NA
- Profit-sharing	NA	NA	NA	NA
- Compensation for participation on committees	NA	NA	NA	NA
- Commission	NA	NA	NA	NA
- Other	NA	NA	NA	NA
Postemployment benefits	NA	NA	NA	NA
Severance package	NA	NA	NA	NA
Compensation based on stock (4)	229,425	NA	8,253,567	8,482,992
Total (R$) (5)	1,702,833	136,800	11,750,759	13,590,392

Notes:

1. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.

2. The amount presented as pro-labore  does not include payroll charges.

3. There was no payment of bonus related to the Company’s results for the fiscal year of 2011.

4. The amounts presented as compensation based on stock reflect the account at cost realized in 2011, related to all programs granted to the Board of Directors and Statutory Executive Board, in accordance to pricing models of Binomial (traditional stock option plans) and Monte Carlo (restricted stock option plans).

5. The information contained in the presented Financial Statements refers to the pro-labore and benefits (whenever applicable) of the Board of Directors, Fiscal Council and Statutory Executive Board.

Year 2012	Board of Directors	Fiscal Council	Statutory Executive Board	Total
Number of members (1)	9.00	3.00	5.83	17.83
Fixed annual compensation	1,791,001	137,940	3,923,539	5,852,480
- Pro Labore (2)	1,772,352	137,940	3,709,999	3,847,939
- Direct or indirect benefits (5)	18,649	NA	213,540	232,189
- Compensation for participation on committees	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Annual variable compensation	NA	NA	10,351,753	10,351,753
- Bonus	NA	NA	10,351,753	10,351,753
- Profit-sharing	NA	NA	NA	NA
- Compensation for participation on committees	NA	NA	NA	NA
- Commission	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Postemployment benefits	NA	NA	NA	NA
Benefits as a result of leaving the company	NA	NA	NA	NA
Compensation based on shares (3)	410,051	NA	6,330,745	6,740,796
Total (R$) (4)	2,201,052	137,940	20,606,037	22,945,029

Notes:

1.      The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.

2.      The value stated as pro-labore  does not include payroll charges.

3.      The amounts presented as compensation based on shares reflect the account at cost to be realized in 2012, related to all programs granted to the Board of Directors and Statutory Executive Board, in accordance to pricing models of Monte Carlo (traditional stock option plans) and Binomial (restricted stock option plans). The Board’s Program, granted in 2011, expired in 2012 (see item 13.4 of this Reference Form), however an amortized expense was recorded in this year.

4.      The information described in the Financial Statements presented are related to pro-labore  and benefits (when applicable) of Board of Directors, Fiscal Council and Statutory Executive Board.

5.      Benefits paid to a Member, who is a former officer of the Company, therefore keeping the Officer policy.

Year 2013	Board of Directors	Fiscal Council	Statutory Executive Board	Total
Number of members (1)	9.00	3.00	6.00	18.00
Fixed annual compensation	1,898,927	165,600	4,225,811	6,290,338
- Pro-Labore (2)	1,852,416	165,600	3,900,000	5,918,016
- Direct or indirect benefits (3)	46,511	NA	325,811	372,322
- Compensation for participation on committees	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Annual variable compensation	NA	NA	10,406,562	10,406,562
- Bonus (6)	NA	NA	10,406,562	10,406,562
- Profit-sharing	NA	NA	NA	NA
- Compensation for participation on committees	NA	NA	NA	NA
- Commission	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Postemployment benefits	NA	NA	NA	NA
Benefits as a result of leaving the company	NA	NA	NA	NA
Compensation based on shares (4)	NA	NA	7,164,377	7,164,377
Total (R$) (5)	1,898,927	165,600	21,796,750	23,861,277

Notes:

1. The Board of Directors and Fiscal Council are not eligible for short-term variable compensation.

2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.

3. As from 2011, there is no maximum limit for reaching targets regarding bonus payment.

4. The Variable Remuneration amounts presented are still awaiting approval.

5.The information described in the Financial Statements presented are related to pro-labore  and benefits (when applicable) of Board of Directors, Fiscal Council and Statutory Executive Board.

6. The Variable Remuneration amounts presented are still awaiting approval.

Year 2014 - Forecast	Board of Directors	Fiscal Council	Statutory Executive Board	Total
Number of members (1)	7.00	3.00	6.00	16.00
Fixed annual compensation	1,715,098	192,000	5,209,630	7,116,728
- Pro-Labore (2)	1,657,498	192,000	4,578,500	6,427,998
- Direct or indirect benefits (3)	57,600	NA	631,130	688,730
- Compensation for participation on committees	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Annual variable compensation	NA	NA	6,500,000	6,500,000
- Bonus	NA	NA	6,500,000	6,500,000
- Profit-sharing	NA	NA	NA	NA
- Compensation for participation on committees	NA	NA	NA	NA
- Commission	NA	NA	NA	NA
- Others	NA	NA	NA	NA
Postemployment benefits	NA	NA	NA	NA
Benefits as a result of leaving the company	NA	NA	NA	NA
Compensation based on shares	NA	NA	NA	NA
Total (R$) (4)	1,715,098	192,000	11,709,630	13,616,728

Notes:

1.         The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.

2.         The value stated as pro-labore  does not include payroll charges.

3.         Benefits paid to a Member, who is a former officer of the Company, therefore keeping the Officer policy.

4.         The information described in the Financial Statements presented are related to pro-labore  and benefits (when applicable) of Board of Directors, Fiscal Council and Statutory Executive Board.

13.3. Concerning the variable compensation in the last 3 financial years and that expected for the current financial year for the Board of Directors, the statutory Executive Board and the Fiscal Council:

Year 2011	Board of Directors (1)	Fiscal Council (1)	Statutory Executive Board	Total
Number of members (2)	8.00	3.00	5.92	16.92
Bonus
Minimum amount set under the compensation plan	NA	NA	0	0
Maximum amounts set under the compensation plan (3)	NA	NA	n.a	9,240,000
Value expected under the compensation plan - targets having been reached (4)	NA	NA	7,000,000	7,000,000
Effective recognized value (5)	NA	NA	0	0
Participation on results	NA	NA
Minimum amount set under the compensation plan	NA	NA	NA	NA
Maximum amounts set under the compensation plan	NA	NA	NA	NA
Value expected under the compensation plan - targets having been reached	NA	NA	NA	NA
Effective recognized value	NA	NA	NA	NA

Note:
1. The Board of Directors and Fiscal Council are not eligible for short-term variable compensation.
2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.
3. As from 2011, there is no maximum limit for reaching targets regarding bonus payment.
4. The amounts presented for maximum amounts set under the compensation plan take into consideration 100% of reach over bonus target value.
5. No bonus payment was made from 2011 results.

Year 2012	Board of Directors (1)	Fiscal Council (1)	Statutory Executive Board	Total
Number of members (2)	9.00	3.00	5.83	17.83
Bonus
Minimum amount set under the compensation plan	NA	NA	0	0
Maximum amounts set under the compensation plan (3)	NA	NA	NA	NA
Value expected under the compensation plan - targets having been reached	NA	NA	9,900,000	9,900,000
Effective recognized value	NA	NA	10,351,753	10,351,753
Participation on results
Minimum amount set under the compensation plan	NA	NA	NA	NA
Maximum amounts set under the compensation plan	NA	NA	NA	NA
Value expected under the compensation plan - targets having been reached	NA	NA	NA	NA
Effective recognized value	NA	NA	NA	NA

Note:
1. The Board of Directors and Fiscal Council are not eligible for short-term variable compensation.
2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.
3. As from 2011, there is no maximum limit for reaching targets regarding bonus payment.

Year 2013	Board of Directors (1)	Fiscal Council (1)	Statutory Executive Board	Total
Number of members (2)	9.00	3.00	6.00	18.00
Bonus
Minimum amount set under the compensation plan (3)	n.a	n.a	0	0
Maximum amounts set under the compensation plan (4)	n.a.	n.a.	n.a	n.a
Value expected under the compensation plan - targets having been reached (5)	n.a.	n.a.	11,484,375	11,484,375
Effective recognized value	n.a.	n.a.	9,906,563	9,906,563
Participation on results
Minimum amount set under the compensation plan	n.a.	n.a.	n.a.	n.a.
Maximum amounts set under the compensation plan	n.a.	n.a.	n.a.	n.a.
Value expected under the compensation plan - targets having been reached	n.a.	n.a.	n.a.	n.a.

Note:
1. The Board of Directors and Fiscal Council are not eligible for short-term variable compensation.
2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.
3. As from 2011, there is no maximum limit for reaching targets regarding bonus payment.

4. The Variable Remuneration amounts presented are still awaiting approval.

Year 2014 - Forecast	Board of Directors (1)	Fiscal Council(1)	Statutory Executive Board	Total
Number of members (2)	7.00	3.00	6.00	16.00
Bonus
Minimum amount set under the compensation plan (3)	n.a	n.a
Maximum amounts set under the compensation plan (4)	n.a.	n.a.
Value expected under the compensation plan - targets having been reached (5)	n.a.	n.a.	6,500,000	6,500,000
Participation on results
Minimum amount set under the compensation plan	n.a.	n.a.
Maximum amounts set under the compensation plan	n.a.	n.a.
Value expected under the compensation plan - targets having been reached	n.a.	n.a.

Note:

1. The Board of Directors and Fiscal Council are not eligible for short-term variable compensation.

2. The number of members of each body corresponds to the annual average of the number of members of each body measured on a monthly basis.

3. As from 2011, there is no maximum limit for reaching targets regarding bonus payment.

13.4. Concerning the compensation plan based on shares for the Board of Directors and the statutory Executive Board, in force at the end of the financial year and envisaged for the current financial year:

a. General terms and conditions:

Within the scope of the Company Stock Option Plan, employees and managers (“beneficiaries”) are eligible to receive call options on ordinary shares issued by the Company. In principle, all managers and employees are eligible to participate in the call option plan, seeing that currently 79 people, among the managers and employees, hold stock options in the Company, taking all the option plans together.

The first Stock Option Plan was approved at the Annual General Meeting held on April 30, 2002, ratifying the terms and conditions approved by the Board of Directors as a meeting held on April 3, 2000 (“Option Plan 2002”). There are no further plans for options to be granted under the Option Plan 2002, whose conditions are not applicable to the granting of options currently carried out by the Company.

At a General Shareholders Meeting on February 3, 2006 a second share option plan was approved (“Option Plan 2006”), and at a General Shareholders Meeting on June 18, 2008, a third option plan was approved for shares issued by the Company (“Option Plan 2008”).  Option Plan 2006 and Option Plan 2008 establish similar terms and conditions to each other, the most important difference being the possibility instituted by Option Plan 2008 of the granting of options in the form of Restricted Stock Options, as explained further on in this report.  Option Plan 2008 is applicable to options currently granted by the Company, the general conditions of which are described below.

The Plan (thus considering Option Plan 2006 and Option Plan 2008, without distinction, except where otherwise indicated) is managed by the Board of Directors, which has wide-reaching powers in terms of its organization and option granting, observing the limits imposed by the Plan. The Board of Directors is responsible for the granting of options, establishing the specific terms and conditions applicable to each granting of A Options as part of option programs (“Programs”), in which may be defined: (i) the beneficiaries; (ii) the total number of shares in the Company that are the object of the options granted, and their division into lots; (iii) the exercise price; (iv) the lock-up period during which the option may not be exercised, the periods for the exercising A Options and the limits dates for the total or partial exercising of the option and on which the option rights expire; (v) restrictions on the availability of shares received by the exercising of the option; and (vi) targets related to the performance of the employees, managers or the Company. The Board of Directors may also opt to delegate its functions to a specific Committee. Currently, the Compensation Committee is responsible for analyzing and recommending all the actions related to compensation and long term incentives, for approval of the Board of Directors.

The Beneficiaries covered by the options granted must sign a Contract for the Granting of Options with the Company (“Option Contracts”), by which the Beneficiaries have the option of buying lots of shares issued by the company, in accordance with the terms and conditions of the corresponding Plan and Program. The option contracts may include specific conditions applicable to a particular Beneficiary.

The general rule is that the option exercise price will be equivalent to the average trading value of the shares over 30 days of trading on BM&FBOVESPA S.A. (the stock exchange of Sao Paulo) prior to the option granting date (”market value”), with the possibility of applying monetary correction or interest to this figure, as decided by the Board of Directors for each program.  Option Plan 2008 introduced the possibility of the Board of Directors authorizing differentiated options to particular Beneficiaries (“B Options”) for the exercise price of R$0.01.  The exercising of B Options, if granted, will be always conditional and proportional to the previous exercising of the other options in Option Plan 2008 and authorized for each Beneficiary (“A Options”, whose exercise price will always be calculated in accordance with Market Value) and during the course of the lock-up period, of a minimum of 2 years counting from the date of the respective option granting date. Other conditions May be established for each Program (see item “h” below, description of programs with regard to appreciation targets).  With this, Option Plan 2008 introduced the possibility of the granting of options in a new format, known as “Restricted Stock Options”, under which B Options, inextricably linked to A Options, serve as an adjustment factor in the initial granting of A Options, so that the effective gain of the beneficiaries will depend on the performance by the Company over the medium and long term.

Under Option Plan 2006, 2 programs were approved, respectively at meetings of the Board of Directors on March 23, 2006 (“Program 2006”) and February 9, 2007 (“Program 2007”).

Under Option Plan 2008, 8 programs were approved, respectively at meetings of the Board of Directors on May 9, 2008 (“Program 2008”), and June 26, 2009 (“Program 2009”), December 17, 2009 (“Program II 2009”), August 4, 2010 (“Program 2010”), March 31, 2011 (“Program 2011”), July 13, 2011, in which 2 Programs were approved (“Program II 2011” and “Council Program 2011”), August 20, 2012 (“Program 2012”) and May 10, 2013 (“Program 2013”). The Program 2008, Program 2009, Program 2010 and Program II 2011 were all divided into 2 grants, with distinct conditions for each, described in the items below, where indicated. Program 2012 was divided into 3 grants, also with distinct conditions for each, described in the items below, where indicated. Program 2013 was divided into 2 grants, also with distinct conditions for each, described in the items below.

All the Programs approved under Option Plan 2006, as well as the first option grant under Program 2008, the two option grants under Program 2009, the first option grant under Program 2010 and the first option grant under Program II 2011, second and third option grants under Program 2012 and Program 2013 were carried out in accordance with a conventional option grant model, which is to say, options were only granted whose exercise price corresponds to the Market Value of the Company's shares. This model was also used in the Board Program 2011, in which options were granted to the members of the Board of Directors. While the second granting of Program 2008, Program II 2009, the second granting of Program 2010, Program 2011, the second granting of Program II 2011, the first option grant under Program 2012 and the first option grant under Program 2013 followed the Restricted Stock Option model, so that each beneficiary received both A Options and B Options.

The options granted to the members of the Statutory Executive Board under Program 2006, under Program 2009, under the first granting of Program 2010 and under the first granting of Program II 2011 were replaced in their entirety by options granted under Program 2012, through the signing of corresponding Contracts with the Company.

In this way, no member of the Statutory Executive Board is currently a beneficiary of the Program 2006, Program 2007 Program 2008, or Program 2009, first granting of Program 2010 or first granting of Program II 2011. It should also be observed that no member of the Statutory Executive Board is a beneficiary of the second granting of Program 2010, or Program 2011.

The options of the Board Program 2011 expired. According to the rules of this Program, it would have been necessary the exercise at least 20% of the options of the allotment incorporated in 2012 for the allotments not incorporated to be extinct. Thus, currently, the members of the Board of Directors are not beneficiaries in any Stock Option Plan of the Company.

Furthermore, as a result of the incorporation of the shares issued by Construtora Tenda S.A. by the Company, as approved at an Extraordinary General Meeting held on December 30, 2009, certain of options granted by Construtora Tenda S.A. were assumed by the Company, under the terms set at the meeting of the Board of Directors held on January 4, 2010. With this, the Board of Directors approved a further 3 Programs, these being Special Stock Option Program I, Special Stock Option Program II and Special Stock Option Program III (“Special Programs”). Each of the Special Programs has specific conditions which seeks to reconcile the conditions of the plan with the need to maintain an economic balance of the options granted to the beneficiaries of the corresponding programs of Construtora Tenda S.A., in such a way that their conditions reflects, in so far as is possible under the terms of the plan, the corresponding conditions previously applicable to the beneficiaries when they exercised their roles at Construtora Tenda S.A..  Special Program I and Special Program III carried out option grants which essentially reflect conventional option models.

While Special Program II carried out 2 grantings with partially distinct conditions, with both following the Restricted Stock Option model, which was also adopted by Construtora Tenda S.A. for certain of their option grants. The difference between these grants is due to the fact that certain Beneficiaries before being beneficiaries under the Tenda Plan, were beneficiaries of the Company itself, having exercised roles in the then subsidiary Fit Residencial Empreendimentos Ltda., which was incorporated by Tenda in 2008, resulting in the migration of these beneficiaries to the Tenda option plan.  So that the conditions of the options that had been granted to these beneficiaries under the Restricted Stock Option model could be preserved, and additional lot of B Options were granted to them when they migrated to the Tenda plan, with a lock-up period and reflecting the respective B Options to which each of them would have the right to exercise in the first company, and because they had previously exercised A Options granted by the Company.  With the incorporation of the shares of Construtora Tenda S.A. by the Company and the further migration as a result, the conditions applicable to the beneficiaries of Restricted Stock Options were incorporated in the second granting of Special Program II, which contains to Option B lots, with separate and distinct lock-up periods.

It should also be observed that, as a result of the beneficiaries leaving Special Programs I and II, the options that were not exercised in accordance with the rules of the Plan and the decisions by the Board of Directors, became extinct.  This being the case, Special Programs I and II are no longer in force.

With regard to the exercise price of the options to be granted by the Special Programs, the criteria of Market Value will not be used for the traditional options or for A Options: in order to reflect the conditions previously applicable to beneficiaries of the programs of Construtora Tenda S.A. who switched to the Company, the exercise price will be used that was applicable under the corresponding program of Construtora Tenda S.A. (which reflected the market value of the shares in that company), adjusted for the swap ratio for the shares established for the incorporation of the shares in Construtora Tenda S.A. by the Company.

b. Principal objectives of the plan:

The Company's stock option plans have the aim of: (1) encouraging expansion and success in the development of its corporate objectives, permitting the beneficiaries to acquire shares, encouraging their integration into the Company; (2) attracting top level managers and employees to provide their services, offering them the additional advantage of becoming shareholders in the Company on potentially differentiated terms; and (3) aligning the interests of the top level managers and employees with the interests of the Company's shareholders.

c. The way in which the plan contributes to these objectives:

In providing the possibility of employees and managers becoming shareholders of the Company under potentially differentiated conditions, it is expected that they will have a strong incentive to effectively commit themselves to the creation of value and exercise their roles in a manner integrated with the interests of the Company's shareholders, corporate objectives and expansion plans, thus maximizing profit. The offering of stock A Options also encourages Beneficiaries, as a result of the commitment of their own funds, to seek immediate appreciation in the shares, without, however, compromising the sustainable growth, equally relevant in view of the grant model adopted. Furthermore, this type of model results in the sharing of the risks and gains of the Company, through the appreciation of the shares acquired under the stock option plan.

Additionally, the model adopted is expected to be an efficient mechanism for retaining managers and key employees, basically because of the shared results of appreciation in the Company's shares.

d. How the plan is inserted into the Company's compensation policy

The Company Plan currently in force builds in a policy of concentrating the incentives of top-level managers and employees in variable components, linked to the performance of the Company. In fact most of the compensation is concentrated in incentives which aimed to share risks and results with the Company's main executives.  As explained in item 13.1 above, the option plans are directly linked to this alignment of interests.

e. How the plan outlines the interests of the managers with those of the Company over the short, medium and long term

The options granted on the basis of the plans have different mechanisms, which permit the alignment of the interests of the managers over different time horizons.

Division into annual lots and the existence of lock-up differentiated lock-up periods (see item “h” below) means that the Beneficiaries commit themselves to the constant appreciation of the Company's shares over the short, medium and long term. The Beneficiary has the incentive, for the short term, of exercising A Options at prices that are lower in relation to market value, encouraging him constantly strive to achieve appreciation in the shares.

Additionally, the existence of periods during which the shares cannot be sold (lock-up periods) (see item “l” below), also modulate the incentives of the Beneficiary for a longer period: the shares that are subject to the exercising of A Options are only available for sale after this period, so that the Beneficiary will only see a gain in his shares if the Company's share value continues to appreciate up to the end of this period, when they may be sold.

In certain cases (item “h”), it is required that the Beneficiary earmarks a minimum amount of the value received by him in annual bonus to the exercising of options, or yet that acquires a minimum amount of options every year, under penalty of extinguishment of future options.  The Company believes that this requirement permits the alignment of interests both in the short as well as long term, because it involves the commitment of the Beneficiary's own funds to shares in the Company, which may only be sold after a given period of time.

With regard to the Restricted Stock Option model, under which options granted to the beneficiaries are divided into A Options and B Options, a structure of distinct incentives is created to align the interests of the managers and employees with those of the Company. A Options, whose exercise price reflects Market Value, usually comprise one lot and are exercisable over a relatively short time horizon, generating a financial commitment by the Beneficiary over the short term. The corresponding shares are subject to a period of unavailability, modulating the alignment of interests over the medium-term.

The mechanism for the exercising of B Options, in turn, is way of adjusting the gain in which the Beneficiary can realize, depending on the Company's performance over a longer time horizon, thus aligning the interests of the Beneficiary over a longer period.  The exercising of B Options will be obligatorily: (i) subject to a minimum lock-up period of 2 years, with the possibility of being divided into annual lots; (ii) proportional to the number of A Options exercised, linking the short with the long term, while the possibility of exercising B Options will depend on the commitment shown by the Beneficiary in the exercising of A Options; and (iii) under the terms of the options granted up to now, subject to an adjustment in accordance with variation in the market value (“Appreciation ”) on the shares of the Company between the date of the program and the exercising of B Options, with dividends and interest-on-equity added per share (appreciation criteria - item “h” below). With this, it is expected that the Beneficiary will have an interest in generating a return and creating value, in such a way that the total gain for him will depend directly on the Company’s performance, and therefore the gain obtained by its shareholders: B Options, necessarily linked to A Options, represent an adjustment mechanism, whereby the total number of shares which can be acquired by the Beneficiary will be adjusted in the future, the better the Company's performance over the long term, the higher the figure.

f. Maximum number of shares covered

The maximum quantity of shares that maybe subject to the granting of options, taken together for all the Company's plans, is equivalent to 5% of the paid-up capital, already taking into account the effect of dilution as a result of the exercising of all the options. On the date of this document, this amount corresponds to 22,373,366 ordinary shares issued by the Company.

g. Maximum number of options that will be granted

Each option guarantees the beneficiary of the right to acquire one ordinary share in the Company. This being the case, the quantity of options granted is linked to the limits of dilution described in item “f” above. On the date of this document, this amount corresponded to 11,908,128 options.

h. Conditions for the acquisition of shares

As a general rule, the options granted under the conventional granting model, as well as A Options granted under the Restricted Stock Option model, must be acquired at an exercise price equivalent to Market Value, with this price being subject to monetary correction and interest, as stipulated by the Board of Directors for each Program. For the Special Programs, due to the absorption of the options granted by Construtora Tenda S.A. before the incorporation of its shares by the Company, however, the exercise price is equivalent to the exercise price previously applicable to Construtora Tenda S.A. (which would reflect the market value of the shares issued by that company), duly adjusted in accordance with the share swap ratio established in the Protocol and Justification for the Incorporation of the Shares of Construtora Tenda S.A. by the Company.

B Options, when granted, may always be acquired at an exercise price of R$0.01, and because they are options that represents an adjustment factor applied to the total benefit which can eventually be received by the Beneficiary, the following conditions apply: (i) a minimum lock-up period of two years must be observed; (ii) the exercising of B Options are conditional on the number of A Options previously exercised; and (iii) the number of B Options exercisable is adjusted in accordance with the variation in the Market Value of the Company, in addition to the dividends and interest-on-equity paid, between the date of the program and the date of the exercising of B Options (“Appreciation”). In the Programs approved under the Restricted Stock Option model up to the present day, with the exception Special Program II, B Options were granted with an adjustment factor in the proportion of until 2 B Options for every A Option, in the case of key employees of the Company, and in the proportion of until 3 B Options for each A Option, in the case of the Company Directors. These adjustment proportions will be reduced to 1.5 and 2.5, respectively if the Appreciation should be less than 10%, being applied in full if the Appreciation is over 20%, and proportionally if the Appreciation is between 10% and 20%.

A number of B Options to be received by the former beneficiaries of Restricted Stock Options of Construtora Tenda S.A. take into account the A Options already exercised by them previously, and the corresponding terms of the Option Contract celebrated with the Company, it being ensured that after the application of this adjustment factor and the application of the share swap ratio as part of the Share Incorporation, each beneficiary will receive a maximum of 3 B Options for each A Option  in the first option grant; and with regard to the second grant, in which B Options will be divided into 2 lots, a maximum of  1.44 B Options for each A Option in the first lot, and a maximum of 3 B Options for each A Option in the second lot. These quotients will vary in accordance with the Appreciation obtained, in the same proportion as mentioned above, depending on whether the benefit is a director or a key employee.

In Program 2006, the options for each beneficiary were initially divided into 7 annual lots, each one respectively exercisable from March 1, 2007, and on the subsequent anniversaries of this date. Also, the Beneficiary is obliged to earmark a minimum percentage of the value received in annual bonus in the exercising of options, independent of the Program through which they were granted, with failure to do so meaning the loss to the right to exercise all the options in subsequent lots.  This percentage, initially 70% of the bonus, was reduced to 50% as a consequence of a decision by the Board of Directors, at a meeting held on August 4, 2010, to make the options more attractive, and thus encourage the commitment of the Beneficiaries to exercise them.

In Program 2007, the options of each Beneficiary were divided into 5 equal annual lots, each one of these exercisable respectively from March 1, 2008, and on subsequent anniversaries of this date.  Also, the Beneficiary is obliged to earmark at least 70% of the value received by him in annual bonus to the exercising of options, independently of the Program under which the options were granted, with failure to do so meaning the loss of the right to exercise or the options in subsequent periods.

In the first granting of Program 2008, the options for each Beneficiary are divided into 5 equal annual lots, with the first lot exercisable from April 1, 2009, and on subsequent anniversaries of this date.  Also, the beneficiary is obliged to earmark at least 70% of the value received in annual bonus by him in the exercising of options, independently of what program the options were granted under, with failure to do so resulting in the loss of the right to exercise all the options in subsequent lots.

In the second option grant of Program 2008, A Options are the object of one lot, which could be exercised up to June 8, 2008; after this date, A Options not exercised, expired. The Beneficiary is obliged to earmark at least 25% of the value in annual bonus received by him to the exercising of options.  The B Options only become exercisable from May 9, 2011, when they can be exercised for a period of 30 days, if all the conditions described above are met.

In Program 2009, depending on the grant which they belong to, the options of each Beneficiary were initially divided into 4 or 5 annual lots, each of them exercisable from June 26, 2011, for June 26, 2010, and on the subsequent anniversaries of these dates.  At a meeting on August 4, 2010, the Board of Directors decided to regroup these options, respectively, into 3 or 4 annual lots, observing the initial lock-up periods. The Beneficiary is obliged to earmark a minimum percentage of the amount received by him in annual bonus to the exercising of options, independently of the Program under which they are granted, with failure to do so resulting in the loss of the right to exercise all the options in subsequent lots.  This percentage, initially 70% of the bonus, was reduced to 50% of that amount as a result of a decision by the Board of Directors, at a meeting on August 4, 2010, with the aim of making the options more attractive, and encouraging the Beneficiary to exercise them.

In Program II 2009, A Options are exercisable between April 1, 2010 and June 30, 2010, after which they become extinct.  B Options are divided into 3 annual lots, each of which is exercisable respectively from December 17, 2011, and on subsequent anniversaries of this date, for a period of 30 days.  B Options are also subject to the conditions described above.

In the first granting in Program 2010, the options of each Beneficiary are divided into 5 equal annual lots, the first lot being exercisable from May 5, 2011, and the others being exercisable on the subsequent anniversaries of this date.  Also the beneficiary is obliged to earmark at least 50% of the value received by him in annual bonus in the exercising of options, independently of the program under which the options were granted, with failure to do so resulting in the loss of the right to exercise all the options in subsequent lots.

In the second granting of Program 2010, A Options are exercisable between August 4, 2010 and September 30, 2010, after which they become extinct.  B Options are divided into 3 annual lots, each one of them exercisable, respectively, from August 4, 2012, and on subsequent anniversaries of this date, for a period of 30 days, after which they become extinct.  The exercising of B Options is also subject to the conditions described above.

For the Special Programs I and III, structured in accordance with the conventional option grant model, the options for each Beneficiary are divided into 5 equal annual lots, with the first lot exercisable, respectively, from April 1, 2010 and September 1, 2010, and on the subsequent anniversaries of these dates.  Also the Beneficiary is obliged to earmark at least 70% of the value received by him in annual bonus to the exercising of options, independently of under which program the options were granted, with failure to do so resulting in the loss of the right to exercise all the options in subsequent lots.

Special Program II, as already mentioned, held 2 grants under different conditions, both, however, being in accordance with the Restricted Stock Option model.  In the first grant of Special Program II, A Options are the object of one lot, with an exercise period up to April 30, 2010.  After this date, A Options not exercised became extinct.  B Options only become exercisable from May 11, 2012, when they can be exercised for a period of 30 days, provided the conditions described above have been fulfilled.

In the second grant of Special Program II, A Options are the object of one lot, with an exercise period up to April 30, 2010; after this date Options not exercised became extinct.  B Options are divided into 2 lots, exercisable respectively from May 11, 2011 and May 11, 2012, always for a period of 30 days, after which the options expire, and also observing the conditions described above.

In Program 2011, A Options are exercisable between April 01, 2011 and June 01, 2011, after which they become extinct. B Options are divided into 3 annual lots, each one of them exercisable, respectively, from April 01, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they become extinct.  The exercising of B Options is also subject to the conditions described above.

In Council Program 2011, the options for each Beneficiary are divided into 3 equal annual lots, with the first lot exercisable from July 13, 2012, and on subsequent anniversaries of this date.  Also, the beneficiary is obliged to earmark at least 20% of the shares available in the exercisable lot, with failure to do so resulting in the loss of the right to exercise all the options.

In the first granting of Program II 2011, the options for each Beneficiary are divided into 4 equal annual lots, with the first lot exercisable from July 13, 2012, and on subsequent anniversaries of this date.  Also, the beneficiary is obliged to earmark at least 50% of the value received in annual bonus by him in the exercising of options, independently of what program the options were granted under, with failure to do so resulting in the loss of the right to exercise all the options in subsequent lots.

In Program II 2010, A Options are exercisable between April 13, 2011 and August 12, 2011, after which they become extinct.  B Options are divided into 3 annual lots, each one of them exercisable, respectively, from July 13, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they become extinct.  The exercising of B Options is also subject to the conditions described above.

Under the first 2012 Program Grand, A Options are exercisable between May 1, 2013 and May 30, 2013 for executive officers and between May 1, 2014 and May 30, 2014 for all others, after which they will be cancelled. For executive officers, B Options are divided into 3 annual lots, each of which is exercisable, respectively, as of August 20, 2014 and on the subsequent anniversaries of this date for a period of 30 days, after which they will be cancelled. In all other cases, all of the B Options will be exercisable as of August 20, 2014 for a period of 30 days, after which they will be cancelled. The exercise of B Options is nonetheless subject to the conditions above.

Under the second 2012 Program grant, the options of each Beneficiary are divided into 3 annual lots, the first of which is exercisable as of May 1, 2013 and the remainder of which on the subsequent anniversaries of this date. Beneficiaries are furthermore required to allocate at least 50% of the amount received as an annual bonus to the exercise of options, regardless of the program under which they were granted, or shall lose the right to exercise all options in subsequent lots.

Under the third 2012 Program grant, the Beneficiary`s options are dividing into 4 equal annual lots, the first of which is exercisable as of 2014 and the remaining lots, on the subsequent anniversaries of this date. To receive this grant, the Beneficiary must, in addition to the minimum mention in the paragraphs above, allocate 20% or 30% of the amount received as annual bonus to the purchase of Company shares on the market. In this case, the Company will grant 2 times of 2.5 times the number of shares acquired by the Beneficiary as stock options.

In the 2013 Plan, A Options are exercisable between May 10, 2013 and May 30, 2014. For Executive Officers, B Options are split into three annual batches, each one exercisable starting on May 10, 2015 and on the subsequent anniversaries on the same date, for a period expiring in 30 days.

i. Criteria for the fixing purchase or exercise price

As a general rule, the exercise price of the options must be equivalent to the average price of the Company's shares over the last 30 trading days on BM&FBOVESPA S.A. Sao Paulo stock exchange (“Market Value”), and which may have monetary correction applied based on the variation in price indices to be determined by the Board of Directors, as well as interest added, in accordance with the determinations of the Board of Directors for each Program. This price is deducted from dividends and interest-on-equity paid per share of the Company from the date the A Options are granted to their effective exercise date.

It is understood that the setting of the exercise price to market value is necessary to better align the interests of the Beneficiaries in generating value for the Company's shareholders: gains on the B Options being obtained to the extent that the Company's shares appreciate in the market.  The possibility of interest being added exists because the exercise price represents a minimum rate of return, so that the Beneficiaries receive a gain only in the case of the shares guaranteeing a minimum return, at the criteria of the Board of Directors.

It is important to observe that the exercise price of the conventional options is subject to monetary correction, generally by the IGP-M index, and also the addition of interest, usually 3% to 6% per year. With the objective of making the exercising of the options more attractive and to retain executives over the long term, the Board of Directors decided on August 4, 2010, that he terms of monetary correction and interest added for the Programs would be applied up to May 6, 2010.

The deduction of interest-on-equity and dividends is a way of guaranteeing that the Beneficiaries participate in the results obtained by the Company during the period, seeing that they have already been granted options, but have not yet become shareholders, because of the design of the particular program (lock-up periods). On the other hand, it ensures that the results will only be received by the Beneficiary if he remains of the Company and exercises his options, becoming an effective shareholder.

B Options granted under the Restricted Stock Option model may be exercised at the price of R$0.01, but are mandatorily linked to A Options. The exercise price is justified in so far that the B Options act an adjustment factor in the number of shares that the Beneficiary will have the right to acquire over the long term (and consequently the possible total capital gain that he will receive).  And this necessarily depends on the initial disbursement referring to the A Options, adjusted in accordance with the performance of the Company, and therefore in accordance with the gains provided to its shareholders.

Exceptionally for the Special Programs, the exercise price was fixed as a function of the exercise price previously established for the corresponding Beneficiaries in accordance with the respective program of Construtora Tenda S.A., and the swap ratio set for the incorporating of the shares of Construtora Tenda S.A. by the Company. It should be pointed out that the exercise price previously applicable under the plan of Construtora Tenda S.A. reflected the market value of the shares of that company, having been adjusted with the object of maintaining the economic characteristics previously applicable to the corresponding Beneficiaries.

j. Criteria for the fixing of the option exercise period

Under Program 2006, Program 2007, the 1st options granted in Program 2008, the 1st options granted in Program 2010, Special Program I and Special Program III, the options for each Beneficiary are divided into 5 equal annual lots, each one of these being respectively exercisable from a particular date (March 1, 2007 for Program 2006; March 1, 2008 for Program 2007; April 1, 2009 for the 1st options granted under Program 2008; May 5, 2011 for the 1st options granted under Program 2010; April 1, 2010 for Special Program I; and September 1, for Special Program III) and on the subsequent anniversaries of this date. The division of the options into lots meets the objectives of tying the Beneficiary to the company, and aligning short, medium and long-term interests. The options in each annual lot may be exercised within a period of 10 years from the moment they become exercisable, this period being reduced to 3 years if the Beneficiary does not use the obligatory tranche destined from his annual bonus. The period of 10 years signifies an opportunity for the Beneficiary to have longer time interval in which to choose the most appropriate moment to commit his funds, offering in counterparty the effective commitment of his bonus.

For the second set of options granted under Program 2008, the A Options were put together in one lot, with an exercise period of 30 days, running to June 8, 2008; after this date, A Options not exercised expired. This time limit was established as a way of tying in the Beneficiary and demonstrating commitment to the Company.  The B Options only become exercisable on May 9, 2011, and only in proportion that the Beneficiary has previously exercised his A options, these being exercisable within a period of 30 days, in accordance with the methodology described in item “h” above. The existence of a longer lock-up period for the B Options is justified because of the period necessary to verify the Company's performance over the long term, which necessarily results in an adjustment in the number of B Options exercisable, and therefore in the adjustment of the total number of shares that the Beneficiary will be entitled to over that time horizon. With respect to the exercise period of 30 days for the B Options, it is believed that this period is reasonable seeing that the exercising of the options has already been planned by the Beneficiary, representing the end of the program in question.

Under Program 2009, depending on the option grant to which they belong, the options of each Beneficiary were initially divided into 4 or 5 annual lots, each being exercisable, respectively, from June 26, 2011 or June 26, 2010, and on the subsequent anniversaries of these dates. These options were respectively regrouped into the annual lots of 3 and 4 in accordance with a decision by the Board of Directors on August 4, 2010. The division of the options into lots meets the objective of tying in the Beneficiary and aligning short, medium and long-term interests, as already stated. The options in each annual lot may be exercised within a period of 10 years from the time the B Options become exercisable, with this period being reduced to 3 years if the beneficiary does not use the obligatory tranche of his bonus.

While in the case of Program II 2009, the A Options may be exercised between April 1, 2010 and June 30, 2010, after which they become extinct. As mentioned above, this time limit has been established to tie in the Beneficiary and demonstrate his commitment to the Company.  The B Options are divided into 3 annual lots, each one of these exercisable, respectively, from December 17, 2011, and on subsequent anniversaries of this date, being exercisable for period of 30 days after which they become extinct, and only in the proportion that the beneficiary has previously exercised his A Options. The lock-up periods for the exercising of the B Options are fixed observing the same criteria and fundamentals described above in relation to the second series of options granted under Program 2008.

With regard to the second set of options granted under Program 2010, the A Options may be exercised between August 4, 2010 and September 30, 2010, after which they become extinct. As mentioned above, this time has been established as a way of tying in the Beneficiary and demonstrating his commitment to the Company.  The B Options are divided into 3 annual lots, each one of which are exercisable, respectively, from August 4, 2012, and on subsequent anniversaries of this date, exercisable for a period of 30 days after which they become extinct, and only in the proportion that the beneficiary has previously exercised his A Options. The lock-up periods for the exercising of the B Option are fixed observing the same criteria and fundamentals described above with regard to the 2nd set of options granted under Program 2008.

Under Special Program II, the A Options are the object of one lot, which for both grants, can be exercised up to April 30, 2010; after this date A Options not exercised expire. This time limit was established as a way of tying in the Beneficiary and demonstrating his commitment to the Company. The case of the first option grant, B Options only become exercisable on May 11, 2012, and can be exercised within a period of 30 days, and only in proportion that the Beneficiary has previously exercised his A Options. The existence of a longer lock-up period and an exercise period of only 30 days for the B Options is justified for the reasons already cited above for the second set of options granted under Program 2008.  While in the case of the second grant, the B Options will be divided into 2 annual lots, exercisable and only in the proportion to which the beneficiary has previously exercised his A Options, always during a 30 day period, respectively from May 11, 2011, and May 11, 2012, dates which represents lock-up periods of 2 and 3 years, if we consider the date when the options were granted at Construtora Tenda S.A., before their switchover to the Company. The existence of a longer lock-up period and an exercise period of only 30 days for the B Options is justified by the reasons already outlined above for the second set of options granted under Program 2008, there being the existence of an additional lot of B Options with a relatively shorter lock-up period, justified by the previous migration from the plan for the Beneficiaries subject to the second grant under Special Program II, as explained in item “a” above.

In Program 2011, A Options are exercisable between April 01, 2011 and June 01, 2011, after which they become extinct. As mentioned above, this time limit was established as a way of tying in the Beneficiary and demonstrating his commitment to the Company. B Options are divided into 3 annual lots, each one of them exercisable, respectively, from April 01, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they become extinct, and only in the proportion that the Beneficiary has previously exercised his A Options. The lock-up periods for the exercising of the B Options are fixed observing the same criteria and fundamentals described above with regard to second granting of Program 2008.

Under the first granting of Program II 2011, the options for each Beneficiary are divided into 4 equal annual lots, with the first lot exercisable from July 13, 2012, and on subsequent anniversaries of this date. The division of the options into lots meets the objective of tying in the Beneficiary and aligning short, medium and long-term interests. The options in each annual lot may be exercised within a period of 10 years from the time they become exercisable, with this period being reduced to 3 years if the Beneficiary does not use the obligatory tranche of his bonus. The period of 10 years signifies an opportunity for the Beneficiary to have longer time interval in which to choose the most appropriate moment to commit his funds, offering in counterparty the effective commitment of his bonus.

Under the second granting of Program II 2011, the A Options may be exercised between July 13, 2011 and August 12, 2011, after which they become extinct. As mentioned above, this time limit was established as a way of tying in the Beneficiary and demonstrating his commitment to the Company. B Options are divided into 3 annual lots, each one of them exercisable, respectively, from July 13, 2013, and on subsequent anniversaries of this date, for a period of 30 days, after which they become extinct, and only in the proportion that the Beneficiary has previously exercised his A Options. The lock-up periods for the exercising of the B Options are fixed observing the same criteria and fundamentals described above with regard to Program 2008.

Under Board Program 2011, the options for each Beneficiary are divided into 3 equal annual lots, with the first lot exercisable from July 13, 2012, and on subsequent anniversaries of this date. The division of the options into lots meets the objective of tying in the Beneficiary and aligning short, medium and long-term interests. The options in each annual lot may be exercised within a period of 10 years from the time they become exercisable, with this period being reduced to 3 years if the Beneficiary does not exercise at least 20% of the shares contained in the lot available for the exercising. The period of 10 years signifies an opportunity for the Beneficiary to have longer time interval in which to choose the most appropriate moment to commit his funds.

Under the first 2012 Program grant, A Options are exercisable between May 1, 2013 and May 30, 2013 for executive officers and between May 1, 2013 and May 30, 2014 for all others, after which time they will be cancelled. As explained above, this period was established as a means of linking the Beneficiary to demonstrated commitment to the Company. For executive officers, B Options are divided into 3 annual lots, each of which is exercisable, respectively, as of August 20, 2014 and the subsequent anniversaries of this date, for a period of 30 days, after which they will be cancelled, and only in the proportion that the Beneficiary has previously exercised A Options. The vesting periods for B Options are established according to the same criteria and fundamentals described above regarding the second 2008 Program grant.

Under the second and third 2012 Program grants, the options of each Beneficiary are divided into 3 annual lots and 4 equal annual lots, respectively. For the second grant, the first lot is exercisable as of May 1, 2013 and the remaining lots, on the anniversary of this date. For the third grant, the first lot is exercisable as of 2014 and the remaining lots, on the anniversary of this date. The division of the options in lots meets the goals of linking the Beneficiary and aligning his or her short, medium and long term interest to those of the Company. The options of each annual lot may be exercised for a period of 10 years as of their vesting date, which will be reduced to 3 years should the Beneficiary fail to use the portion of the mandatory allocation of his or her bonus (only for the second grant). This 10 year period provides an opportunity for the Beneficiary to have a longer period to choose the best time to apply his or her resources to offset the effective allocation of his or her bonus.

Under the 2013 Program grant, A Options are exercisable between May 10, 2014 and May 30, 2014. As explained above, this period was established as a means of linking the Beneficiary to demonstrated commitment to the Company. B Options are divided into 3 annual lots, each of which is exercisable, respectively, as of May 10, 2015 and the subsequent anniversaries of this date, for a period of 30 days, after which they will be cancelled, and only in the proportion that the Beneficiary has previously exercised A Options. The vesting periods for B Options are established according to the same criteria and fundamentals described above regarding the second 2008 Program grant.

k. Method of settlement

In general, the shares corresponding to the options exercised by the Beneficiaries are issued, while the corresponding capital increase, always within the authorized capital limit, is ratified by the Board of Directors. The Company also uses the shares held in treasury to supply shares for options exercised.

Under the programs approved up to the date of this Reference Form, the general rule is that the exercise price be paid in cash, at the time of the subscription or purchase of the corresponding shares.

l. Restrictions on the transfer of shares

At the meeting of the Board of Directors held on July 13, 2011, all the restrictions to share transfer were eliminated as a consequence of the grant of stock options under conventional model. Thus, all shares acquired by the Beneficiaries of the Plan, within the ambit of Program 2006, Program 2009, Granting 1 and Program 2010 will be free and clear for the transfer at any time. It is important to notice that the remaining grants under conventional model, such as first granting of Program II 2011, Board Program 2011, and second and third granting of Program 2012, the options were granted with no restrictions to the shares of the current exercise.

In case of options granted under the model Restricted Stock Options, the A Options are subject to lock-up. The second granting of Program 2008 and Special Program II have a lock-up term of 2 years, counted from the day of subscription or acquisition of the shares. In Program II 2009, the shares subscribed or acquired as a result of exercising the A Options could not be alienated by the beneficiary until December 17, 2010 (1 year counted from the day of Program II 2009), notwithstanding the date of acquisition. In the second granting of Program 2010, Program 2011 and second granting of Program II 2011, the rule is similar: the lock-up period for the shares of A Option is of 1 year counted from the date of the respective Program (respectively: August 4, 2011, April 1, 2012 and July 13, 2012), notwithstanding the date of acquisition of the shares.

Under the first 2012 Program Grant, A Options may only be exercised in the period from May 1 to May 30, 3013 for executive officers and between May 1 and May 30, 2014 for all others. In all cases, there is no lock-up period after the exercise of A Options, which were granted in 2012.

Under the 2013 Program Grant, the rule is similar: A Options may only be exercised in the period from May 10 to May 30, 2014.

The shares subscribed or acquired as a result of the exercising of the B Options are not subject to any lock-up date.

m. Criteria and events which, when they occur, would result in the suspension, alteration or extinction of the option plan

The Option Plans for 2008 and 2006 may be altered or made extinct by the Board of Directors. Notwithstanding the powers of the Board of Directors, no decision may alter: (i) the limit of the number of shares which are the object of the plan; and (ii) the rights and obligations acquired by the beneficiary, related to any existing options granted under Option Plans 2008 and 2006.

Additionally, in the case of the dissolving, transformation, incorporation, merger, demerger or reorganization of the Company, under which the Company does not remain as an entity, or if it does remain as an entity, no longer has its shares traded on the stock exchange, the options may be transferred to the company of succession, or have their lock-up periods brought forward for exercising during a given period.

n. Effects of a manager leaving the governing bodies of the Company on his rights under the share-based compensation plan

Under the terms of Option Plans 2008 and 2006, if a Beneficiary leaves the Company this will have the following effects on the options granted to him, depending on his reason for leaving: (i) if there is just cause for his dismissal, all the options not exercise will become extinct; (ii) if there is no just cause for dismissal, or if the employee resigns voluntarily or opts to take retirement, the options already exercisable may be exercised within a period of 30 days, with the other options becoming extinct; (iii) in the case of the death or permanent disablement of the Beneficiary, all the options may be exercised by the Beneficiary or his successors within a period of 180 days. In all these cases, except for death or permanent disability, the restrictions on the transfer of shares to which they apply will remain in force.

The Board of Directors has the power to determine the treatment to be given to B Options granted to the Beneficiary under Option Plan 2008, in the event of leaving at the behest of the Company, provided there is no just cause for dismissal. Under the Programs approved under the Restricted Stock Option model, the Board of Directors has established rules for the advance exercising of the B Options, in proportion to the period in which the Beneficiary remained in the carrying out of his functions at the Company and observing the other conditions for the exercising of the B Options contained in Option Plan 2008 and the respective Programs.

Also, on August 4, 2010, the Board of Directors decided to establish the possibility of bringing forward the lock-up period date for all the options that had been granted to members of the statutory Executive Board (but not any other beneficiary of the plan), for an exercise period of 180 days, whenever the corresponding director is dismissed, without any just cause, for a period of 1 year counting from the relevant “corporate events”. Such corporate events are as follows: (i) operations involving corporate reorganization of the Company in which its shareholders’ equity comes to represent less than 50% of the shareholders’ equity of the resulting company; (ii) the acquisition, by any person or group, of a stake equivalent to 30% or more of the Company's paid-up capital; (iii) the obligatory public offering of shares of the Company, under the terms of Brazilian Corporation Law or the regulations of Novo Mercado; and (iv) a voluntary public offering for the purchase of shares in the Company which results in the acquisition of the majority of its paid-up capital. With this, it is expected that the members of the statutory Executive Board will not be unduly prejudiced by virtue of the occurrence of a relevant corporate operation, preventing the options from being lost as a result of the operations, which could imply a change in control of the Company. Thus, with continuing expectations for the future exercising of the options, the alignment of the interests of the Beneficiaries is maintained, while retaining the best talent.

In meeting held on July 13, 2011, the Board of Directors deliberated to extent this possibility to any options granted or to be granted, to Executive Directors and members of Board of Directors of the Company and its wholly-owned subsidiary Construtora Tenda S.A.

The possibility of bringing forward the lock-up date for options, referred to in the paragraph above, is also applicable in the event of the Company being dissolved.

13.5. Shares or quotas directly or indirectly held, in Brazil or in other countries, and other securities convertible into shares or quotas, issued by the Company, its direct or indirect controlling shareholders, subsidiaries or companies under common control, by members of the Board of Directors, or the statutory executive board, or the Fiscal Council, grouped by body, on the date of the ending of the last financial year:

Shares Issued by the Company (1)(2)

	12.31.2013
	Ordinary shares		Total shares

Board of Directors	474,713	0.11%	474,713	0.11%
Fiscal Council	20	0.00%	20	0.00%
Executive Board	3,194,526	0.73%	3,194,526	0.73%

Total shares	435,559,201	100%	435,559,201	100%
	12.30.2012
	Ordinary shares		Total shares

Board of Directors	375,813	0.09%	375,813	0.09%
Fiscal Council	0	0.00%	0	0.00%
Executive Board	1,206,931	0.28%	1,206,931	0.28%

Total shares	433,229,779	100%	433,229,779	100%
	12.30.2011
	Ordinary shares		Total shares

Board of Directors	1,281,546	0.30%	1,281,546	0.30%
Fiscal Council	0	0.00%	0	0.00%
Executive Board	1,164,394	0.27%	1,164,394	0.27%

Total shares	432,699,559	100%	432,699,559	100%

 (1) All the shares are held directly.

13.6. Concerning the compensation based on shares recognized in the results in the last 3 financial years and expected for the current financial year, for the Board of Directors and statutory Executive Board:

Financial Year 2011	Board of Directors (1)	Statutory Executive Board
Plans	2011	2001	2002	2006	2006	2007 (5)	2009	2011
b) Number of Members	8	3 of 5	4 of 5	4 of 5	1 of 5	n.a.	5 of 5	8 of 8
c) In relation to each granting of stock options
Date of granting	7/13/2011	4/20/2001 (2)	4/30/2002 (3)	3/31/2006	2/3/2006	n.a.	6/26/2009	7/13/2011
Number of options granted	800,000	1,470,000	480,000	1,680,028	3,000,000	n.a.	5,400,000	7,340,000 (Conventional Program); and 1,610,000 (Restricted Program)
Term for options to become exercisable	3 years (33%, 33% and 34%)	10% at the moment of signing the contract and 18% every year	10% at the moment of signing the contract and 18% every year	5 years (14.28% or 28.58% each year)	5 years (14.28% or 28.58% each year)	n.a.	4 years (25% each year) or 4 years (after 2 years, 20% and 40% on subsequent years)	4 years (25% each year –Conventional Program); and 4 years (0%, 30%, 30% and 40% B Type shares –Restricted Program)
Time limit for the exercising of options	10 years	10 years	10 years	10 years	10 years	n.a.	10 years	10 years (Conventional Program) and 30 days (Restricted Program – Shares B Type)
Time limit on the restrictions for the transfer of shares	None	None	None	None	None	None	None	None (Conventional Program) and 1 year (Restricted – share A type – None for share B type)
Weighted average price for the exercising of each group of options
-open at the beginning of the financial year (2)	R$7.71	R$3.47	R$6.26	R$13.14	R$3.39	n.a.	R$8.39	R$7.71 (Conventional and Restricted Program -Type A shares) R$0,01 (Restricted Program - Type B shares)
-lost during the financial year	n.a	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a
-exercised during the financial year	n.a	n.a	n.a	n.a	R$3.39	n.a.	n.a	R$7.71
-expired during the financial year	n.a	n.a.	n.a.	R$13.14	R$3.39	n.a.	R$8.39	n.a
d) Fair value of options on the date of granting	R$7.71	R$2.75 (2)	R$4.62 (3)	R$9.25	R$2.51	n.a.	R$8.53	R$7.71 (Conventional and Restricted Program -Type A shares) R$0,01 (Restricted Program - Type B shares)
e) Potential dilution in the event of all the options granted being exercised (6)	0.18%	0.34%	0.11%	0.39%	0.69%	n.a.	1.25%	2.07%

Note: amounts do not reflect the adjustments as a result of the share split approved at the EGM held on 02.22.2010

(1) The Board of Directors had its first stock option plan on July 13, 2011

(2) Addendum of February 24, 2006

(3) Addendum of February 24, 2006

(4) Addendum of February 24, 2006

(5) Plan substituted by Plan 2009

(6) Dilution based on the total number of shares as at 12/31/2010

Obs: In 2010 there was no grant of new programs to Statutory Executive Board or Board of Directors

Financial Year 2012	Board of Directors (1)	Statutory Executive Board
Plans		2011(2)	2012(2)
b) Number of Members	0	6	6
c) c) In relation to each granting of stock options
Date of granting	7/13/2011	7/13/2011	8/20/2012
Quantity of options granted	800,000	1,340,000 (Options A + Options B)	2,236,000 (Restricted Stock Options Program Options A + B) and 2,810,000 (Conventional Program)
Term for options to become exercisable	3 years (33%, 33% and 34%)	Options B - 4 years(0%, 30%, 30% and 40%)	Restricted Stock Options: Program 9 months for Options A and 4 years (0%, 30%, 30%, 40%) for Options B Conventional Program 3 years (50%, 30% and 20%)
Time limit for the exercising of options	10 years	30 days	Restricted Stock Options Program: 30 days Conventional Program:10 years
Time limit on the restrictions for the transfer of shares	n.a.	Options A: 1 year Options B: n.a.	n.a.
Weighted average price for the exercising of each group of options
-open at the beginning of the financial year	R$ 7.71	Options A: R$ 7.71 Options B: R$ 0.01	Restricted Stock Options Program: Options A: R$2.73 Options B: R$0.01 Conventional Program: R$2.73
-lost during the financial year	n.a	n.a	n.a.
-exercised during the financial year	n.a.	R$ 7.71	n.a.
-expired during the financial year	R$ 7.71	n.a	n.a.
d) Fair value of options on the date of granting	R$ 7.71	Options A: R$7.71 Options B: R$0,01	Restricted Stock Options Program: Options A: R$2.73 Options B: R$0.01 Conventional Program: R$2.73
e) Potential dilution in the event of all the options granted being exercised (3)	0.18%	0.31%	1.16%

(1) The Board of Directors 2011 Program expired during the year of 2012. No option was exercised.

(2) The options granted to the Statutory Executive Board under Program 2006, Program 2009, Program 2010 and first granting of Program II 2011 were replaced by options granted under Program 2012

(3) Dilution based in the total amount of shares on 12/31/2012

Financial Year 2013	Board of Directors	Statutory Executive Board
Plans		2011	2012	2013
b) Number of Members	0	6.00	6.00	6.00
c) In relation to each granting of stock options
Date of granting	n.a.	7/13/2011	8/20/2012	05/10/2013
Number of options granted	n.a.	1,340,000 (Options A + Options B)	2,236,000	1,884,000
			(Restricted Stock Options Program Options A + B) and 2,810,000 (Conventional Program)	(Restricted Stock Options Program Options A + B) and 1,177,247 (Conventional Program)
Term for options to become exercisable	n.a.	Options B - 4 years (0%, 30%, 30% and 40%)	Restricted Stock Options Program: 9 months for Options A and 4 years (0%, 30%, 30%, 40%) for Options B	Options A: 1 year
Options B - 4 years (0%, 30%, 30% and 40%)
			Conventional Program: 3 years (50%, 30% and 20%)	Conventional Program: 4 years (25% per year)
Time limit for the exercising of options	n.a.	30 days	Restricted Stock Options Program: 30 days	Restricted Stock Options Program: Options A 1 year and 30 days Options B

			Conventional Program: 10 years	Conventional Program: 10 years
Time limit on the restrictions for the transfer of shares	n.a.	Options A: 1 year	n.a.	n.a.
Options B: n.a.
Weighted average price for the exercising of each group of options
-open at the beginning of the financial year (3)	n.a.	Options B: R$ 0.01	Restricted Stock Options Program:	Restricted Stock Options Program:
			Options A: R$2.73	Options A: R$4.05
			Options B: R$0.01	Options B: R$0.01

			Conventional Program: R$2.73	Conventional Program: R$4.08
-lost during the financial year	n.a	n.a	n.a	n.a
-exercised during the financial year	n.a.	R$ 0.01	n.a.	n.a.
-expired during the financial year	n.a	n.a	n.a	n.a
d) Fair value of options on the date of granting	n.a.	Options A: R$ 7.71 Options B: R$0.01	Restricted Stock Options Program:	Restricted Stock Options Program:
			Options A: R$2.73	Options A: R$4.05
			Options B: R$0.01	Options B: R$0.01

			Conventional Program: R$2.73	Conventional Program: R$4.08
e) Potential dilution in the event of all the options granted being exercised (5)	na.	0.31%	1.16%	0.70%
(1) Dilution based in the total amount of shares on 12/31/2013

Financial Year 2014 - Forecast	Board of Directors	Statutory Executive Board
Plans		2011	2012	2013
b) Number of Members	0	6.00	6.00	6.00
c) In relation to each granting of stock options
Date of granting	n.a.	7/13/2011	8/20/2012	05/10/2013
Number of options granted	n.a.	1,340,000 (Options A + Options B)	2,236,000	1,884,000
			(Restricted Stock Options Program Options A + B) and 2,810,000 (Conventional Program)	(Restricted Stock Options Program Options A + B) and 1,177,247 (Conventional Program)
Term for options to become exercisable	n.a.	Options B - 4 years (0%, 30%, 30% and 40%)	Restricted Stock Options Program: 9 months for Options A and 4 years (0%, 30%, 30%, 40%) for Options B	Options A: 1 year
Options B - 4 years (0%, 30%, 30% and 40%)
			Conventional Program: 3 years (50%, 30% and 20%)	Conventional Program: 4 years (25% per year)
Time limit for the exercising of options	n.a.	30 days	Restricted Stock Options Program: 30 days	Restricted Stock Options Program: Options A 1 year and 30 days Options B

			Conventional Program: 10 years	Conventional Program: 10 years
Time limit on the restrictions for the transfer of shares	n.a.	Options A: 1 year	n.a.	n.a.
Options B: n.a.
Weighted average price for the exercising of each group of options
-open at the beginning of the financial year (3)	n.a.	Options B: R$ 0.01	Restricted Stock Options Program:	Restricted Stock Options Program:
			Options A: R$2.73	Options A: R$4.05
			Options B: R$0.01	Options B: R$0.01

			Conventional Program: R$2.73	Conventional Program: R$4.08
-lost during the financial year	n.a	n.a	n.a	n.a
-exercised during the financial year	n.a.	R$ 0.01	n.a.	n.a.
-expired during the financial year	n.a	n.a	n.a	n.a
d) Fair value of options on the date of granting	n.a.	Options A: R$ 7.71 Options B: R$0.01	Restricted Stock Options Program:	Restricted Stock Options Program:
			Options A: R$2.73	Options A: R$4.05
			Options B: R$0.01	Options B: R$0.01

			Conventional Program: R$2.73	Conventional Program: R$4.08
e) Potential dilution in the event of all the options granted being exercised (5)	na.	0.31%	1.16%	0.70%
(1) Dilution based in the total amount of shares on 12/31/2013

13.7. Information with regard to options held open by the Board of Directors and the Statutory Executive Board at the end of the last financial year:

Financial Year 2013	Board of Directors	Statutory Executive Board
Plans	-	2011	2012 (1)	2013
b) Number of Members	0	6	6	6
c) Options still unexercised
i) Number of shares	n.a.	761,250 (Restricted Stock Options Program – Options B)	1,677,000 (Restricted Stock Options Program – Options B) and 1,405,000 (Conventional Program)	1,884,000 (Restricted Stock Options Program – Options A + B) and 1,177,247 (Conventional Program)
ii) Date in which they will become exercisable	n.a.	7/13/2014 (30% of total volume of options granted)	5/1/2014 (Conventional Program – 30% of total volume of options granted and 20% in the following anniversary)	5/10/2014 (Conventional Program – 25% of total volume of options granted and 25% per year in the following anniversaries)
			8/20/2014 (Restricted Program – Options B – 30% and following anniversaries 30% and 40% of the total granted)	5/10/2014 (Restricted Program – Options A) 5/10/2015 (Restricted Program Options B – 30% and following anniversaries 30% and 40% of the total granted)
iii) Maximum time limit for the exercising of options	n.a.	30 days	30 days (Restricted Program – Options B) and 10 years for the options of the Conventional Program	Restricted Stock Options Program: 1 year Options A and 30 days Options B Conventional Program: 10 years
iv) Time limit on the restriction to the share transfer	n.a.	n.a.	n.a.	n.a.
v) Weighted average price for the exercising	n.a.	R$0.01	R$2.73 (Conventional Program and Options A of Restricted Program)	Restricted Stock Options Program: Options A: R$4.05 Options B R$0.01
			R$0.01 (Options B of Restricted Program)	Conventional Program: R$ 4.08
vi) Fair value of the options on the last day of the financial year	n.a.	R$0.01	R$ 2.73 (Conventional Program and Options A of Restricted Program)	Restricted Stock Options Program: Options A: R$4.05 Options B R$0.01
			R$0.01 (Options B of Restricted Program)	Conventional Program: R$ 4.08
d) Exercisable options
i) number of shares	n.a	n.a.	290,000	n.a.
ii) maximum time limit for the exercising of options	n.a	n.a.	10 years	n.a.
iii) time limit on the restriction to the share transfer	n.a	n.a.	n.a.	n.a.
iv) weighted average price for the exercising	n.a	n.a.	R$2.73	n.a.
v) fair value of the options on the last day of the financial year	n.a	n.a.	R$2.73	n.a.
vi) fair value of the total options on the last business day of the financial year	n.a	n.a.	R$2.73	n.a.

(1)       Options granted to the members of the Statutory Executive Board within the scopes of Programs 2006, Program 2009, within the scope of the first grant of Program 2010 and within the scope of the first grant of Program II 2011 were replaced for options granted under Program 2012

13.8. Concerning the options exercised and shares delivered referring to the share-based compensation for the Board of Directors and Statutory Executive Board, in the last 3 financial years, the table below has been with the following content:

Financial Year 2011	Board of Directors	Statutory Executive Board
Program (year)	2011	2000	2001	2002	2006	2006	2009	2011
b) Number of members	8.00	2 of 5	3 of 5	4 of 5	4 of 5	1 of 5	5 of 5	8
c) Regarding exercised options:	-							-
i) number of shares	n.a.	n.a	n.a	n.a	n.a	468,342	n.a	157,455
ii) weighted average exercise price	n.a.	n.a	n.a	n.a	n.a	R$3.39	n.a	R$7.71
iii) total value of the difference between exercise price and market value of the shares related to the exercised options	n.a.	n.a	n.a	n.a	n.a	R$3,236,243.22	n.a	R$ 127,538.55
d) Regarding delivered shares, please inform: (1)
i) number of shares	n.a.	n.a	n.a	n.a	n.a	468,342	n.a	157,455
ii) weighted average acquisition price	n.a.	n.a	n.a	n.a	n.a	R$3.39	n.a	R$7.71
iii) total value of the difference between the acquisition price and market value of the acquired shares	n.a.	n.a	n.a	n.a	n.a	R$3,236,243.22	n.a	R$ 127,538.55

Note: Amounts do not reflect the adjustments as a result of the share split approved at the EGM held on 02.22.2010

(1)       Term of the plan is 15 years

(2)       Under the model adopted by the Company all the shares exercised are delivered.

Financial Year 2012		Board of Directors (2)			Statutory Executive Board
Program (year)					2011 (3)
b) Number of members		0			6
c) Regarding exercised options:		-			-
i) number of shares		n.a.			172,808
ii) weighted average exercise price		n.a.			R$7.71
iii) total value of the difference between exercise price and market value of the shares related to the exercised options		n.a.			R$528,792
d) Regarding delivered shares, please inform: (1)
i) number of shares		n.a.			172,808
ii) weighted average acquisition price		n.a.			R$7.71
iii) total value of the difference between the acquisition price and market value of the acquired shares		n.a.			R$528,792

(1) Under the model adopted by the Company all the shares exercised are delivered.

(2) The Program 2011 of the Board of Directors expired during 2012. No option was exercised.

(3) The options granted to the Statutory Executive Board under Program 2006, Program 2009, Program 2010 and first granting of Program II 2011 were replaced by options granted under Program 2012

Financial Year 2013	Board of Directors (1)	Statutory Executive Board
Plans		2011(2)	2012(2)
b) Number of Members	0	5	6
c) c) In relation to each granting of stock options	-	-	-
i) number of shares	n.a.	216,183	1,781,000
ii) weighted average exercise price	n.a.	R$0.01	R$2.73
iii) total value of the difference between the acquisition price and market value of the acquired shares	n.a.	R$557,752	R$1,335.750
d) Regarding delivered shares, please inform: (1)	n.a.
i) number of shares	n.a.	216,183	1,781,000
ii) weighted average acquisition price	n.a.	R$0.01	R$2.73
iii) total value of the difference between the acquisition price and market value of the acquired shares	n.a.	R$557,752	R$1,335.750
(1) Under the model adopted by the Company all the shares exercised are delivered.

13.9. Information needed for the comprehension of the data disclosed in items 13.6 to 13.8 (including the pricing method for the value of shares and options):

Brief Description of the Formats for the Granting of Options

A. Traditional options (granted under Option Plan 2006; and Option Plan 2008, in the 1st set of options granted under Program 2008; Program 2009; in the 1st set of options granted under Program 2010, and Special Program I, Special Program III, in the 1st set of options granted under Program II 2011 and Board Program 2011 e and second and third granting of Program 2012)

Under this traditional option granting model, the options granted to each beneficiary are divided into annual option lots, whose right to exercise is acquired annually.

Every year, the Beneficiary must earmark a minimum percentage of his annual bonus to the exercising of the option lot in force in order to be able to acquire the right to exercise options in subsequent lots (in other words, for the lots to be incorporated). If the bonus is not allocated to the exercising of options, the future lots (not yet incorporated) of all the Programs will become extinct. Based on the partial exercising of options of a given incorporated lot, the Beneficiary has a period of 10 years to exercise his options partially or in full. In the case of the Beneficiary not allocating his bonus in the manner required by the corresponding Program, this time limit is reduced to 3 years, in the case of the lots already incorporated.

The exercise price, equivalent to the Market Value of the shares (with the exception of Special Program I and Special Program III, for which the exercise price is equivalent to the price applicable to the corresponding program launched by Construtora Tenda S.A. which has the objective of switching the program to the Company as a result of the absorption of the shares of Construtora Tenda S.A. into the Company, as a function of the share swap ratio established by the aforementioned share incorporation), for the options granted up to May 6, 2010, updated in accordance with the General Prices Indicator (IGP-M), with interest added which may vary between 3% and 6% a year (depending on the specific program) and deducting interest on equity and dividends paid in the period. The rules relating to monetary correction and the incidence of interest, ceased to apply from May 6, 2010 for existing programs, following a decision by the Board of Directors taken on August 4, 2010.

After the exercising of the options, the beneficiary must respect the minimum lock-up period for the shares acquired. This period, for the options granted under the traditional model up to July 13, 2011, was of 1 year following the exercising of the options and the acquisition of the corresponding shares. The rules related to the restriction of transfer of the shares acquired are no longer applied in the existing Programs from the decision date of the Board of Directors in a meeting held on July 13, 2011.

B. Restricted Stock Options (granted under Option Plan 2008, in the 2nd set of options granted under Program 2008, under Program II 2009, in the 2nd set of options granted under Program 2010, under Special Program II, under Program 2011 and in the 2nd set of options granted under Program II 2011 and the 1st set of options granted under Program 2012)

The options granted are divided into A Options and B Options.  The lot of A Options is incorporated (that is to say, they become exercisable) over the short term, and is available for exercising during a brief period at an exercise price equivalent to the Market Value of the shares (except in the case of Special Program II, for the reasons indicated above, as well as for Special Program I and Special Program III, if they are approved).  The B Options have an exercise price equivalent to R$0.01 each.  The B Options become exercisable after a lock-up period of 3 years counting from the date of granting, in the case of Program 2008.  While for Program II 2009, Program 2010, Program 2011 and in the 2nd set of options granted under Program II 2011, the B Options are divided into 3 annual lots, available for exercising within 2, 3 and 4 years counting from the date of granting, respectively.  For the 1st set of options granted under Special Program II, the B Options became available for exercising from May 11, 2012, which represents a lock-up period of a little over 2 years counting from the date of their granting by the Company. While in the 2nd set of options granted under Special Program II, the B Options were divided into 2 lots, available for exercise respectively from May 11, 2011 and May 11, 2012, which signifies respective lock-up period of approximately 1 year and 2 years, always counting from the date of granting by the company. Under the first 2012 Program Grant, B Options are divided into 3 annual lots, vested in 2, 3, and 4 years counted from the grant date for executive officers; in all other cases, B Options are vested in a period of 2 years counted from the grant date. In the 2013 Program Grant, B options are divided into 3 annual lots, vested in 2, 3, and 4 years counted from the grant date.

The quantity of B Options available for exercise is determined by the following factors:

•         Quantity of A options exercised, under the terms described in item 13.4 above, and

•         Variation in the appreciation targets of Company's shares in the period counting from the date of granting to the date of affective exercising of the B Options.

The lock-up period after the exercising of the A Options, is 2 years counting from the date of the B Options being exercised, in the case of Program 2008 and Special Program II, and 1 year counting from the date of the Program (independent of the date of exercising of the A Options), under Program II 2009, under Program 2010, under Program 2011 and in the 2nd set of options granted under Program II 2011. Under the first 2012 Program Grant, there are no restrictions to the sale of shares after exercise of A Options, as these were granted on August 20, 2012 and may only be exercised in the periods from May 1, to May 30, 2013 for executive officers and between May 1 and May 30, 2014 for all others. Under the 2013 Program Grant, there are no restrictions to the sale of shares after exercise of A Options, as these were granted on May 10, 2013 and may only be exercised in the periods from May 10, to May 30, 2014. There are no restrictions, in any case, on the sale of shares acquired as a result of the exercising of the B Options.

a. Pricing model

The models used by the Company for the pricing of the options granted to its managers and employees are of the binomial model for the traditional options and the Monte Carlo model for the format of the Restricted Stock Options.

Binomial Model

The model is based on the premise that the behavior of the share price in future periods can be approximated into two possible trajectories: one ascending and the other descending.  In this way it is built on a “tree” of trajectories for the share price. The ascending factor and the descending factor are determined based on the volatility of the share and the interval of time between the steps of the “tree”. The trajectories for the share price are determined up to the expiry date.

In parallel, the “tree” is also constructed representing the value of the option for each period. The value of the option is determined backwards, which is to say starting from maturity. At the end of period, it is the owner of the option's decision whether to exercise it or not.

Monte Carlo Model

The Monte Carlo simulation is a popular alternative method, which allows the incorporation of various sources of uncertainty. This method comprises the execution of a number of steps: (1) determining the processes of uncertainty and the generation of inputs based on a sample of the distributions of the entry variables, (2) the carrying out of mathematical operations with inputs so as to generate outputs, (3) repeating the previous steps n  times, so as to obtain n outputs, and (4) through the results obtained, calculating statistical data, such as average and standard deviation.

The calculation algorithm for the Monte Carlo simulation consists of calculating the value of the option on its due-date for every trajectory, so as to obtain an average of the values. The value of the option at the starting time is given by the present value of the average found.

Bearing in mind that for the options granted under the Restricted Stock Option format, the quantity of B Options depends on the quantity of A Options exercised, as well as the application of a multiplier adjustment calculated as a function of the variation of the Appreciation targets for the Company's shares, the Monte Carlo method was adopted in the pricing of the options under the format mentioned.

b. Data and assumptions used in the pricing model, including the weighted average share price, the exercise price, expected volatility, life of the option, expected dividends and interest rates free of risk

Date of calculation

According to Technical Pronouncement CPC 10 – Payment Based on Shares, the options must be valued on their respective granting date (in this case, the date of the approval of the corresponding Program).

Weighted average share price

The price of the Company's shares considered as the basis for the calculation of the respective options, is Market Value based on the calculation of the exercise prices, except, as previously mentioned, for the approval of the Special Program.

Exercise price

•         Traditional options granted:

The exercise price for the options granted under the traditional format has been corrected in accordance with the variation in the IGP-M index, with interest of 3% to 6% a year added up to May 6, 2010. So as to incorporate this contractual condition, the exercise price has been corrected periodically during the binomial “tree”, so that at the moment of exercising, the value paid out refers to the corrected amount, up until the corresponding rules were applied.

The inflation index curve was obtained from the Reference Rates published by the BM&FBOVESPA S.A. – Sao Paulo stock exchange, having been interpolated for the respective due dates. The method adopted was linear interpolation.

•         Options granted under the Restricted Stock Option format:

The exercise price for the options granted under the Restricted Stock Option format is: (i) calculated based on Market Value for A Options and (ii) R$0.01 for B Options, without monetary correction over time.

Expected volatility

For the calculation of expected volatility annualized standard deviation was used taking the natural logarithms of the historic daily variations in the Company's share price

Option term

•         Traditional options granted:

For options granted following the traditional format, if the Beneficiaries allocate a percentage of their annual bonus for the acquisition of shares of a particular lot, the contractual period for the exercising of the options in this lot is 10 years counting from the date that the B Options become exercisable, in other words after their lock-up period, which may vary according to the Program in question.  If a percentage of the bonus is not allocated, the lots already incorporated (that is to say, which are exercisable) will have a period of 3 to be exercised.

•         Options granted under the Restricted Stock Option format:

For these option grants, the life of the options was obtained based on the contractual period of the option lock-up period (that is to say, based on the options that become available in the financial year), bearing in mind that under the Restricted Stock Option, format, the options are of the European type, that is to say exercisable only from a given date, and for a relatively short period. For more information referring to the life of options granted in accordance with the Restricted Stock Option format, see the other sub-items in Item 13.

Dividends expected (dividend yield)

The dividend yield represents the ratio between the dividend paid per share in a given period, and the price of the share in the market. This variable was calculated based on the historic distribution of dividends and interest-on-equity by the Company.

Interest rate free of risk

The interest rates free of risk had been obtained from the Brazilian Central Bank and referred to the Selic (Special System for Settlement and Custody) rate on the respective option granting dates.

c. Methods used and the premises assumed for the incorporation of the expected effects of advance exercising

It can be observed empirically that options are exercised by their owners before the end of the life of the option, in the case of traditional options. This behavior is due to various reasons, such as for example, personal liquidity requirements and the impossibility of hedge protection.

In this regard, the Company, so as to incorporate this peculiarity, adopts the assumption that the options will be exercised from the moment that the lots become exercisable, that is to say have been incorporated, following the end of the respective lock-up period. In this way, the option life adopted in the calculations varies between 1 and 5 years, in accordance with the number of lots and the corresponding lock-up period is in which the options are divided, seeing that the Beneficiaries may not exercise options of any type before the end of the lock-up period. In addition to this, for option pricing purposes options exercised in advance as a result of the death or permanent disability of the Beneficiary, or corporate events, have not been considered.

d. Method for the determination of expected volatility

For the calculation of expected volatility, the annualized standard deviation has been used of the natural logarithms of the daily historic variations in the Company's share price.

e. If there is any other characteristic of the option that has been incorporated in the measuring of its fair value

Vesting period

During the vesting period, options may not be exercised by the Beneficiaries. For options granted under the traditional format, this condition was included in the calculations with respect to options of the European type (which can only be exercised from a certain date) while they have not yet been incorporated. After their incorporation, the options become of the American type (that is to say, exercisable at any moment until the extinction date).

Restrictions on sale ("lock-up")

Contractually speaking, for A Options granted under the Restricted Stock Option model there is a restriction that exists on the sale of shares acquired to the exercising of options.  This restriction, also known as lock-up, varies between 1 and 2 years, in accordance with the specific conditions of each Program.

This restriction implies the reduction in the value of the shares for the Beneficiary considering that the shares are illiquid at the time of exercising the options. So as to take these characteristics into account, a discount has been applied due to lack of liquidity in the share price under the “protective put” method.  According to this method, the value of a European type put option with a period equal to the lock-up period is calculated, assuming volatility and interest rates free of risk identical to those used in each plan. The value arrived at for this put option is therefore divided by the value of the share price on the date of granting, so that there is a percentage discount.  This discount is finally applied to the option, reducing its respective value.

This methodology is no longer applicable to the traditional programs, as, under the terms of the Meeting of the Board of Directors held on July 13, 2011, all restrictions for the transfer and sale were released from this date for the shares already acquired and shares that might be acquired, in such Programs.

13.10. Information on the pension plan in force offered to members of the Board of Directors and statutory Executive Board:

Not applicable, considering that no pension plans have been offered either to members of the Board of Directors or statutory directors.

13.11. Compensation, in the last 3 financial years, of the Board of Directors, the Statutory Executive Board and the Fiscal Council

Year 2011	Board of Directors	Fiscal Council	Statutory Executive Board
Number of members	8.00	3.00	5.92
Value of the highest individual compensation/year (1)	293,062	45,600	2,679,168
Value of the lowest individual compensation/year (2)	129,478	45,600	1,539,857
Average value of individual compensation/year (3)	212,854	45,600	1,942,100

Note:

(1) Considers the highest individual annual compensation effectively received, considering all the members, and that the member with the highest compensation has remained for 12 months with the governing body.

(2) Considers the lowest individual annual compensation effectively received, only including members who have been with the governing body for 12 months, excluding those remained for a shorter period.
(3) Total amount of compensation paid divided by the number of members declared for the period.

The amounts presented above refer to fixed compensation (Board of Directors, Fiscal Council and Statutory Executive Board), short-term variable Statutory Executive Board) and long-term variable, based on stock option plans (Board of Directors and Statutory Executive Board).

Year 2012	Board of Directors	Fiscal Council	Statutory Executive Board
Number of members	9.00	3.00	5.83
Value of the highest individual compensation/year (1)	320,824	45,600	6,123,879
Value of the lowest individual compensation/year (2)	224,056	45,600	3,165,013
Average value of individual compensation/year (3)	244,561	45,980	3,575,601

Note:

(1) Considers the highest individual annual compensation effectively received, considering all the members, and that the member with the highest compensation has remained for 12 months with the governing body.

(2) Considers the lowest individual annual compensation effectively received, only including members who have been with the governing body for 12 months, excluding those remained for a shorter period.
(3) Total amount of compensation paid divided by the number of members declared for the period.

Year 2013	Board of Directors	Fiscal Council	Statutory Executive Board
Number of members	9.00	3.00	6.00
Value of the highest individual compensation/year (1)	316,079	55,200	5,957,562
Value of the lowest individual compensation/year (2)	172,800	55,200	2,681,366
Average value of individual compensation/year (3)	210,992	55,200	3,549,458

Note:

(1) Considers the highest individual annual compensation effectively received, considering all the members, and that the member with the highest compensation has remained for 12 months with the governing body.

(2) Considers the lowest individual annual compensation effectively received, only including members who have been with the governing body for 12 months, excluding those remained for a shorter period.
(3) Total amount of compensation paid divided by the number of members declared for the period.

The amounts presented above refer to fixed compensation (Board of Directors, Fiscal Council and Statutory Executive Board), short-term variable Statutory Executive Board) and long-term variable, based on stock option plans (Board of Directors and Statutory Executive Board).

13.12. Contractual arrangements, insurance policies or other instruments which structure mechanisms of compensation or indemnification for managers in the event of dismissal from their post or retirement (including the financial consequences for the Company):

None.

13.13. Percentage of total compensation of each body recognized in the result of the company referring to members of the Board of Directors, the Executive Board or the Fiscal Council who are related parties to the controlling shareholders, directly or indirectly, as defined by the accounting rules covering this subject:

None.

13.14. Values recognized in the Company's results as compensation of members of the Board of Directors, Executive Board or Fiscal Council, grouped by body, for any reason which is not a function of which they occupy, such as for example, commissions and consulting services or services provided:

None.

13.15. Values recognized in the result of the controlling shareholders, direct or indirect, of companies under common control and subsidiaries of the company, in the compensation of members of the Board of Directors, the Executive Board or the Fiscal Council of the Company, grouped by body, specifying the amount of these values attributed to such individuals :

None.

13.16. Other relevant information:

Compensation Based on Shares

The values presented as long-term incentives, based on stock options programs reflect the accounting costs of all programs granted until the date of this Reference Form that are being amortized in the year of 2013 (tables of 2013) and 2014 (tables of 2014) and, therefore presented in our financial statements. These amounts are calculated in the moment of grant through Binomial model (traditional Stock Option Plans) and Monte Carlo (Restricted Stock Option Plans) and the calculated costs are amortized during its duration (usually 4 years).

The amounts presented do not represent the gains realized by the beneficiaries, since, as mentioned above, it is calculated in the moment of granting and not adjusted by the behavior of market, vesting rules, etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 17, 2014

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer